





FORM 6-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of **May 2011**

Commission File Number 000-12790

**ORBOTECH LTD.**
(Translation of registrant's name into English)

**SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein is the Registrant's Annual Report to shareholders for 2010.

*        *        *        *        *        *

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By: /s/ Amichai Steimberg
Amichai Steimberg
Chief Operating Officer

Date: May 19, 2011

# Annual Report 2010


30 YEARS OF LEADERSHIP
orbotech
Be Sure™
ESTABLISHED 1981

# Annual Report 2010

## About the Company

Orbotech Ltd. has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world's most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech's highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company's end-to-end portfolio of solutions for the benefit of customers the world over. For more information visit www.orbotech.com.

## Financial Highlights

| | *2010* | *2009* | *2008* |
|---|---|---|---|
| **Statement of Operations** (in thousands of dollars except per share data) | | | |
| Revenues | **529,355** | 359,330 | 407,950 |
| Operating income (loss) | **57,687** | (5,124) | (95,408) |
| Net income (loss) | **34,145** | (19,924) | (135,305) |
| Earnings (loss) per share - fully diluted | **0.95** | (0.58) | (4.04) |
| **Financial position at year end** (in thousands of dollars) | | | |
| Working capital | **356,378** | 324,188 | 165,285 |
| Equity | **349,555** | 312,513 | 313,030 |
| **Number of employees at year end** | **1,770** | 1,602 | 1,693 |



**May 2011**

**To Our Shareholders and Friends**

Orbotech's financial results for 2010 reflected the strong demand for our core products arising from increased capital investments by both PCB and FPD manufacturers. These in turn, were a function of the significantly higher demand for sophisticated consumer electronic devices, such as LCD televisions, smartphones, tablet computers and other mobile communications and computing devices, in the manufacture of which Orbotech's advanced and integrated yield-enhancing and production solutions are critical.

Revenues in 2010 were $529.4 million, compared with $359.3 million in 2009, an increase of approximately 47%, and the Company reported GAAP net income of $34.1 million, or $0.95 per share (diluted) for the year.

Revenues from the sale and service of PCB-related equipment for 2010 were $250.0 million, compared with $144.1 million in 2009. This growth reflected the rapid implementation of capacity expansion plans undertaken by PCB manufacturers, primarily in China, which was driven by a significantly higher demand for, and sales of, consumer electronic devices. The Company's most advanced product offerings, in particular our direct imaging systems, have increasingly become indispensable tools in enabling PCB manufacturing customers to meet the stringent production requirements inherent in producing these sophisticated consumer electronic devices on a mass production basis. This was evidenced by the sale, during 2010, of 107 Paragon direct imaging systems, significantly more than the 44 systems sold during 2009. In addition, in October 2010, we introduced our new Fusion Series AOI systems and Sprint-100 inkjet legend printer. We believe that these, among other factors, led to an improvement in the Company's competitive position in the PCB industry and, as a result, increased revenues from our PCB business, during the year.

Revenues from the sale and service of FPD-related equipment in 2010 increased to $265.6 million from the $201.2 million recorded in 2009. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in 2010 were attributable to orders received in that and the previous year. During the latter part of 2009, FPD fabrication facilities were running at close to full capacity utilization, with supply and demand in approximate equilibrium, and we believe that this encouraged FPD manufacturers to increase their capital investments in 2010. Towards the end of 2009, the Company commenced delivery of its new Generation 8 FPD Array Checker electrical test systems. Upon receiving initial customer acceptances for these systems, during the second quarter of 2010, the Company recognized revenues from these systems for the first time. During the fourth quarter of 2010, the Company commenced delivery of its new EVision series of Generation 8 FPD-AOI systems and received initial customer acceptances for these systems in the first quarter of 2011.

Revenues from the Company's Recognition Software segment in 2010 were $13.8 million, slightly less than the $14.1 million recorded in 2009. We believe this stemmed from a residual sentiment of caution felt by some of Orbograph's customers as a result of the finance and banking-related economic downturn of 2008 and 2009. Nevertheless, we believe the relative stability in revenues from this part of the Company's business demonstrates the strong reliance that customers continue to place upon Orbograph's innovative solutions and support services.

In February 2011, the Company consummated an agreement with General Electric Company pursuant to which a subsidiary of General Electric, GE Medical Systems Israel Ltd., acquired the assets of Orbotech Medical Solutions Ltd. for approximately $9.0 million in cash and up to an additional $5.0 million in cash which may be payable in the future subject to the achievement of certain agreed performance-based milestones. In addition, in April 2011, the Company entered into a conditional agreement for a management buyout of Orbotech Medical Denmark A/S, following our earlier commitment to divest this entity by the end of 2011. This transaction is expected to close during the current quarter. As a result, both of these companies had been classified as discontinued operations, and certain financial data for 2010 and previous fiscal years provided in our 2010 Annual Report and Financial Statements were re-cast to reflect this.

Service revenues in 2010 were $119.8 million, compared with $107.5 million in 2009, an increase of approximately 11%, which we believe reflected additional revenues generated from the higher overall capacity utilization rates at customers' manufacturing facilities during 2010 and our increased installed base.

In March 2011, we announced the receipt of the first order for our newly-developed product for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels and, following successful initial testing of this product, the ordered system is currently in the process of being delivered on a beta site basis. These developments mark the initial commercialization of a new business area for Orbotech and an important expansion, beyond our traditional yield-enhancing and production solutions for PCB and FPD customers, into the area of solar energy manufacturing. As such, we consider them to be a significant milestone in the Company's history, particularly at this time as we mark 30 years since Orbotech's inception in 1981. During 2010 we also received a number of customer awards, including the 'Best Vendor for 2010' award from AU Optronics Corporation, a world-leading Taiwanese manufacturer of TFT-LCD panels. This prestigious award recognizes the achievements made possible by Orbotech's commitment to superior customer support and technology leadership.

During 2010, research and development costs increased to $78.3 million in 2010 from $64.1 million in 2009. This increase was primarily attributable to the continuing investments in developing new products, including those intended for solar energy manufacturing, as well as investments in new and innovative technologies designed to enable us to continue to provide state-of-the-art solutions for the Company's PCB and FPD manufacturing customers.

The Company's financial position at December 31, 2010 improved as compared with the end of 2009. During 2010, the Company generated approximately $50 million in cash from operating activities, and concluded the year with cash, cash equivalents and marketable securities of $184.8 million, compared with $174.0 million at the end of 2009. At the end of 2010, the Company's net cash position was approximately $57 million and its total debt had been reduced to $128 million.

The improved conditions during 2010 and the early part of 2011 have led to a significant increase in demand for consumer end-products, driving expansion in the electronics industry, particularly in the Far East. As a result, the industry is experiencing greater capital expenditures by electronics manufacturers. These factors led to a substantial improvement in the Company's business in 2010, and while we also anticipate an increase in the level of business in 2011, conditions in the electronics industry—particularly in the Far East—are nevertheless closely tied to the global economic environment, and any downturn could negatively impact the electronics industry generally and the Company's business in particular.

After 30 years of industry leadership and accumulated productiveness and ingenuity, virtually every electronic device in the world is now manufactured using Orbotech technology, and although we have always benefited from the support of our shareholders, customers and suppliers, our long-term accomplishments would not have been possible at all were it not for our outstanding employees. For them, as always, we reserve our final note of gratitude. Their uncompromising commitment to delivering best-in-class solutions that meet, and often exceed, our PCB and FPD customers' extremely exacting requirements, their patience and expertise in resolving the most difficult technological challenges faced by these manufacturers, and their boundless innovativeness and creativity which enable us to look confidently to the future, remain at the very heart of Orbotech's success.

Mr. Yochai Richter
Active Chairman of the Board

Mr. Raanan Cohen
President and
Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

Commission File Number 000-12790

# ORBOTECH LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Michael Havin, Corporate Secretary
Tel: + 972-8-9423622
Fax: + 972-8-9438769
E-mail: mick-h@orbotech.com
Address: P.O. Box 215, Yavne 81101, Israel
(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"):

| Title of each class | Name of each exchange on which registered |
| --- | --- |
| ORDINARY SHARES, NIS 0.14 NOMINAL (PAR) VALUE | THE NASDAQ GLOBAL SELECT MARKET |

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

**As of December 31, 2010, the Registrant had outstanding 35,095,291 Ordinary Shares[1], NIS 0.14 Nominal (par) Value each.**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 (the "**Securities Act**"). Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of 'accelerated filer and large accelerated filer' in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If 'Other' has been checked in response to the previous question, indicate by check mark which financial statements item the Registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

---

[1] Does not include a total of 6,031,366 Ordinary Shares that were subject to equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant, 4,531,785 of which were subject to outstanding stock options (1,882,083 of which had vested), 379,246 of which were subject to outstanding and unvested restricted stock units or restricted share units and 1,120,335 of which remained available for future equity awards pursuant to such plans, all as of December 31, 2010, comprised of:

(a) 4,378,175 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the "**2000 Plan**"), of which:

(i) 4,142,540 Ordinary Shares were subject to options that had been granted (of which 1,545,923 had vested); and

(ii) 235,635 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan;

(b) 1,000,000 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the "**2010 Plan**"), of which:

(i) 115,300 were subject to outstanding and unvested restricted share units; and

(ii) 884,700 Ordinary Shares remained available for future equity awards pursuant to the 2010 Plan; and

(c) 653,191 Ordinary Shares collectively issuable pursuant to equity awards granted by Photon Dynamics, Inc. ("**PDI**"), prior to its acquisition by the Registrant, under PDI's equity remuneration plans, and which were assumed in connection with that acquisition, of which:

(i) 389,245 Ordinary Shares were subject to options (of which 336,160 had vested); and

(ii) 263,946 Ordinary Shares were subject to outstanding and unvested restricted stock units.

Also does not include a total of 1,988,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Registrant. For so long as such treasury shares are owned by the Registrant they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

## Table of Contents

### Introduction

This Annual Report on Form 20-F (this "**Annual Report**") relates to the Ordinary Shares New Israeli Sheqels ("**NIS**") 0.14 nominal (par) value each ("**Ordinary Shares**") of Orbotech Ltd. (the "**Company**", the "**Registrant**" or "**Orbotech**"). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, including the joint venture, Frontline P.C.B. Solutions Limited Partnership ("**Frontline**"); (iii) the "**PDI Acquisition**" are to the acquisition on October 2, 2008 (the "**PDI Closing Date**"), of Photon Dynamics, Inc. ("**PDI**") by a subsidiary of Orbotech Ltd. pursuant to the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 (the "**PDI Acquisition Agreement**"), for an aggregate purchase price of approximately $295.8 million; (iv) the "**Financing Agreement**" are to the Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. ("**IDB**"), as amended by the Financing Agreement—First Amendment entered into and signed on February 22, 2009, between Orbotech Ltd. and IDB (the "**Financing Agreement First Amendment**"), both of which were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009, between Orbotech Ltd. and IDB as amended on May 27, 2010 and February 15, 2011 (as so amended, the "**Amended Financing Agreement**"); and (v) the "**Loan Agreements**" are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources for a description of the material terms of the Loan Agreements.

This Annual Report includes industry data obtained from periodic industry publications, including industry reports by IDC, Frost & Sullivan and Prismark Partners LLC ("**Prismark**"), and internal Company information, and also includes certain statements as to competitive position that are based primarily on the Company's knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to the Company's relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

The financial results of PDI and its consolidated entities have been included in Orbotech's financial results since the PDI Closing Date. Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations, includes PDI and its consolidated entities for such information presented as of or for periods after the PDI Closing Date, but not before, and does not include information as to Frontline.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company's products include automated optical inspection ("**AOI**") automated optical repair ("**AOR**"), imaging and production systems for printed circuit boards ("**PCB**"s) and AOI, test, repair and process monitoring systems for flat panel displays ("**FPD**"s). The Company also markets computer-aided manufacturing ("**CAM**") and engineering solutions for PCB production. In addition, through Orbograph Ltd. ("**Orbograph**"), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through Orbotech LT Solar, LLC ("**OLTS**"), is engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

## Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as 'believes', 'expects', 'may', 'will', 'should' or 'anticipates', the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2011 and beyond. Such statements are derived from beliefs and assumptions of the Company's management based, in part, upon information available to the Company as of the date hereof. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company's production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the ability to sell Orbotech Medical Denmark A/S ("**OMD**") in the time frame anticipated, if at all, and the other matters discussed under Item 3—Key Information—Risk Factors.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company's future filings with the United States Securities and Exchange Commission (the "**SEC**"). For more information regarding the above factors and other risks, see Item 3—Key Information—Risk Factors.

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information), the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward looking statements contained herein as a result of future events or otherwise, except as required by law.

## PART I

### Item 1. *Identity of Directors, Senior Management and Advisers*

#### *1.A Directors and Senior Management*

Not applicable in Annual Report on Form 20-F.

#### *1.B Advisers*

Not applicable in Annual Report on Form 20-F.

#### *1.C Auditors*

Not applicable in Annual Report on Form 20-F.

### Item 2. *Offer Statistics and Expected Timetable*

#### *2.A Offer Statistics*

Not applicable in Annual Report on Form 20-F.

#### *2.B Method and Expected Timetable*

Not applicable in Annual Report on Form 20-F.

### Item 3. *Key Information*

#### *3.A Selected Financial Data*

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2010, 2009 and 2008, and the consolidated balance sheet data as of December 31, 2010 and 2009, have been derived from the audited Consolidated Financial Statements listed in Item 18 (including the notes thereto, the "**Financial Statements**"), which have been prepared in accordance with generally accepted accounting principles ("**GAAP**") in the United States, except as otherwise described therein. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006, have been derived from other consolidated financial statements not included herein that have been adjusted for discontinued operations and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3—Key Information—Risk Factors, Item 5—Operating and Financial Review and Prospects and the Financial Statements.

**Statement of Operations Data:**
**(in thousands except per share data and footnotes)**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Revenues | $529,355 | $359,330 | $ 407,950 | $349,527 | $415,834 |
| Cost of revenues: | | | | | |
| Cost of products sold and services rendered | 312,901 | 220,202 | 241,946 | 199,649 | 224,632 |
| Write-down of inventories (1) | — | — | 3,348 | 4,821 | — |
| Total cost of revenues | 312,901 | 220,202 | 245,294 | 204,470 | 224,632 |
| Gross profit | 216,454 | 139,128 | 162,656 | 145,057 | 191,202 |
| Research and development costs: | | | | | |
| Expenses incurred | 81,191 | 66,318 | 75,353 | 67,243 | 59,592 |
| Less—government participations (2) | 2,864 | 2,212 | 3,281 | 3,247 | 1,708 |
| Net research and development costs | 78,327 | 64,106 | 72,072 | 63,996 | 57,884 |
| Selling, general and administrative expenses | 66,264 | 63,598 | 71,723 | 65,962 | 68,370 |
| Amortization of intangible assets (3) | 14,176 | 19,848 | 5,743 | 1,120 | — |
| In-process research and development charges (4) | — | — | 6,537 | — | — |
| Restructuring costs (5) | — | — | 8,621 | 510 | 3,332 |
| Impairment (adjustment of impairment) of goodwill (6) | — | (3,300) | 93,368 | — | — |
| Operating income (loss) | 57,687 | (5,124) | (95,408) | 13,469 | 61,616 |
| Financial income (expenses)—net (7) | (7,284) | (11,090) | (1,474) | 9,502 | 7,531 |
| Write-down of long-term investments (8) | — | — | — | (5,000) | (205) |
| Income (loss) from continuing operations before taxes on income | 50,403 | (16,214) | (96,882) | 17,971 | 68,942 |
| Income tax expense (benefit) | 7,397 | (372) | 800 | 2,805 | 7,893 |
| Income (loss) from continuing operations of the Company | 43,006 | (15,842) | (97,682) | 15,166 | 61,049 |
| Share in losses of an associated company | — | — | — | (266) | (315) |
| Net income (loss) from continuing operations | 43,006 | (15,842) | (97,682) | 14,900 | 60,734 |
| Loss from discontinued operations, net of tax (9) | 8,717 | 3,914 | 37,391 | 13,000 | 5,509 |
| Net income (loss) | 34,289 | (19,756) | (135,073) | 1,900 | 55,225 |
| Net income attributable to the non-controlling interest | 144 | 168 | 232 | 416 | 255 |
| Net income (loss) attributable to Orbotech Ltd. | $ 34,145 | $ (19,924) | $(135,305) | $ 1,484 | $ 54,970 |
| Amounts attributable to Orbotech Ltd.: | | | | | |
| Income (loss) from continuing operations | 42,862 | (16,010) | (97,914) | 14,484 | 60,479 |
| Loss from discontinued operations, net of tax | (8,717) | (3,914) | (37,391) | (13,000) | (5,509) |
| Net Income (loss) attributable to Orbotech | $ 34,145 | $ (19,924) | $(135,305) | $ 1,484 | $ 54,970 |
| Earnings (loss) per share | | | | | |
| Income (loss) from continuing operations | | | | | |
| basic | $ 1.23 | $ (0.46) | $ (2.92) | $ 0.44 | $ 1.83 |
| diluted | $ 1.20 | $ (0.46) | $ (2.92) | $ 0.44 | $ 1.81 |
| Net income (loss): | | | | | |
| basic | $ 0.98 | $ (0.58) | $ (4.04) | $ 0.04 | $ 1.66 |
| diluted (10) | $ 0.95 | $ (0.58) | $ (4.04) | $ 0.04 | $ 1.65 |
| Weighted average number of shares used in computation of earnings (loss) per share: | | | | | |
| basic | 34,911 | 34,501 | 33,512 | 33,091 | 33,105 |
| diluted | 35,778 | 34,501 | 33,512 | 33,190 | 33,399 |

**Balance Sheet Data:**
**(in thousands)**

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Working capital (11) | $356,378 | $324,188 | $165,285 | $342,563 | $371,374 |
| Long-term bank loan (12) | 96,000 | 128,000 | — | — | — |
| Total assets | 628,341 | 605,762 | 634,861 | 573,171 | 575,013 |
| Capital stock | 176,698 | 171,494 | 163,641 | 146,690 | 134,258 |
| Equity (13) | 349,555 | 312,513 | 313,030 | 440,952 | 442,416 |

(1) The write-downs of inventories of $3,348,000 in 2008 and $4,821,000 in 2007 primarily relate to excess inventories of components for certain of the Company's PCB products. See Note 3 to the Financial Statements.

(2) The Company receives funding, principally from the Israeli Government, for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding. See Note 1n to the Financial Statements.

(3) The amortization of intangible assets in 2010, 2009 and 2008 is primarily attributable to the PDI Acquisition. Based on current factors, estimated amortization expense associated with intangible assets for 2011 is $12,287,000. See Note 5b to the Financial Statements.

(4) In-process research and development charges in 2008 were associated with the PDI Acquisition. See Note 2c to the Financial Statements.

(5) The restructuring charges of $8,621,000 in 2008, $510,000 in 2007 and $3,332,000 in 2006, relate to reductions in the Company's workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company's infrastructure. See Note 14e to the Financial Statements.

(6) The adjustment of impairment of goodwill in 2009 represents $3,300,000 of additional consideration from the sale of Salvador Imaging, Inc. ("**Salvador**") which was owned by PDI at the time of the PDI Acquisition. The impairment of goodwill of $93,368,000 in 2008 is comprised of: a write-off of $87,977,000 of goodwill associated with the Company's FPD business; and a write-off of $5,391,000 of goodwill associated with the Company's assembled PCB business. See Notes 1j and 2c to the Financial Statements.

(7) Includes interest income from cash which was subsequently used in connection with the completion of the PDI Acquisition and interest expense associated with $160,000,000 borrowed under the Loan Agreements to complete the PDI Acquisition, $128,000,000 of which remained outstanding at December 31, 2010. See Notes 2c, 6 and 14f to the Financial Statements.

(8) The write-downs of long-term investments of $5,000,000 in 2007 and $205,000 in 2006 reflect the impairment of the Company's interests in two private Israeli companies.

(9) The loss from discontinued operations, net of tax of $8,717,000 in 2010, $3,914,000 in 2009, $37,391,000 in 2008, $13,000,000 in 2007 and $5,509,000 in 2006 is attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

(10) Excludes equity awards outstanding at December 31, 2009 and 2008, as their inclusion would be anti-dilutive.

(11) Working capital is defined as current assets less current liabilities. The decrease in working capital in 2008 is attributable to the $160.0 million borrowed from IDB under the Loan Agreements in connection with the PDI Acquisition, initially as a short-term loan but which, on December 21, 2009, was converted into long-term borrowings.

(12) Net of current maturities.

(13) Comprising shareholders' equity and non-controlling interest.

As of January 31, 2011, the Company had outstanding indebtedness in an aggregate principal amount of $128.0 million, $32.0 million of which is due to be repaid in 2011. The Company has not paid any cash dividends in the last five years. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

### *3.B Capitalization and Indebtedness*

Not applicable in Annual Report on Form 20-F.

### *3.C Reasons for the Offer and Use of Proceeds*

Not applicable in Annual Report on Form 20-F.

### *3.D Risk Factors*

Our business faces significant risks. You should, in addition to the Cautionary Statement Regarding Forward-Looking Information noted above, give careful consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in our Ordinary Shares. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business, results of operations, financial condition and liquidity.

#### ***(a) We have incurred net losses in the past and we may not be profitable in the future.***

Although we recorded net income of $34.1 million for the year ended December 31, 2010, we recorded net losses of $19.9 million for the year ended December 31, 2009 and $135.3 million for the year ended December 31, 2008. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the PCB, FPD and other industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have in the past undertaken cost cutting initiatives in response to worldwide economic conditions, including reducing our worldwide workforce. In the future, we may also have to undertake cost reduction initiatives to remain profitable, which may lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will continue to remain profitable.

#### ***(b) We are dependent upon the worldwide electronics industry and unfavorable changes in economic conditions and capital expenditures may negatively impact our operating results.***

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs and FPDs to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the worldwide level of demand for consumer end-products that utilize PCBs and FPDs as electronic components in their production, including, among others, smartphones, tablets, computers, televisions, automobiles and portable electronic devices and for products used in medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on electronics. We are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and to maintain our worldwide customer service and support operations. In circumstances of reduced overall demand for electronic devices using PCBs and FPDs, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new or enhanced products, such as smartphones, tablets, LCD televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs and FPDs in electronic devices, the overall demand for our products could be reduced.

***(c) Capital investments by PCB and FPD manufacturers are highly cyclical and may decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.***

Our business relies considerably upon continuing capital investments by manufacturers of PCBs and FPDs. The capital equipment procurement practices of both PCB and FPD manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, the contractions in the credit markets and the subsequent severe financial system disruption, which culminated in late 2008, negatively impacted the global economy and resulted in a significant downturn in the electronics industry, which, in turn, impacted our profitability in recent years. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, television or telecommunications industries. In addition, our business could also be negatively affected by reductions in the capital expenditure programs of PCB or FPD manufacturers.

We may not be able to predict future levels of demand for electronic products and devices with accuracy. For example, the recent increase in demand for smartphones, tablets, e-readers and other mobile connected devices may not continue at its current level, may not increase as anticipated and may decline. If this happens, our PCB business may be adversely impacted. In addition, the increasing demand for higher definition, larger-sized, more power efficient, low cost FPDs may not continue, may not increase as anticipated and may decline, which would negatively affect our FPD business. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

***(d) Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because a significant portion of our indebtedness is variable rate debt, our interest expense would increase if interest rates rise. We also may not be able to generate sufficient cash to service all of our indebtedness.***

On September 18, 2008, we borrowed $160.0 million from IDB pursuant to the Loan Agreements. As of December 31, 2010, we had $128.0 million of principal outstanding indebtedness and our anticipated fiscal 2011 debt service payment obligations are $32.0 million of principal and, based on the applicable interest rate at December 31, 2010, approximately $4.5 million in interest. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including: limiting our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations or obligations to other banks or lenders, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing IDB, the lender under the Loan Agreements, and Bank Hapoalim Ltd. ("**Hapoalim**") the secured party pursuant to the Hapoalim Debenture (as defined below), to accelerate the repayment of the loans or demand immediate payment of any amounts owed for positions taken by us in connection with the Hapoalim Banking Activities (as defined below); requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; limiting our flexibility in planning for, or reacting to, changes in our operations or business; making us more vulnerable to downturns in our business or the economy; restricting us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and, in conjunction with the financial and other restrictive covenants contained in the Loan Agreements and the Hapoalim Debenture, among other things, limiting our ability to borrow additional funds or dispose of assets.

The Loan Agreements and the Hapoalim Debenture also provide for certain limitations on our ability to sell assets, other than in the ordinary course of business. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to service all our debt obligations, which could lead to a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, the interest rate on $48.0 million of our debt is fixed and the interest rate on the remaining $80.0 million and on the unused amount of an additional $25.0 million short-term credit facility which is available to us, is variable. As a result, our interest expense would increase if interest rates rise. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB's cost plus an agreed margin. IDB's cost has been determined with reference to the London Interbank Offered Rate ("LIBOR"), which in 2010, 2009 and 2008 has been at historic lows and may increase substantially in the future. Fluctuations in LIBOR or other bank costs may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable on our outstanding variable rate debt would, as of January 1, 2011, increase our annual debt service requirements by approximately $0.8 million. Also, we have availability to borrow an additional $25.0 million, and may still incur significantly more debt in excess of that pursuant to additional financing arrangements that we may, in the future, enter into, which could intensify the risks described above.

***(e) The Loan Agreements and the Hapoalim Debenture impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.***

On October 21, 2010, Orbotech Ltd. issued a debenture in favor of Hapoalim (the "**Hapoalim Debenture**") to secure an approved credit risk limit of up to an aggregate amount of $22.0 million granted by Hapoalim to Orbotech Ltd., $20.0 million of which was granted in connection with performance of certain forward transactions and other related activities and $2.0 million of which was granted in connection with factoring activities (collectively, the "**Hapoalim Banking Activities**").

The Loan Agreements and the Hapoalim Debenture contain various covenants that limit or prohibit our ability, among other things, to: guarantee additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates. In addition, under the Loan Agreements we are subject to various financial covenants that are tested either quarterly or annually. If we do not comply with the covenants, including the financial covenants, the lender under the Loan Agreements could declare due all amounts thereunder and Hapoalim could require payment by us to cover any amounts owed for positions taken by us in connection with the Hapoalim Banking Activities, as applicable. Acceleration of repayment of borrowings under the Loan Agreements would have a material adverse effect on our business, results of operations, financial position and cash flow. Certain of the amendments which have been made to the Loan Agreements were designed to facilitate our compliance with the financial covenants thereunder and the creation of the charges under the Hapoalim Debenture.

The financial covenants and other affirmative and negative covenants contained in the Loan Agreements and in the Hapoalim Debenture could limit our ability to plan for or react to industry conditions, meet our capital needs or otherwise restrict our activities or business plans; and adversely affect our ability to finance our operations, enter into strategic initiatives, fund investments or engage in other business activities that would be in our interest.

Upon the occurrence of certain events, IDB could declare due all amounts payable under the Loan Agreements and Hapoalim could require payment by us to cover amounts owed for positions taken by us in connection with the Hapoalim Banking Activities, as applicable, and IDB may also terminate all commitments to extend further credit. If we were unable to repay those amounts, IDB and/or Hapoalim, as applicable, could proceed against any collateral granted to it/them to secure the Loan Agreements and the Hapoalim Banking Activities. If IDB accelerates the repayment of borrowings, or Hapoalim requires payment to cover negative positions, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows.

***(f) We may raise additional equity from time to time, which could lead to dilution for our existing shareholders or a decline in our share price.***

We may raise equity capital through the issuance of additional Ordinary Shares, subject to market and other conditions. We filed a shelf registration statement on Form F-3 with the SEC on December 28, 2009 under which we may issue additional Ordinary Shares, warrants, subscription rights or debt securities with an aggregate offering price of up to $150.0 million, which became effective on January 13, 2010. Future sales of Ordinary Shares could cause the market price of our Ordinary Shares to decline and could cause our existing shareholders to experience significant dilution.

***(g) We have a sizeable accumulation of contracted orders for sales of FPD products, some of which are subject to delay, cancellation or non-acceptance by customers.***

Our FPD business has a significant amount of orders for sales of FPD products. Our orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the ensuing six to twelve months. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from the sale of FPD products in a twelve-month period, and Orbotech expects to realize as revenue a substantial portion of these orders in 2011. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in the FPD manufacturing process entail relatively long lead times, a customer cancellation may require us to record inventory write-offs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations, financial position and cash flow.

***(h) Our business, in particular with respect to the FPD industry, is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition, results of operations and cash flows.***

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world's liquid crystal displays ("**LCD**"s). We market and sell our AOI, test and repair systems for FPDs to virtually all of the world's LCD manufacturers, with significant concentration in sales to a limited number of them. For the year ended December 31, 2010, approximately 28% of our total revenues were derived from LG Display and Samsung Electronics, our two largest customers on a global basis. Substantially all of those revenues were in our FPD business. In addition, approximately 50% of our total revenues were derived from our top ten customers. We cannot assure you that LG Display and Samsung Electronics, or other customers that account for a substantial portion of our revenues, will continue to contribute significantly to our total revenues in future periods. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected.

***(i) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.***

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. While we seek to anticipate future increases in demand across our customer base, and communicate potential increases in a timely manner to suppliers, we may be unable to do so with accuracy. If our suppliers are unable to deliver key components or subassemblies to meet our production needs, whether as a result of an unanticipated increase in demand for our products or otherwise, our production process may be delayed causing us to be unable to meet all of our customers' desired delivery dates. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business. In addition, were a major disruption (such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters) to occur at our offices or manufacturing facilities, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in delays in shipments of products to our customers, cancellation of orders or loss of customers and could also adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

A sudden increase (or decrease) in demand for our products, as well as a lengthening of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. We have recently experienced greater demand for both our PCB and FPD product lines, which required us to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we intend to implement a more variable cost structure across our supply chain, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us. While we are undergoing initiatives to migrate production facilities closer to our various customer bases, including in Asia, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or fail to mitigate expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

***(j) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.***

We depend on our existing customers for additional future revenues from ongoing service and support related generally to our PCB products. Our maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. A change in business conditions could alter current customer purchasing plans and as a result our maintenance agreements may not be renewed and, as a result, we may not generate significant revenues and cash flow from product maintenance in future periods.

***(k) We extend unsecured credit in the form of accounts receivable to many of our customers in connection with their purchases from us and we may be unable to collect accounts receivable.***

We extend unsecured credit, in the form of accounts receivable, to many of our customers in connection with their purchases of our products. In addition, diversification of the related credit risk is limited because we sell primarily to two industries, the PCB and FPD industries. Our exposure to credit losses due to failure to collect accounts receivable will depend on the financial condition of our customers and other factors beyond our control, such as conditions in the world economy or in the PCB, FPD or other industries that we serve. Credit losses, if significant, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

***(l) We may not receive significant revenues from our current research and development efforts for several years.***

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle. In 2010 and 2009, net research and development expenses were $78.3 million, or approximately 14.8% of our total revenues and $64.1 million, or approximately 17.8% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

***(m) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability.***

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

***(n) Our operations may be negatively affected by the obligations of our personnel to perform military service.***

Many of our male employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such requirements on us in the future or the effect on us of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

***(o) We face intense competition in our business, which may result in decreased demand or prices for our products and services.***

We are subject to competition from companies that either currently manufacture or are developing PCB and FPD products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, including LG Display and Samsung Electronics, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative or other business reasons, our customers may purchase PCB and FPD products manufactured in-house or by their affiliates, rather than by us, even if such products may be lesser in quality and/or higher in price (on an arms-length basis) than our products. Orbograph faces competition from a number of companies which develop and market character recognition solutions. In both 2010 and 2009, we experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

***(p) We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.***

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products or character recognition solutions that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly in challenging global economic conditions and given our significant indebtedness. In addition, certain of our competitors are or may be affiliated with companies that are, larger in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs and FPDs. Any such failure could lead to deterioration in our competitive position.

***(q) Acquisitions and other types of strategic initiatives have been and are expected to continue to be an important element of our growth, but we may not find suitable opportunities and we may not be able successfully to integrate and manage such initiatives in the future.***

Our business strategy contemplates the expansion of our technological base and diversification into new growth areas through acquisitions, joint ventures, investments and other types of strategic initiatives. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon it under the Loan Agreements and the Hapoalim Debenture.

***(r) We obtain substantial benefits by operating in Israel, but these benefits may not continue or in the future may be limited or restricted.***

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the "**Israeli CPI**"). Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. We also benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the "**OCS**") for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Although such restrictions do not apply to the export from Israel of the Company's products developed with such know-how, they may prevent us from engaging in transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

***(s) Substantially all of our revenue is derived from sales to companies located in the Far East, and a growing portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.***

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2010, approximately 90% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 35% from sales in Korea, 25% from sales in China, 20% from sales in Taiwan and 10% from sales in Japan. In addition, as part of our program of cost efficiencies, we are in the process of moving a portion of our FPD manufacturing activities to those countries where our customers are located in the Far East, including in China. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, such as requiring us to manufacture and sell our products through local entities which can have the effect of increasing our exposure to operational and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in our operations; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may prove to be particularly acute in China, where we have deployed substantial resources in order to grow our PCB and FPD manufacturing capabilities, including by establishing relationships with Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations.

***(t) Our future success depends in part on our ability to attract and retain highly qualified staff.***

Our success depends, in significant part, upon our continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop increasingly advanced product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. The issuance of these awards will dilute the ownership of existing shareholders and may cause the price of our Ordinary Shares to decline. As we issue equity awards, we use availability under our existing equity remuneration plans and, when availability is low, we will need to seek shareholder approval to increase availability thereunder. We cannot assure you that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

***(u) Our future success depends in part on our ability to maintain the proprietary nature of our technology.***

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may transfer research and development or manufacturing activities outside the State of Israel, especially to the Far East. Patents that we own or license will eventually expire and could be invalidated or challenged. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright and trade secret protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results.

***(v) If we are sued for infringing intellectual property right of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business and operating results.***

As is characteristic of the electronics industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

***(w) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful given the PDI Acquisition in 2008 and may not be representative of our future performance.***

The timing of revenue recognition for our most expensive products, principally FPD systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on our periodic revenues and net income. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Lastly, our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business.

Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2008, for example, we recorded special charges that include impairments with respect to intangible assets and goodwill in the amount of $93.4 million; write-downs of inventories in the amount of $3.3 million; restructuring costs in the amount of $8.6 million; and acquired in-process research and development in the amount of $6.5 million in connection with the PDI Acquisition.

In addition, as a result of the PDI Acquisition on October 2, 2008, it may be difficult to compare our historical and future results to our results for fiscal 2008 and other periods. The PDI Acquisition was accounted for utilizing purchase accounting, which resulted in new valuations for the assets and liabilities of PDI equal to their fair values on October 2, 2008. Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to prior and future periods.

***(x) We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.***

In 2010, 2009 and 2008, approximately 28%, 39% and 30%, respectively, of our revenues, and approximately 42%, 42% and 47%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the "**Dollar**" or "$"). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the Japanese Yen, the Korean Won, the Taiwanese dollar and the Chinese Renminbi. See Item 11—'Quantitative and Qualitative Disclosure About Market Risk'—for more information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

***(y) We have experienced, and may continue to experience, losses on inventories.***

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since we value our inventory at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs. For example, in 2008 we recorded $3.3 million of write-downs of inventories relating primarily to excess inventories of components for certain of our PCB products. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

***(z) Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.***

Our assets include a significant component of cash; however, we may in the future increase our investment in marketable securities. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements at December 31, 2010. Nevertheless, our cash and any marketable securities that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other-than-temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

***(aa) Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.***

We prepare our financial statements to conform to U.S. GAAP, except as otherwise described therein. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United

States (the "**FASB**") and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flows and financial position.

In addition, our effective tax rate is influenced by a number of factors, including shifts in the mix of pre-tax profits and losses by tax jurisdiction, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate and tax assessments resulting from income tax audits. We are routinely subject to tax audits in various jurisdictions. Although we regularly assess the likely outcomes of such audits in order to determine the appropriateness of our tax provisions, there can be no assurance that we will predict the outcomes of these audits with accuracy, and the actual outcomes of these audits could have a material impact on our net income or financial condition.

There can be no assurance that the reduction in net income and earnings per share (or increase in net loss or loss per share) arising from the adoption of such financial accounting standards or from changes in our effective tax rates in the future will not adversely affect our results of operations, cash flows or financial position, the market price of the Ordinary Shares or the cost to us of raising capital.

***(bb) We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex mechanical nature of some of our products.***

Some of our products are complex machines requiring appropriate procedures and care to be taken in their handling, installation and use. As a result, we may face exposure relating to incidents involving their improper handling, installation or use. On November 15, 2010, an accident occurred at the facility of one of our customers in Korea in which a worker was killed. Korean authorities have initiated a criminal investigation related to Orbotech's Korean subsidiary, its officers and employees in connection with this incident. We cannot predict the outcome of this investigation; however, it may lead to criminal penalties for our Korean subsidiary and the officers and employees under investigation, including possible imprisonment. We have settled this matter with the deceased's family and a substantial portion of the settlement amount is expected to be covered by insurance. While we cannot predict the outcome of the pending investigation, we believe that we have sufficient resources to address it and sufficient insurance to cover the current incident and foreseeable future claims. Incidents of this type could result in substantial damages awards against us. An unfavorable outcome in litigation with respect to any such matters may cause our profitability, business, financial condition and reputation to decline.

## Item 4. *Information on the Company*

### *4.A History and Development of the Company*

#### *(a) Corporate History*

Orbotech Ltd. was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name 'Optrotech Ltd.' pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which Orbotech Ltd. and its Israeli subsidiaries now operate is the Israeli Companies Law, 1999, as amended (the "**Companies Law**"), which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the "**Companies Ordinance**").

On August 9, 1984, the Company made an initial public offering of its Ordinary Shares in the United States. The Ordinary Shares are listed on the NASDAQ Global Select Market ("**Nasdaq**") and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. ("**Orbot**"), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI systems for use in the manufacture of PCBs, and subsequently merged with Orbot, with Orbotech Ltd. as the surviving entity (the "**Merger**"). In connection with the Merger, the Company changed its name to Orbotech Ltd. on October 27, 1992. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

### *(b) Major Business Developments*

The Company's business initially centered upon the design, development, manufacture, marketing and service of AOI systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems. Since 1991, the Company has also been engaged, and subsequently became a leader, in the design, development, manufacture, marketing and service of AOI systems for use in the manufacture of FPDs; and since the PDI Acquisition in 2008 the Company has also been engaged as a leader in the design, development, manufacture, marketing and service of test and repair systems for use in the manufacture of FPDs.

Since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. For further information on character recognition solutions, see Item 4—Information on the Company—Business Overview—Our Application and Products—Recognition Solutions.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB Applications and Products.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for 'assembled' (as distinct from 'bare') PCBs, which are PCBs on which the electronic components needed to perform the specified tasks have been mounted. During 2008, the Company decided to phase out its assembled PCB business and, accordingly, commencing from the beginning of 2009, the Company ceased to develop and market assembled PCB equipment. During 2009, the Company consummated an agreement with Orpro Services s.r.l. ("**Orpro**") of Italy for the sale of its assembled PCB business in Europe and the Americas.

In 1998, Orbotech Ltd. entered into an agreement with Valor Computerized Systems Ltd. (which has subsequently been renamed Mentor Graphics Development Services (Israel) Ltd.) ("**Mentor**"), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications. Frontline is owned equally by Orbotech Ltd. and Mentor and combines the former CAM operations of Orbotech Ltd. and Mentor. See Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB Applications and Products. The Company's interest in Frontline is presented in the Financial Statements using the proportionate method of consolidation. See Note 2a to the Financial Statements.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our FPD Applications and Products.

In 2007, the Company acquired New System s.r.l. ("**New System**"), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend printers, for approximately $17.0 million (including satisfaction of net liabilities). For further information on inkjet printers, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB Applications and Products.

As part of the Company's strategy of diversifying into new growth areas for imaging technologies, in 2005 Orbotech Medical Solutions Ltd. ("**OMS**") acquired all the assets of Imarad, a privately-held Israeli company that developed a technology to manufacture high performance, solid state cadmium zinc telluride ("**CZT**") gamma radiation detectors, for $7.0 million; and in 2007 the Company acquired 3—D Danish Diagnostic Development A/S (which was subsequently renamed Orbotech Medical Denmark A/S), a privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging, for approximately $41.0 million. In October 2010, the Company entered into an agreement (the "**APA**") with General Electric Company ("**GE**") pursuant to which a subsidiary of GE, GE Medical Systems Israel Ltd.

("**GEMSI**") agreed to acquire the assets of OMS for approximately $9.0 million in cash at closing and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. In addition, as of December 31, 2010, the Company committed to a plan to sell OMD by the end of 2011. However, the timing and terms of any such transaction within that period are subject to market and other conditions. As a result, OMS as well as OMD have been classified as discontinued operations and certain financial data for this and previous fiscal years provided in this Annual Report and the Financial Statements have been re-cast to give effect to this. For further information, see Note 2b to the Financial Statements.

In 2008, the Company acquired PDI, a leading provider of test and repair systems for the FPD industry. On the PDI Closing Date, the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI's common stock, and issued equity awards with respect to Ordinary Shares to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million. In 2008 the Company recorded an impairment charge of $85.7 million with respect to the goodwill associated with the PDI Acquisition. For further information on test and repair systems for FPDs, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our FPD Applications and Products.

As part of the PDI Acquisition, the Company acquired an interest in certain research and development activity in the crystalline silicon photovoltaic manufacturing processes for the solar energy industry. Following examination of this activity, the Company decided to continue to pursue its interest in this project, and in July 2009, OLTS was established as a limited liability company for this purpose. OLTS is held jointly by the Company and the two developers of the technology. For further information on crystalline silicon photovoltaic manufacturing processes for the solar energy industry, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Solar Photovoltaic Manufacturing.

### (c) *Recent Major Capital Expenditures*

During the period from January 1, 2010 to December 31, 2010, the Company's non-acquisition related capital expenditures totaled approximately $6.8 million (compared to $3.7 million during 2009 and $10.5 million during 2008), of which approximately $3.3 million (compared to $2.8 million during 2009 and $7.6 million during 2008) was expended at or upon the Company's facilities in Yavne, Israel, and approximately $3.5 million (compared to $0.9 million during 2009 and $2.9 million during 2008) was expended upon various facilities of the Company's subsidiaries outside Israel. Of these expenditures, approximately $2.9 million during 2010 (compared to $0.3 million during 2009 and $5.4 million during 2008) was for capital equipment and leasehold improvements and the balance of approximately $3.9 million (compared to $3.4 million during 2009 and $5.1 million during 2008) was related to information technology. For information with respect to significant capital divestitures made or committed to by the Company since January 1, 2006, see Major Business Developments. Other than capital expenditures of the types and consistent with the amounts described above, there are not any significant capital expenditures in progress by the Company.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

### (d) *Miscellaneous*

The Company's corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company's postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company's internet address is: www.orbotech.com (the "**Corporate Website**"), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the 'SEC Filings' hyperlink contained in the 'Investors' section. The Corporate Website is not incorporated by reference in this Annual Report and is included as an inactive textual reference only.

The Company's agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Guy Shemi.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

### *4.B Business Overview*

#### *(a) General*

Company Overview

We are a leading global provider of yield-enhancing and production solutions for PCBs, which are used in virtually all electronic equipment, including smartphones, tablets and other mobile electronic devices, and for LCDs and touch screens. We design, develop, manufacture and market inspection, test, repair and production solutions, with PCB and FPD manufacturers as our main customers. For over 30 years, we have built our global installed base of systems at customers which include leading PCB, as well as virtually all FPD, manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness.

We offer a technologically advanced end-to-end solutions portfolio to address yield management at various manufacturing stages for both PCBs and FPDs. Our products include AOI, AOR, CAM and engineering solutions, imaging and production products for PCB manufacturing, as well as AOI, test, repair and process monitoring systems for FPD manufacturing. We also develop and market character recognition solutions, primarily to banks and other financial institutions, for use in check and forms processing. Additionally, we are engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Approximately 47%, 50% and 3%, respectively, of our 2010 revenues was derived from the sale of products and services in our PCB, FPD and character recognition businesses.

Recently, consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets, as well as by the growing demand for large-size, internet enabled, three-dimensional LCD televisions. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices. We believe that approximately 23%, 42%, 18% and 17%, respectively, of our 2010 revenues were derived from sales of our products that were used by our customers in the manufacture of mobile phones and tablets; LCD televisions; automotive, communication, medical and other electronic devices; and personal computers.

We sell our solutions to PCB manufacturers globally, including first-tier electronics companies and, as of December 31, 2010, we had an installed base of over 9,000 PCB systems. Our FPD manufacturing customers include the major LCD manufacturers and, as of December 31, 2010, we had an installed base of over 1,400 FPD systems. Most of our PCB customers enter into service and maintenance agreements with us after the expiration of the warranty period with respect to our installed base of PCB products. In addition, we provide utilization-based service arrangements for our FPD customers. We believe our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enable us to understand and address our customers' rapidly changing technological and capacity needs. Approximately 23% of our 2010 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. For the past 30 years, we believe we have consistently been the first to market in most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2010, our intellectual property portfolio consisted of approximately 520 patents and patent applications worldwide. Our yield-enhancing and production solutions are designed to increase our customers' production yields and significantly reduce their costs. We have also established a strong global footprint, which enables us to be close to our key customers to provide them with real-time support.

Industry Trends

We believe that the current trends in mobile devices and LCD television consumer products will drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield management capabilities to contain costs. We believe that this need will lead manufacturers to make significant capital investments in the near future. We believe the key growth elements are:

- the increase in demand for smartphones, tablets, e-readers and other mobile connected devices that require high performance, high density PCBs; and
- the increasing demand for high definition, larger-sized, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications.

While PCB and FPD manufacturers create different products for diverse end-markets, they share similar production challenges in an increasingly competitive environment. Both continuously seek to increase yields and enhance the efficiency of their manufacturing processes, including by improving their manufacturing, inspection, testing and repair capabilities.

Printed Circuit Boards

Due to the recent proliferation of smartphones, tablets and other mobile devices, our customers have faced increased demand for more complex, multilayer and high density PCBs. For such complex boards, production yield drops dramatically as the number of likely defects increases, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products. In 2010, due to the higher technological requirements, we believe the yield-rate for any-layer high density interconnect ("**HDI**") was only 50-70% compared to yield rates of 80% or greater for non-any-layer HDI. These lower yields translate into increased time spent and materials consumed in production, leading to higher costs.

The success of smaller and more sophisticated electronic devices, such as smartphones and tablet PCs has been a key driver of this growth for the past years, and is projected to drive growth in the future as well. According to the December 2010 issue of Worldwide Smartphone 2010 - 2014 Forecast Update and the September 2010 issue of Worldwide and U.S. Media Tablet 2010 - 2014 Forecast Update, IDC projects that, between 2010 and 2014, global smartphone shipments will grow by a compound annual growth rate ("**CAGR**") of 24% and consumer and commercial global media tablet shipments will grow by a CAGR of 45%.

Flat Panel Displays

The growing demand for high definition and zero defect televisions requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD manufacturers have been utilizing larger substrate glasses for new generations of complex larger-sized displays.

Over recent years there has been a significant shift from cathrode ray tube ("**CRT**") screens to LCDs for use in computer monitors and other display devices. There has also been steady growth in sales of LCD television sets for home use as a percentage of the total number of televisions sold. We believe that the production of LCD televisions at electronics manufacturing services and original design manufacturers is projected to grow by a CAGR of 14% from 2010 to 2014. In addition, according to Frost & Sullivan, global three-dimensional television shipments are projected to grow from approximately three million units in 2010 to over 40 million units in 2014, reflecting a CAGR of 88%, as projected in its October 2010 issue of The Connected Home: Evolution of the Consumer Space.

FPD manufacturing is currently migrating to China, a move undertaken by PCB manufacturers over ten years ago, and both industries are at present substantially increasing production capacity in that country. We have an established commitment to the region with more than 15 years of operating history in China and strong relationships with local manufacturers in the region. According to the November 2010 issue of "The Printed Circuit Industry", published by Prismark, China's global share in PCB manufacturing is expected to grow from 34.6% in 2009 to more than 44% in 2015, and is forecasted to continue growing at a 10.4% CAGR during this period.

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and in some cases, what we believe are 'must have' solutions that serve their critical requirements. For example, our FPD customers use our systems in the manufacturing ramp-up phase of new plants in order to identify production deficiencies in initial production runs to shorten lead times to capacity production and reduce costs. A new FPD fabrication plant typically takes about a year to construct, at a cost of between $2 and $4 billion, which we believe increases the importance of our systems to our customers in the ramp-up phase. We estimate that in a typical FPD fabrication plant, approximately 2.5% of such construction costs are allocated to yield-enhancement products of the type we sell. Our global presence ensures that we are in relatively close proximity to our customers, which allows us to provide them with ongoing services and support on a real time basis. Through these services and our in-person contacts with our customers, we believe we are able to hone our understanding of our customers' current and future production requirements. We are then able to design solutions optimized to their needs and that are becoming an increasingly important part of their product design and manufacturing processes.

As of December 31, 2010, the Company had two reportable segments: Production Solutions for the Electronics Industry, which, in 2010, accounted for approximately 97% of the Company's revenues; and Recognition Software, which, in 2010, accounted for approximately 3% of the Company's revenues. In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company's two reportable segments are included in the Financial Statements under "Other". See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

***(b) Strengths and Strategies***

We believe our key competitive strengths include:

***Leadership position.*** We have the largest installed base in our key PCB and FPD products and our installed base continues to grow. Our industry-leading position is further driven by rapid growth in the high end elements of the electronics industry, where we continue to focus our efforts. Given the embedded nature of our solutions in the manufacturing of our customers' products, we believe that our advanced technology, high performance, broad solutions portfolio and global footprint, as well as the lack of other available end-to-end solutions, provides us with a strong competitive advantage. Our large installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers' existing and anticipated technological and capacity needs on a real-time basis.

***Technological innovation.*** For over 30 years, we believe we have consistently been first to market in most key technological cycles by continually investing in research and development. The majority of our 2010 annual revenues from product sales was derived from products introduced since the beginning of 2009, which we believe reflects the success of our ongoing efforts to innovate. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

***Industry-leading solution portfolio.*** We believe that our broad solution portfolio is unmatched in terms of performance, technical capability, defect detection, accuracy, speed and quality assurance, allowing for increased production yields and significant cost-savings. We are the only provider of certain of the solutions that we offer and we believe that we have the broadest end-to-end yield management solutions portfolio for both PCB and FPD manufacturing.

***Global presence with strong foothold in growing markets.*** We have established a strong global footprint with a solid and growing customer base, which includes most PCB and virtually all FPD manufacturers in the world. Our global organizational infrastructure includes local management, customer service support, sales, operations and engineering, enabling us to maintain ongoing contact with our key customers. In 2010, 92% of our total annual revenues came from outside North America, including 31% from Korea, 25% from China, 20% from Taiwan and 11% from Japan.

The key elements of our growth strategy are to:

***Maintain our technological leadership.*** We will continue to invest to preserve our technological leadership, anticipate technological trends and provide innovative solutions through continued research and development through economic cycles. We believe our geographic proximity and our ongoing contact with our customers through our service organization enhances our ability to maintain our technological leadership because of our ability to understand customers' technological needs on a real-time basis.

***Enhance and extend our existing product offering.*** We will enhance our current product offerings and develop new generations of cutting-edge solutions in order to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex. A recent example is our ultraviolet laser drilling system, a new production tool used to generate the interconnection between different layers in HDI PCBs.

***Expand Use of Our Core Technologies.*** We plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies, to reach additional customers in existing and new industries and expand into new applications.

***Leverage our global footprint.*** We believe our extensive worldwide marketing and distribution organization and customer support network will allow us to capture an increasing share of growing geographic regional markets. As of December 31, 2010, we had approximately 150 employees dedicated to our global sales and marketing efforts and 557 employees in over 35 locations providing customer support and services.

***Grow through complementary acquisitions.*** We intend to continue to pursue acquisitions to expand our product offerings to our existing PCB and FPD customers, enter new industries and broaden and develop our character recognition, artificial intelligence and related forms processing software platform. For example, in 2008, we completed our acquisition of PDI, through which we expanded our product offering to FPD manufacturers and gained an interest in technologies applicable in the solar industry.

### *(c) Our Technologies*

We believe we have a unique combination of proprietary technologies, such as image acquisition, precision mechanics and motion control, high resolution printing, laser machining, algorithms and image processing and system integration capabilities by which we provide our customers with differentiated solutions serving their critical requirements. Our solutions are designed to enable our customers to realize increased yields and drive down production costs.

For example, our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to automatically detect flaws and defects in products being manufactured by our PCB and FPD customers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/computer-aided manufacture (“**CAD/CAM**”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our laser-based direct imaging technology enables the transfer of digital image data directly from the electronic media on to the photoresist which translates into fewer manufacturing steps, lower material costs and greater accuracy. Our laser-based direct imaging technology enables our PCB customers to manufacture higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by traditional contact printing.

Our repair products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB and FPD applications, which cannot be replicated in manual repair processes.

Our UV laser drilling systems are used to achieve the small vias required for the most advanced mobile phone boards and IC substrates at a quality superior to that achievable by traditional mechanical drills or $CO_2$ lasers.

Our FPD test systems utilize advanced digital imaging technology which enables LCD manufacturers to conduct electrical testing of glass panels, based on examination and testing of their functionality, to identify and repair defects during the various stages of the cell and array manufacturing process thereby allowing manufacturers to reduce overall cost of materials and significantly improve throughput.

Our CAM and engineering solutions facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. These software solutions streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations.

Our recognition software solutions use proprietary image processing, character recognition and web-based work flow algorithms to enable banks and other financial institutions to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness. We have also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. We believe we are a leading provider of automatic check reading software solutions.

### *(d) Our Industry*

Printed Circuit Boards

Virtually all electronic equipment uses PCBs, which are the basic interconnect platforms for the electronic components that comprise all electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as cellular telephones, tablets and electronic book readers, consumer electronics, automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

PCBs are manufactured through a series of complex steps. Generally, production starts with a sheet of epoxy-fiberglass (or other material with electric insulating qualities) laminated with a conducting material such as copper. The sheet is coated with a thin layer of light-sensitive material ('photoresist'). A transparent film containing the desired circuitry pattern ('production phototool'), normally produced by a photoplotter connected to a CAD/CAM data base, is then laid on the photoresist. The sheet is then exposed to light, which copies the conductor pattern from the production phototool into the photoresist. Alternatively, the conductor pattern may be transferred directly into the photoresist without the use of a production phototool using direct imaging technologies. Subsequent development of the photoresist and a chemical etching process removes excess conducting material and leaves the desired conducting metal pattern printed on the layer.

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns ('inner layers') are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material ('solder mask') and marking the board with a screen printed or ink jetted legend result in the completed multilayer board. Still more advanced PCBs, known as 'build-up' boards, are produced using HDI technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature holes (known as 'vias') through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, and therefore reduces the overall cost to the manufacturer.

Flat Panel Displays

FPDs, which include LCDs, plasma displays, organic light-emitting diodes displays ("**OLED**"s) and other types of FPDs, are presently used as display screens for laptop and desktop computers, tablets, televisions, smartphones, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over CRTs, including the convenience associated with their significantly smaller physical depth and lower weight, their relatively efficient use of energy and their relatively low levels of radiation and heat emission. Over recent years there has been a steady growth in sales of LCD television sets for home use as a percentage of the total number of televisions sold, as well as in the average screen size of LCD televisions.

The most common FPD technology currently in use is the thin film transistor ("**TFT**") LCD, and we believe that this LCD technology will maintain its position of major importance in the foreseeable future. TFT LCDs, which are also known as active matrix LCDs, enable the production of higher resolution displays which provide very high performance.

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered 'generations.' Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, a broad understanding exists as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size; fifth generation 1,100 x 1,300 mm in size; sixth generation 1,500 x 1,850 mm in size; seventh generation 1,870 x 2,200 mm in size; eighth generation 2,200 x 2,500 mm in size; and tenth generation, the largest currently in commercial production, are 2,880 x 3,130 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products, including televisions, with larger screen sizes.

LCDs are susceptible to various defects, many of which result from the photolithographic, deposition and etching processes used in LCD production. Detection of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials (which represent a substantial percentage of total costs), repair defects, if possible, before they become inaccessible due to further manufacturing processes and improve yields.

### *(e) Our Applications and Products*

We design, develop, manufacture and sell AOI, repair, production and imaging products for use in the manufacture of PCBs, AOI, test and repair systems for FPDs and automatic check reading products enabled through recognition software. We also market CAM and engineering solutions for PCB production. The table below provides an overview of our target industries and our key applications and products:

| Our Target Industries | Our Applications | Our Products |
|---|---|---|
| **PCBs** | **AOI** | Discovery<br>Ultra Discovery<br>Fusion |
| | **AOR** | PerFix<br>Ultra PerFix |
| | **Imaging** | |
| | • Plotting | LP 9 |
| | • Direct Imaging | Paragon<br>Paragon-SM<br>Paragon Ultra<br>Paragon-Xpress |
| | • Inkjet | Sprint |
| | **Laser Drilling** | Emerald |
| | **Pre-Production** | |
| | • CAM | InCAM<br>Genesis 2000<br>GenFlex |
| | • Engineering | InPlan<br>InStack<br>InPlan-Flex<br>InCoupon |
| **FPDs** | **AOI** | SuperVision<br>XVision<br>EVision<br>FPI-6000 |
| | **Test** | ArrayChecker |
| | **Repair** | ArraySaver |
| | **Process Monitoring** | EYES-2020 |
| | **Value Added Applications** | Automatic Defect Classification<br>Digital Macro Inspection<br>Critical Dimension and Overlay Measurement |
| **Recognition Solutions** | **Check Processing** | eFAST<br>OrboCAR |
| | **Fraud Prevention** | Sereno |
| | **Forms Automation** | Convene |

*Our PCB Applications and Products*

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. In addition, the capability of our digital production solutions, such as laser direct imaging, inkjet legend printing and ultraviolet ("**UV**") laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. We believe that from 2000 to 2010, growth in sales of our PCB applications and products was about three times the rate of growth in the general PCB industry.

In 2010, our PCB product lines accounted for approximately $250.1 million of revenues (including approximately $77.8 million related to service and support of those products), representing approximately 47% of our revenues. This compared with approximately $144.1 million of revenues (including approximately $69.6 million related to service and support of those products), representing approximately 40% of our revenues, in 2009, and approximately $217.6 million of revenues (including approximately $78.1 million related to service and support of those products), representing approximately 53% of our revenues, in 2008.

*(i) PCB-AOI*

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery series of AOI systems. Fusion was launched in the fourth quarter of 2010 and can handle resolutions down to 25 microns at very high throughput, and provides significantly improved detection on semi transparent and multi-colored substrates. In addition, the Fusion's 'Smart Setup' offers significantly shortened setup time and offers intuitive operation thus reducing the need for AOI training.

*(ii) AOR Systems and Verification and Repair Stations*

AOR systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects known as 'shorts' and 'excess copper,' thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers' overall manufacturing costs. Our AOR products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to achieve highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The PerFix series of AOR systems, which was introduced in 2008, is the first system to offer an automated repair solution for 'shorts' and 'excess copper' defects in PCBs.

Our current offering of verification and repair stations is comprised of the VeriSmart, introduced in 2004, the VeriWide and VeriFine, introduced in 2006 and the Ultra VeriFine-A, introduced in 2009. Each of these models provides the operator with a crisp and magnified color image of the possible defect essential for verification of high-density PCBs.

*(iii) Imaging Solutions*

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable 'artwork', or production phototools. In 2008, we introduced our latest generation of high performance, automated laser plotters, the LP-9 series.

Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Paragon systems are industry-leading, high accuracy, power efficient, fast throughput laser direct imaging solutions.

Legend printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns ('legends') are printed on the PCB under production. Using a digital, non-contact, dot-matrix printing technology, inkjet systems release droplets of ink from a small aperture directly to a specified position on a given media to create the required image. The Sprint series systems, introduced in 2008, provide substantial cost savings for PCB manufacturers by significantly reducing the legend printing cycle time and enabling functionality that cannot be achieved through the conventional legend printing process.

*(iv) UV laser drilling*

UV laser drilling is used to generate the interconnection between different layers in HDI PCBs. UV laser drilling is capable of achieving the small vias required for leading edge mobile phone boards and the most advanced IC substrates at a quality superior to that achievable by traditional mechanical drills or $CO_2$ lasers. In 2010, we introduced the Emerald-100, a high performance UV laser drilling solution for IC substrates and HDI applications. The Emerald-100 activates multiple beams and scanners in parallel to achieve very high drilling speed, accuracy and quality.

*(v) CAM and Engineering Solutions*

CAM and engineering solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Frontline products we market include CAM and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Our CAM and engineering product lines include: InCAM, GenFlex and InPlan.

*Our FPD Applications and Products*

The FPD-AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the LCD panel; and the repair systems manufactured and marketed by the Company are designed to enable customers to repair defects, thereby further improving manufacturers' yield of non-defective or higher grade (quality) glasses.

In 2010, our FPD product lines accounted for approximately $265.6 million of revenues (including approximately $36.0 million related to service and support of such products), representing approximately 50% of our revenues. This compared with approximately $201.2 million of revenues (including approximately $31.6 million related to service and support of such products), representing approximately 56% of our revenues, in 2009, and approximately $175.1 million of revenues (including approximately $16.8 million related to service and support of those products), representing approximately 43% of our revenues, in 2008.

*(i) FPD-AOI and Value Added Applications*

We offer a variety of inline and offline FPD-AOI systems that includes the Evision Series, SuperVision Series, XVision Series and FPI-6000 Series. The EVision series, introduced in the third quarter of 2010, offers optimized glass handling, rapid image capture capabilities and compact footprint for seventh and eighth generation glass substrates. The EVision is designed to meet both the detection sensitivity and throughput requirements of the industry's leading manufacturers. Our SuperVision series of FPD-AOI systems supports fourth through eighth generation glass substrates. The latest model, the SuperVision 470HR, addresses the highly specialized inspection requirements of OLED displays. The XVision systems are designed to be integrated into process equipment to provide rapid feedback on process failures. The FPI-6000 series FPD-AOI systems complement and expand the range of our other FPD-AOI systems by broadening the scope of inspection solutions that we are able to offer to include engineering tool-process analysis for process setup.

In addition, we offer complementary features to our FPD-AOI systems that include: Advanced Video Classification ("**AVC**"), Digital Macro inspection and Critical Dimension and Overlay Measurement. AVC employs high quality video images to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. Digital Macro inspection is an optional add-on feature to the FPD-AOI systems which obviates the need for manufacturers to purchase a separate, stand alone macro inspection system. Critical Dimension and Overlay measurement, or 'CD/O', is an optional add-on feature to our FPD-AOI systems, which enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration.

*(ii) FPD Test*

The ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix LCD after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control.

*(iii) FPD Repair*

The ArraySaver repair systems utilize multiple wavelength laser technology to repair 'short' defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from any test and inspection systems, to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The repair automation function has been further upgraded by the introduction of the Parallel Repair System (PRS) which simplifies operator interaction with the system and improves repair tool capacity.

*(iv) Process Monitoring*

Our EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data. We believe that the combination of AOI and EYES allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

*Recognition Solutions*

Through Orbograph, we developed recognition software comprising automatic check reading and check fraud detection products which are marketed to banks and other financial institutions through system integrators and solution providers. Orbograph has also developed a proprietary technology, known as Key-Pay, for web-based, location-independent data entry for use, among other things, in check and forms processing. By using Orbograph's automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that, as of the date hereof, Orbograph is a leading provider of automatic check reading software products.

Orbograph's recognition software drives its automatic check reading products, which operate by acquiring or 'capturing' the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number. Orbograph's principal products are the OrboCAR (check amount recognition) suite of products that are designed to automatically read the numerical characters and alphabetical letters handwritten or printed on checks. Other products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph's patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Convene, an add-on utility for forms-processing applications which uses Key-Pay technology to provide remote data-entry and data-repair services; and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check 'template') and transaction related data such as amount and serial number, against valid items from a bank's profile database, to detect fraudulent checks.

In 2010, our recognition software product lines accounted for approximately $13.8 million of revenues (including approximately $6.0 million related to service and support of those products), representing approximately 3% of our revenues. This compared with approximately $14.1 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 4% of our revenues, in 2009, and approximately $15.3 million of revenues (including approximately $5.6 million related to service and support of those products), representing approximately 4% of our revenues, in 2008.

*Solar Photovoltaic Manufacturing*

Through OLTS, we are engaged in the research and development of new products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Anti-reflective coating is a thin film of $SiN_x$ which is deposited by a process known as plasma-enhanced chemical vapor deposition ("**PECVD**"). This is an efficiency-enhancing technique intended to provide both an effective anti-reflective coating layer used to match refractive indexes and surface passivation. The process is designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems. The system being developed by OLTS is intended to combine the benefits of high efficiency performance of direct PECVD and the productivity of high throughput operation.

***(f) Competition***

We believe we are the only end-to-end yield management solutions provider to the PCB and FPD industries.

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers which supply solutions for specific, and in many cases, single applications. Our main competitors in the PCB industry include Camtek, Dainippon Screen, ORC Imaging, Fuji Film, and Hitachi Via Mechanics. We believe that the key competitive factors in this industry are product quality and reliability, technical expertise and development capability, breadth of product offerings, service capabilities and price.

The competitive landscape we face in the FPD industry is more concentrated and within each of the principal product categories in our FPD business, we compete with either divisions of industrial corporations, or with companies who are captive providers of yield management solutions to those corporations. Our main competitors in the FPD industry include NCB Networks, LG PRI, ADP Engineering, AKT (Applied Materials), Top Engineering, Charm Engineering and Omron LaserFront. We believe that the key competitive factors in this industry are technical expertise, product quality, reliability and price.

### (g) *Product Research, Development and Intellectual Property*

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 400 full time scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. Despite the economic downturn of 2008 and 2009, we continued during this period to invest in research and development in order to better serve our customers with advanced yield management solutions. Our research and development investment accounted for 15%, 18%, and 18% of our total revenues in 2010, 2009 and 2008, respectively. Our research and development and engineering investment enable us to consistently provide innovative, 'first to market' and high quality products.

We believe that the development and use of our intellectual property is a key differentiating factor in the marketplace. We protect our proprietary technologies by seeking patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We also benefit from our large intellectual property portfolio, which consists of approximately 520 United States and non-United States patents and patent applications.

### (h) *Sales, Marketing and Customers*

We market our products for inspection of electronic components and provide customer support through our wholly-owned subsidiaries in the United States, Europe and the Far East, including Japan. Our subsidiaries employ local marketing, sales and customer support personnel. Worldwide marketing efforts are co-ordinated by the responsible marketing managers, who are based at our headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate our recognition software into the automated check processing systems utilized by banks and other financial institutions. The Company has 41 sales offices in 12 countries.

Our sales and marketing strategy focuses on deepening our relationships with leading PCB and FPD customers and becoming their trusted supplier of yield management solutions and we have longstanding relationships with most of our customers.

We install, service and provide training to customers on all our products. After a minimum amount of site preparation by the customer, installation of a system can normally be completed at the customer's site, either by the Company or third parties, within a relatively short time after delivery. As part of the installation procedure, we provide our customers with system documentation and basic training in maintenance and application. In addition, for a fee, we offer customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

### (i) *Production and Sources of Supply*

The Company maintains manufacturing facilities in Israel, the United States, Europe, Korea, China and Japan. The Company's manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company. In addition, the Company utilizes turnkey suppliers to build and/or assemble some of its systems, into which certain core components, such as proprietary software and optical devices, are then integrated by the Company.

The Company increasingly utilizes subcontractors in Israel, the United States, Europe, Korea, China and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, PCB fabrication and a portion of the required electronic assembly.

Most electronic components are imported from the United States, Europe, China and Japan. The Company's production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within two weeks to six months of receipt of customer orders if requested by the customer.

Certain key components and subassemblies included in the Company's systems are purchased from a limited group of suppliers. The Company purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company's results. The Company generally maintains several months' inventory of critical components used in the manufacture and assembly of its systems and/or uses framework orders and other types of agreements to ensure the availability of such components.

### *(j) Additional Considerations Relating to the Company's Operations in Israel*

The Company is incorporated under the laws of the State of Israel, and its headquarters, as well as substantial research and development and production facilities, are located in Israel. Although virtually all of the Company's sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. During the past decade the overall relationship and security situation between Israel and the Palestinians has deteriorated significantly and has been marked by ongoing violence. To date, these matters have not had any material effect on the Company's business and results of operations, but there can be no assurance that they will not do so in the future.

Many of the Company's male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called for active military duty at any time under emergency circumstances. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

The Company benefits from certain government programs and tax legislation, particularly as a result of the 'Approved Enterprise' or 'Benefiting Enterprise' status of substantially all of the Company's existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an "**Approved Enterprise**", a "**Benefiting Enterprise**" and the "**Investment Law**", respectively). Pursuant to these programs and legislation, a significant portion of the Company's income is currently taxed at reduced rates. See Note 10a to the Financial Statements. To be eligible for these benefits, the Company needs to meet certain conditions.

Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Taxes on Income; and Note 10a to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law (particularly those available to the Company as a result of the Approved Enterprise or Benefiting Enterprise status of the Company's existing facilities in Israel) could have a material adverse effect on the Company's business, financial condition and results of operations.

Israel is a member of the United Nations, the International Monetary Fund, the World Bank Group (including the International Finance Corporation), the European Bank for Reconstruction and Development, the Inter-American Development Bank and the Organisation for Economic Co-operation and Development (OECD). Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.

Israel has entered into preferential trade agreements with the European Union, the United States, Canada, the European Free Trade Association and a number of other countries.

For more information about the risks associated with the Company's operations in Israel, see Item 3—Key Information—Risk Factors (m), (n) and (r).

### *4.C Organizational Structure*

The Company's corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI and OLTS maintain their headquarters in San Jose, California. The Company's European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Italy and Germany. New System operates from offices in Gorizia, Italy. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through Orbotech Ltd. subsidiaries in Korea and Singapore. Orbotech Ltd.'s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company's principal Israeli subsidiary is Orbograph (owned approximately 90% by Orbotech Ltd.). Frontline operates from headquarters in Yavne, Israel. For more information about the Company's organizational structure, see Item 19—Exhibits—Exhibit 8.1—List of Subsidiaries.

### *4.D Property, Plants and Equipment*

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 291,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2016, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 456,000 square feet of floor space, which is used in connection with sales, marketing, customer support, engineering and production operations. These leases expire on various dates up to 2019. Also, two of the Company's European subsidiaries, Orbotech S.A. and New System, hold interests in real property in Gorizia, Italy and Brussels, Belgium and PDI owns an interest in real property located in San Jose, California.

The aggregate annual rental paid by the Company for all of the Company's facilities in and outside Israel in 2010 was approximately $9.9 million (compared to $10.2 million in 2009 and $8.2 million in 2008). For further information, see Note 8a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company's normal operations and are considered to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. The Company is not presently engaged in the construction or material expansion of any additional building at its facilities and has no present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. in favor of IDB as security for repayment of amounts under the Loan Agreements. In addition, Orbotech Ltd. created a further floating charge on all of its assets, ranking equally to that granted to IDB, in favor of Hapoalim to secure the repayment of potential losses on positions taken by the Company in connection with the Hapoalim Banking Activities. For a description of the Loan Agreements and the Hapoalim Debenture, including the security interests, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

## Item 4A. *Unresolved Staff Comments*

None

## Item 5. *Operating and Financial Review and Prospects*

### *5.A Operating Results*

#### *(a) General*

Orbotech Ltd. is an Israeli corporation with two reportable segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry, primarily AOI, imaging and production systems for PCBs, AOI, test and repair systems for FPDs; the CAM and engineering solutions for PCB production marketed by the Company; and

(ii) Recognition Software, which consists of the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph.

In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company's two reportable segments are included in the Financial Statements under "Other".

The Company is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company's products for the electronics industry are primarily AOI, imaging and production systems for PCBs, and AOI, test and repair systems for FPDs. The Company also markets CAM and engineering solutions for PCB production. Through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. Through OLTS, the Company is engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

The Company derives revenues from two sources: (i) sales of the Company's products; and (ii) services provided with respect to the Company's products. In 2010, 2009 and 2008, revenues derived from sales of the Company's products constituted approximately 77%, 70% and 74%, respectively, of the Company's total revenues, with the remaining revenues being derived from service for product support. During 2010, 2009 and 2008, approximately 97%, 96% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to the Company's yield-enhancement and production solutions for the electronics industry and approximately 3%, 4% and 4%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company's revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company's installed base of products grows, service revenues, which typically have lower gross margins than product sales, are also expected to increase. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company (other than one of the Company's subsidiaries in Korea ("**PKC**")) are conducted is the U.S. Dollar. Virtually all of the Company's sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company (other than PKC) is the U.S. Dollar. The functional currency of PKC is the Korean Won, since virtually all of its revenues are received, and most of its expenses are incurred, in Korean Won.

***(b) Basis of Presentation***

The Company's financial statements are generally prepared in accordance with U.S. GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company's so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP.

In October 2010, the Company entered into the APA, pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash at closing and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation between them and on February 14, 2011, the competent court in Israel approved the settlement agreement entered into by the parties and dismissed such litigation with prejudice. See Item 8.A(c)—Legal Proceedings. In addition, as of December 31, 2010, the Company committed to a plan to sell OMD by the end of 2011. However, the timing and terms of any such transaction within that period are subject to market and other conditions. As a result, OMS as well as OMD have been classified as discontinued operations and certain financial data for this and previous fiscal years provided in this Annual Report and the Financial Statements have been re-cast to give effect to this.

Certain comparative figures relating to earlier years which are disclosed in this Annual Report have been reclassified to conform to the current year presentation.

Because Orbotech alone is obligated to provide funding to OLTS, and for as long as this remains the case, the Company accounts and will continue to account for 100% of the losses of OLTS. In addition, the results of OLTS are included in the Financial Statements since it is considered to be a variable interest entity for which the Company is the primary beneficiary. See Note 1b to the Financial Statements.

### *(c) Critical Accounting Policies and Estimates*

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company's principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2010, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company's management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a sustained continuation or a deterioration of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3—Key Information—Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

#### *(i) Revenue Recognition*

The Company recognizes revenue from sale of non-software products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee is fixed or determinable and collectability is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company implements the applicable accounting guidelines which deal with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements. Multiple element arrangements are treated as follows: (a) the arrangement is divided into 'delivered' and 'undelivered' elements; (b) revenue is allocated to undelivered elements based on the fair value of each such element; and (c) the residual amounts of revenue are allocated to delivered elements. This accounting treatment is applied if the delivered elements have value on a stand alone basis, there exists objective and reliable evidence of fair value for the undelivered elements, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company's control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company's revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company's systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company's products. It has been the Company's experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectability is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered once the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

From January 1, 2011, the Company adopted the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements. This update requires the allocation of arrangement consideration among the separate units of accounting based on their relative selling prices. The selling price for each unit of accounting is determined using either vendor specific objective evidence of selling price, third party evidence of selling price or the vendor's best estimate of estimated selling price for that deliverable. Use of the residual method is prohibited. The adoption of this update does not generally change whether revenue associated with a product or services is treated as product sales, installation or warranty for the Company's revenue transactions, since most of the Company's products and service offerings qualify as separate units of accounting. The Company applied the provisions of this accounting standard update on a prospective basis to all revenue arrangements entered into or materially modified since January 1, 2011. This update is not expected to have a material impact on the Company's consolidated financial statements.

*(ii) Inventory Valuation*

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components—on the weighted average basis; and labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, inventory may be written down to estimated market value. Once written down, inventory is not written up to reflect a favorable change in market conditions. Inventories are written down for estimated excess and obsolescence based upon assumptions about future demand and market conditions and such write-down reduces net income in the period in which it occurs. Likewise, favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than carrying value.

*(iii) Concentration of Credit Risks and Allowance for Doubtful Accounts*

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain countries, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful. Under the current adverse and unstable economic conditions, the Company's credit evaluations may not be accurate or may be based on historical information that does not adequately reflect the severity of the economic downturn. These factors could lead to collection of accounts receivable at lower rates than in the past or than reserves would indicate.

*(iv) Long-lived assets*

Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, the Company tests for recoverability of the asset by determining whether the estimated undiscounted cash flows attributable to the asset in question are less than their carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined by applying assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

*(v) Liability for Employee Rights upon Retirement*

The Company does not have any obligations to its employees upon retirement that are not fully provided for in the Financial Statements. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management's opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies.

Pursuant to section 14 of the Israeli Severance Pay Law, certain of the Company's liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans. The Company has no legal or constructive obligation to pay further contributions should the fund(s) not hold sufficient assets to pay all severance payments relating to the service of applicable employees with respect to the period during which the provisions of such section apply. These contributions are not reflected on the Company's balance sheet as the severance pay risk has been irrevocably transferred to the funds.

See Note 7 to the Financial Statements.

The Company has not undertaken to provide any post-retirement health benefits to its employees.

*(vi) Taxes on Income*

Taxes on income are calculated based on the Company's assumptions as to its entitlement to various benefits under the Investment Law. See Effective Corporate Tax Rate.

The termination or curtailment of the Investment Law or the loss or reduction of such benefits could increase the Company's tax rates, thereby reducing its net profits or increasing its net losses, and could have a material adverse effect on the Company's business, financial condition and results of operations.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse under the applicable tax laws.

Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in the Financial Statements, as it is the Company's policy permanently to reinvest the subsidiaries' earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax opportunity that may arise.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company's intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of dividends from its tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

Effective January 1, 2007, the Company adopted the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified on the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the 'more likely than not' recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this accounting guidance.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While the Company believes the resulting tax balances are appropriately accounted, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to its consolidated financial statements, which could be material.

The Company has filed and/or is in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax the Company pays is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to tax audits and settlement. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period when the assessments are made or resolved, audits are closed or statutes of limitation on potential assessments expire.

*(vii) Business Combinations*

From time to time, the Company may engage in business combinations. The Company accounts for business combinations using the purchase method of accounting. Consideration includes the cash paid, including transaction costs and the fair value of equity awards assumed, if any, less the unvested portion of any equity awards assumed, and excludes contingent employee compensation payable in cash. Allocation of purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, is based on their estimated fair values as of the closing date of any such acquisition. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

During 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million.

The following table represents the purchase price allocation for the PDI Acquisition and summarizes the aggregate fair values of the net assets acquired and liabilities assumed on the PDI Closing Date.

| | Purchase Price Allocation ($ in thousands) |
|---|---|
| Cash | 64,039 |
| Current Assets | 84,234 |
| Intangibles: | |
| Existing technology | 59,510 |
| Trade name/Trademarks | 500 |
| Customer relationships | 30,558 |
| In-process research and development | 6,537 |
| Backlog | 11,346 |
| Non-current assets | 10,592 |
| Goodwill | 82,377 |
| Liabilities assumed | (53,885) |
| | 295,808 |

The PDI Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for PDI takes into account the information management believes is reasonable. Initially, $85.7 million was allocated to goodwill. During the second quarter of 2009, the Company received additional consideration of $3.3 million from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition in 2008 and which was not taken into account in the preliminary purchase price allocation. The recognition of that gain as an asset acquired consequently reduced the goodwill balance allocated in the purchase price to $82.4 million.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $82.4 million of goodwill, adjusted for the $3.3 million consideration noted above, was assigned to the FPD reporting unit. This goodwill was written off during the fourth quarter of 2008; see Goodwill and Acquired Intangible Assets.

The existing technology consists of test and repair technologies used in the manufacturing of FPDs.

The results of operations of PDI are included in the Financial Statements from the PDI Closing Date. Pro forma unaudited revenue and net income (loss) data are presented in Note 2c to the Financial Statements.

The Company expensed in-process research and development of $6.5 million upon completion of the PDI Acquisition. The in-process research and development that was expensed related to the acquired intellectual property for the test and repair areas, for which technological feasibility had not been established at the acquisition date and no future alternative uses had been identified at that time.

*(viii) Goodwill and Acquired Intangible Assets*

*(A) Goodwill*

Goodwill balance at both December 31, 2009 and December 31, 2010 was $12.0 million.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable assets acquired in each business combination. The carrying value of the goodwill was allocated among Orbotech's reporting units.

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In accordance with applicable accounting pronouncements, goodwill is not amortized, but rather tested for impairment at least annually by assessing the fair value of the Company's various reporting units (namely, PCB and FPD). The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The 'income method' uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The advantage of this method is that it facilitates an analysis of company-specific forecasted operating data and their impact upon the value of a business. The 'market-based' method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis. This method has the advantage of objectivity since it is based upon external, publicly-available data.

In each of September 2010 and 2009 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

As at December 31, 2010, the Company had goodwill of $12.0 million, all of which was allocated to its Production Solutions for the Electronics Industry segment. No impairment resulted from the annual goodwill impairment tests conducted in September 2010 or 2009. Following the annual goodwill impairment test conducted in September 2008, it was determined that there was no impairment to the goodwill associated with the Company's PCB and FPD reporting units. Additionally, during 2008, in connection with its decision to phase out its activities in its assembled PCB business, the Company wrote-off the remaining $5.4 million of goodwill associated with that reporting unit. See also Note 5a to the Financial Statements for a discussion of the adjustment of goodwill impairment recorded in 2009.

*(B) Acquired Intangible Assets*

The Company's acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over periods of up to twelve years, depending on the estimated useful life of such intangible assets, based on past experience. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values at that time.

The following table presents the changes in acquired intangible assets during the year ended December 31, 2010:

| | Acquired Intangible Assets ($ in thousands) |
|---|---|
| As of January 1, 2010 | 80,571 |
| Amortization | (14,176) |
| As of December 31, 2010 | 66,395 |

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. No such events were identified during 2010.

At December 31, 2008, as a result of the ongoing global economic downturn and a significant reduction in the Company's market capitalization, the Company performed a recoverability test of its identifiable intangible assets, using undiscounted cash flows expected to result from the use of these assets. Given that these identifiable intangible assets were initially valued at fair value based on assumptions including projected discounted cash flows only a short time prior to the December 2008 impairment test, the test using undiscounted cash flows indicated that there were sufficient cash flows for recoverability. Upon performance of this test, the undiscounted cash flows for these assets exceeded their net book value. As discussed above, the Company also performed a test of goodwill using, by contrast, discounted cash flows, which resulted in the need to record an impairment of goodwill.

For the years ended December 31, 2010, 2009 and 2008, amortization expense associated with the acquired intangibles that were not the subject of the foregoing impairment charges was $14.2 million, $19.8 million and $5.7 million, respectively. Based on the intangible assets recorded as of December 31, 2010, and assuming that no subsequent additions to, or impairments of, the underlying intangible assets occur, the remaining estimated amortization is expected to be as follows:

| Year ending December 31, | Amortization ($ in thousands) |
|---|---|
| 2011 | 12,287 |
| 2012 | 11,688 |
| 2013 | 11,329 |
| 2014 | 11,329 |
| 2015-2019 | 19,762 |

For additional information concerning the write-off of the Company's acquired intangibles and the future effect on income (loss) of amortization of other intangible assets, see Notes 1j, 1k, 1l and 5 to the Financial Statements.

*(ix) Share-based Compensation*

In accordance with applicable accounting guidance, the Company accounts for employees' awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Share-based payment expenses are classified in the same expense line items as cash compensation.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

Total expenses recorded during 2010 were $4.7 million ($3.2 million in respect of options and $1.5 million in respect of "**Restricted Shares**" (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) and "**RSU**"s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions). The corresponding aggregate amounts in 2009 and 2008 were $6.4 million and $5.3 million, respectively. Compensation expense for equity awards in 2010 was allocated as follows: $0.6 million to cost of revenues: $1.6 million to research and development costs and $2.5 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the "**Tax Ordinance**"), the Company generally will not be allowed to claim an expense in Israel for tax purposes. For further information see Item 6—Directors, Senior Management and Employees—Share Ownership—The 2000 Plan.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2011 is estimated at approximately $6.4 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

| Period | Compensation Cost ($ in millions) |
|---|---|
| 2011 | 3.7 |
| 2012 | 1.9 |
| 2013 | 0.6 |
| 2014 | 0.2 |

These amounts reflect the compensation cost of all outstanding awards, including those granted in 2010 (which consisted of options to purchase a total of 881,755 Ordinary Shares, 14,698 Restricted Shares and 115,300 RSUs), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2011, which will be reflected in future consolidated financial statements over the applicable vesting period.

Compensation expense relating to future equity awards will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income (loss) when making such grants.

For a discussion of the Company's equity remuneration plans, including the equity remuneration plans assumed by the Company in connection with the PDI Acquisition, see Item 6—Directors, Senior Management and Employees—Share Ownership.

*(x) Contingencies*

From time to time, the Company is subject to claims arising in the ordinary course of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel.

***(d) Newly Issued Accounting Pronouncement***

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements, an amendment to the accounting and disclosure for revenue recognition. This amendment, which became effective for fiscal years beginning on or after June 15, 2010, modified the criteria for recognizing revenue in multiple element arrangements and required companies to develop a best estimate of the selling price of the separate deliverables and allocate consideration related to each element using the relative selling price method. Additionally, the amendment eliminated the residual method for allocating arrangement consideration. The Company will apply the provisions of this accounting standard on a prospective basis to all revenue arrangements entered into or materially modified subsequent to January 1, 2011. The adoption of this amendment is not expected to have a material impact on the Company's consolidated financial statements.

### *(e) Geographical Analysis; Worldwide Economic Situation; Cost of Revenues*

*(i) Geographical Analysis and Worldwide Economic Situation*

The following table sets forth the Company's product and service revenues by geographic area for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | in thousands | % of total | in thousands | % of total | in thousands | % of total |
| **Sales of Products** | | | | | | |
| North America | $ 22,610 | 6 | $ 13,912 | 6 | $ 30,787 | 10 |
| Europe | 16,086 | 4 | 9,794 | 4 | 26,652 | 9 |
| Japan | 40,846 | 10 | 58,181 | 23 | 25,138 | 8 |
| Taiwan | 83,045 | 20 | 68,632 | 27 | 44,365 | 15 |
| China | 101,719 | 25 | 46,480 | 18 | 62,770 | 21 |
| Korea | 141,674 | 35 | 52,591 | 21 | 107,544 | 35 |
| Far East* | 2,990 | — | 2,139 | 1 | 4,596 | 2 |
| Other | 562 | — | 102 | — | 1,613 | — |
| Total Sales | $409,532 | 100 | $251,831 | 100 | $303,465 | 100 |
| **Services Rendered** | | | | | | |
| North America | $ 17,275 | 15 | $ 17,719 | 17 | $ 18,222 | 17 |
| Europe | 9,899 | 8 | 9,966 | 9 | 12,458 | 12 |
| Japan | 19,494 | 16 | 15,627 | 15 | 13,709 | 13 |
| Taiwan | 21,263 | 18 | 18,514 | 17 | 17,805 | 17 |
| China | 28,978 | 24 | 24,555 | 23 | 26,678 | 26 |
| Korea | 20,171 | 17 | 18,301 | 17 | 11,320 | 11 |
| Far East* | 2,467 | 2 | 2,586 | 2 | 3,900 | 4 |
| Other | 276 | — | 231 | — | 393 | — |
| **Total Service** | $119,823 | 100 | $107,499 | 100 | $104,485 | 100 |
| **TOTAL** | $529,355 | | $359,330 | | $407,950 | |

* other than Taiwan, China and Korea.

Approximately 87% of the Company's revenues from product sales and services rendered during 2010 (compared to 85% during 2009 and 78% during 2008) were derived from the Far East and Japan, including approximately 31% from revenues in Korea, 25% from revenues in China, 20% from revenues in Taiwan and 11% from revenues in Japan. Of the Company's revenues from product sales and services rendered that were derived from the Far East and Japan in 2009, approximately 24% were from revenues in Taiwan, 21% were from revenues in Japan and 20% were from revenues in each of China and Korea. In addition, virtually all of the Company's revenues from its automatic check reading products during 2010, 2009 and 2008 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2010, the Company recorded significantly higher revenues from Korea compared with the previous year, which was primarily due to the increased capital expenditures by LG Display and Samsung Electronics in Korea. The Company also recorded significantly higher revenues from China compared with 2009 as a result of increased PCB plant expansions driven by the strong demand for sophisticated consumer electronic devices, primarily smartphones and other hand held devices, which use high end PCBs. The Company recorded significantly lower revenues from Japan compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in Japan from the high levels of 2009.

During 2009, the Company recorded significantly higher revenues from Japan compared with the previous year, which was principally a function of capital expenditures by Sharp Corporation at its generation 10 LCD manufacturing plant, the first such fabrication facility in the world. Revenues from the Company's systems installed in this facility were recognized in the second and third quarters of 2009. The Company also recorded significantly higher revenues from Taiwan compared with 2008, principally due to capital expenditures by FPD manufacturers in Taiwan associated with investments in LCD fabrication facilities. The Company recorded significantly lower revenues from Korea compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in Korea from the high levels of 2008. The decrease in revenues from North America, Europe and China was a reflection of the general downturn in the global electronics industry, as a result of which PCB manufacturers reduced their investments in manufacturing facilities in those regions.

The Company's ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly, but not only, with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. See Item 5—Operating and Financial Review and Prospects—Trend Information.

*(ii) Cost of Revenues*

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | in thousands | % of sales/service revenues | in thousands | % of sales /service revenues | in thousands | %of sales /service revenues |
| **Cost of Products Sold** | | | | | | |
| Material and subcontractors | $188,471 | | $122,475 | | $ 143,608 | |
| Labor costs | 16,675 | | 13,405 | | 12,367 | |
| Overhead and other expenses | 19,494 | | 10,573 | | 8,488 | |
| Subtotal | 224,640 | 54.9 | 146,453 | 58.2 | *164,463 | 54.2 |
| **Cost of Services Rendered** | | | | | | |
| Materials consumed | $ 37,691 | | $ 33,050 | | $ 27,520 | |
| Labor costs | 30,633 | | 26,590 | | 30,916 | |
| Overhead and other expenses | 19,937 | | 14,109 | | 19,047 | |
| Subtotal | 88,261 | 73.7 | 73,749 | 68.6 | 77,483 | 74.2 |
| **Total Cost of Revenues** | $312,901 | | $220,202 | | $ 241,946 | |

* Excludes the write-downs of inventories of $3.3 million in 2008 relating primarily to excess inventories of components for certain of the Company's PCB products. See Note 3 to the Financial Statements.

***(f) Effective Corporate Tax Rate***

The Company's income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The regular corporate tax rate in Israel was 25% in 2010, compared with 26% in 2009, 27% in 2008 and 29% in 2007. This rate is currently scheduled to decrease to: 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. However, Orbotech Ltd.'s effective tax rate in 2010 was 14.7% due to the combination of the factors described below.

Since January 1, 2007, Orbotech Ltd. has measured its tax liability in NIS (rather than Dollars, as it is entitled to do under Israeli tax laws). As a result, the effective tax rate of Orbotech Ltd. for those years has been influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Orbotech Ltd.'s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises or Benefiting Enterprises; and (d) the changes in the exchange rate of the Dollar to the NIS.

The Company has elected the alternative benefits route under the Investment Law with respect to its Approved Enterprises. Under this route the Company waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of the Company's facilities, such tax exemption on undistributed income applies for a limited period of two years. During the remainder of the benefits period applicable to the Company (generally until the expiration of ten years) a corporate tax rate not exceeding 25% will apply. The Company's entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in the Investment Law. In the event of its failure to do so, these benefits may be cancelled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest, or other monetary penalty.

In April 2005, substantive amendments to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not generally apply to investment programs approved prior to January 1, 2005. Under the Investment Law as amended, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a 'Benefiting Enterprise', subject to meeting certain criteria. This replaced the previous terminology of 'Approved Enterprise', which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel.

As a result of the amendments to the Investment Law in 2005, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. To date, the Company has not generated tax exempt income from Benefiting Enterprises.

Additional amendments to the Investment Law became effective in January 2011 (the "**2011 Amendment**"). Under the 2011 Amendment, income derived by 'Preferred Companies' from 'Preferred Enterprises' (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as 'Preferred Income', would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a 'Special Preferred Enterprise' (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company may elect whether to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years.

The Company does not expect the 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

As noted, the combination of the factors described above produced an effective tax rate of 14.7% for the year 2010. The Company's effective tax rate of 0% in 2009 and 2008 was due to the loss recorded in each of those years.

See Item 4—Information on the Company—Business Overview—Additional Considerations Relating to the Company's Operations in Israel; Note 10 to the Financial Statements; and Taxes on Income.

### *(g) Impact of Inflation and Currency Fluctuations*

The Dollar cost of Orbotech Ltd.'s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. These Dollar costs will increase if this 'gap' widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. The potential impact of this currency effect has been increased as a result of Orbotech Ltd.'s election, as from 2007, to measure its tax liability in NIS rather than Dollars. In the years ended December 31, 2010, 2009 and 2008, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 8.7%, 4.6% and 3.9%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.549, NIS 3.775 and NIS 3.802, respectively. Orbotech Ltd. experienced increases in the Dollar costs of operations in Israel in 2010, 2009 and 2008. The changes in the Dollar cost of Orbotech Ltd.'s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, Orbotech Ltd.'s expenses in NIS. These NIS related expenses constituted approximately 25%, 24% and 28% of the total expenses of the Company for 2010, 2009 and 2008, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on February 18, 2011, was NIS 3.624 = $1.00, compared with NIS 3.549 on December 31, 2010. See Item 5—Operating and Financial Review and Prospects—Trend Information.

In addition, the Company receives most of its European revenues in Euros and its Japanese revenues in Japanese Yen; however, the Company's expenses in Euros and Japanese Yen are generally less than its respective revenues in these currencies. The management of balances in Euros and Japanese Yen is conducted mainly through hedging agreements in an effort to reduce the effects of fluctuations in the exchange rate. See Item 11—Quantitative and Qualitative Disclosures about Market Risk. The Company's cash reserves are held almost entirely in Dollars.

### *(h) Results of Operations*

The following matters could affect the comparability of results on a year-to-year basis.

*2008 Acquisitions and Other Initiatives*

On October 2, 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million comprised of $280.0 million in cash, $9.6 million in value of equity awards and $6.2 million in cash transaction costs. The results of operations of PDI were included in the Company's consolidated results of operations beginning October 2, 2008. 2009 was the first full fiscal year in which the Company's consolidated results included the results of operations of PDI. The PDI Acquisition, which is the largest by the Company to date, is a major part of Orbotech's strategy for growth in its FPD business.

During the third quarter of 2008, as part of the re-focusing of its strategic plan, the Company decided to phase out its assembled PCB business; accordingly, it experienced reduced activity in this business in 2009 and 2008.

In 2008, the Company recorded an impairment charge of approximately $93.4 million related primarily to a write-off of approximately $88.0 million of goodwill associated with the Company's FPD business; and approximately $5.4 million of goodwill of the Company's assembled PCB business. See Note 1j to the Financial Statements.

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | % | % | % |
| Revenues | 100.0 | 100.0 | 100.0 |
| Cost of revenues | 59.1 | 61.3 | 60.1 |
| Gross profit | 40.9 | 38.7 | 39.9 |
| Operating expenses | | | |
| Research and development costs: | | | |
| Expenses incurred | 15.3 | 18.4 | 18.5 |
| Less—government participations | 0.5 | 0.6 | 0.8 |
| Net research and development costs | 14.8 | 17.8 | 17.7 |
| Selling, general and administrative expenses | 12.5 | 17.7 | 17.6 |
| Amortization of intangible assets | 2.7 | 5.5 | 1.4 |
| In-process research and development charges | — | — | 1.6 |
| Restructuring costs | — | — | 2.1 |
| Impairment (adjustment of impairment) of goodwill and intellectual property | — | (0.9) | 22.9 |
| Total operating expenses | 30.0 | 40.1 | 63.3 |
| Operating income (loss) | 10.9 | (1.4) | (23.4) |
| Financial income (expenses)—net | (1.4) | (3.1) | (0.4) |
| Income (loss) from continuing operations before taxes on income | 9.5 | (4.5) | (23.8) |
| Income tax expenses (benefit) | 1.4 | (0.1) | 0.2 |
| Income (loss) from continuing operations | 8.1 | (4.4) | (24.0) |
| Loss from discontinued operations, net of tax | (1.6) | (1.1) | (9.1) |
| Net income (loss) | 6.5 | (5.5) | (33.1) |
| Net income attributable to the non-controlling interest | — | — | (0.1) |
| Net income (loss) attributable to Orbotech Ltd. | 6.5 | (5.5) | (33.2) |

### *(i) Year Ended December 31, 2010 Compared To Year Ended December 31, 2009*

The Company's financial results for 2010 reflect the stronger demand for its core PCB and FPD products resulting from increased investments by FPD manufacturers in new fabrication facilities and by PCB manufacturers in both new facilities and existing plant expansions. These investments are, in turn, a function of significantly stronger consumer demand for sophisticated consumer electronic devices, such as LCD televisions, smartphones, tablet computers and other mobile communications and computing devices, the manufacturing of which the advanced and integrated inspection, test and repair technologies embedded in Orbotech's yield-enhancing and production solutions are designed to facilitate.

Revenues in 2010 were $529.4 million, compared with $359.3 million in 2009, an increase of approximately 47%. Service revenues in 2010 were $119.8 million, compared with $107.5 in 2009, an increase of approximately 11%, which the Company believes reflected additional revenues generated from the overall increased capacity utilization rates at customers' manufacturing facilities during 2010.

Revenues from the sale and service of PCB-related equipment for 2010 were $250.0 million, compared with $144.1 million in 2009. This growth in revenues and the associated strengthened demand for the Company's PCB products reflected the rapid implementation of capacity expansion plans recently undertaken by PCB manufacturers primarily in China, which was driven by significantly higher demand for, and sales of, consumer electronic devices. The Company's most advanced product offerings, in particular its direct imaging systems, have increasingly become critical tools in enabling PCB manufacturing customers to meet the stringent production requirements inherent in producing these sophisticated consumer electronic devices on a mass production basis. This was evidenced by the sale, during 2010, of 107 Paragon direct imaging systems, significantly more than the 44 systems sold during 2009. In addition, in October 2010, the Company introduced the new Fusion Series AOI systems and the Sprint-100 inkjet legend printer. The Company believes that these, among other factors, led to an improvement in its competitive position in the PCB industry and, as a result, increased revenues from its PCB business, during the year.

Revenues from the sale and service of FPD-related equipment in 2010 increased to $265.6 million from the $201.2 million recorded in 2009. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in 2010 were attributable to orders received in the current year and the previous year. During the latter part of 2009, FPD fabrication facilities were running at close to full capacity utilization, with supply and demand in approximate equilibrium, which the Company believes encouraged FPD manufacturers to increase their capital investments in 2010. In the fourth quarter of 2009 the Company commenced delivery of its new generation 8 FPD Array Checker electrical test systems. Upon receiving initial customer acceptances for these systems, which occurred during the second quarter of 2010, the Company recognized revenues from these systems for the first time. During the fourth quarter of 2010, the Company commenced delivery of its EVision series of generation 8 FPD-AOI systems and expects to record revenues from sales of these systems during the first half of 2011.

Revenues from the Company's Recognition Software segment in 2010 were $13.8 million, slightly less than the $14.1 million recorded in 2009. The Company believes this reflected an element of caution on the part of some of Orbograph's customers in the wake of the finance and banking-related economic downturn of 2008 and 2009, but that the relative stability in revenues from this part of the Company's business nevertheless continues to evidence the strong reliance which Orbograph's customers place upon its innovative solutions and support services.

The increase in the cost of products sold in 2010 of $78.2 million, or 53%, was principally a result of the increased expenditures on materials and components labor costs, overhead and other expenses as a reflection of the increased volume of products sold.

The cost of services rendered in 2010 increased by $14.5 million, or 19.7%, while the increase in revenues from services rendered was $12.3 million, or 11.4%. The cost of materials consumed increased by $4.6 million, reflecting the growing installed base of the Company's direct imaging systems which generally require a higher turnover of spare parts than other of the Company's products. The cost of labor and overhead increased by $9.9 million, reflecting increased activity of the Company's customer support organization as a result of customers' increased utilization rates, the high level of introduction of new products during the year and increased investments in the Company's worldwide customer support infrastructure, primarily in Korea and China.

Gross profit for 2010 was $216.5 million, compared with $139.1 million in 2009. Gross profit for 2010 from sales of equipment was $184.9 million, or 45.2% of product sales, compared to $105.4 million, or 41.9% of product sales, during 2009. Gross profit for 2010 from services rendered was $31.6 million, or 26.4%, of service revenues, compared with $33.8 million, or 31.4%, of service revenues, during 2009.

Research and development costs increased to $78.3 million in 2010 from $64.1 million in 2009. This increase was primarily attributable to the continuing investments in developing new products, including those intended for the solar energy industry, as well as investments in new and innovative technologies designed to provide state-of-the-art solutions for the Company PCB and FPD manufacturing customers. During 2010, the Company received $2.9 million (compared with $2.2 million received in 2009) in royalty-free participations in its research and development expenditures from the Israeli Government and from a European Union sponsored consortium.

Selling, general and administrative expenses increased by $2.7 million, or less than 5% to $66.3 million in 2010 from $63.6 million in 2009. This relatively small increase, during a period when revenues grew by approximately 47%, reflected the extent to which the Company was able to leverage its existing global infrastructure to increase sales without a directly proportional increase in selling, general and administrative expenses.

The amortization of other intangible assets, primarily attributable to the PDI Acquisition in 2008, decreased during 2010 to $14.2 million from $19.8 million in 2009. For further information concerning amortization expenses for 2010, 2009 and 2008, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Goodwill and Acquired Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2010, as a result of which no impairment charges were recorded in 2010.

Net financial expenses totaled $7.3 million in 2010, compared with net financial expenses of $11.1 million in 2009. Despite the increased debt service payment obligations to IDB, which totaled $5.9 million in 2010 compared with $4.3 million in 2009, financial expenses decreased by $3.8 million. This was primarily due to a decrease of $1.8 million in losses from the sale and impairment of securities and the absence of currency translation losses (which were $4.4 million in 2009). In 2010, the Company incurred $0.5 million of costs in connection with factoring letters of credit, compared with costs of $1.0 million incurred in 2009.

Income tax expense for 2010 was $7.4 million, compared with income tax benefit of $0.4 million in 2009. The Company's effective tax rate for 2010 was 14.7% compared to 0% in 2009. Generally, the Company's effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The net income attributable to the non-controlling interest was $0.1 million for 2010 compared to $0.2 in 2009 reflecting the Company's 10% minority interest in Orbograph.

GAAP net income attributable to Orbotech for the year ended December 31, 2010 was $34.1 million, or $0.95 per share (diluted), compared with GAAP net loss attributable to Orbotech of $19.9 million, or $0.58 per share, for the year ended December 31, 2009.

Loss from discontinued operations for 2010 was $8.7 million compared to $3.9 million in 2009. This was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

### *(j) Year Ended December 31, 2009 Compared To Year Ended December 31, 2008*

The Company's financial results for 2009 reflected the continuation of a challenging period during which the global economic slowdown and depressed financial conditions continued to impact negatively upon its business. The downturn in the electronics industry resulted in significantly reduced demand for consumer end products (in the manufacture of which the Company's sophisticated products are used), and consequently, in lower capital expenditures by electronics manufacturers who purchase the Company's products. This was evidenced in the early part of 2009 when PCB manufacturing facilities were running at very low utilization levels, which also reflected the overall economic uncertainty and the increased continuing difficulties experienced by PCB manufacturing customers in securing credit facilities. During the latter part of 2009, PCB manufacturers reported higher plant utilization rates, leading to increased demand for the Company's PCB equipment. Although FPD revenues increased to record levels in 2008, due in part to the PDI Acquisition, beginning from the fourth quarter of 2008 and continuing through 2009 the Company experienced a decline in new FPD equipment orders as a result of the global economic downturn. FPD revenues recorded during 2009 were mainly derived from previously ordered systems.

In response to the economic downturn during 2008, during the fourth quarter of that year the Company took specific measures designed to realign its cost infrastructure; namely, the phasing out of its activities in the assembled PCB business, a reduction in its workforce and a temporary reduction in salaries. These salaries were restored to their former levels on and from April 1, 2010. As a consequence of these steps and of the synergies resulting from the PDI Acquisition, the Company implemented measures that resulted in substantial cost savings during 2009.

Revenues in 2009 were $359.3 million (including $103.8 million attributable to the business of PDI), compared with $408.0 million in 2008. Service revenues for 2009 were $107.5 million (including $19.2 million attributable to the business of PDI), compared with $104.5 million in 2008. The decrease in service income (net of PDI-based service income) reflected the effect on the Company's PCB business of the economic downturn, as a result of which customers were running at low utilization rates during the first half of 2009.

Revenues from the sale and service of PCB-related equipment for 2009 decreased by 34% to $144.1 million from the $217.6 million recorded in 2008. This decrease in revenues reflecting the continued deteriorating economic conditions and ongoing difficulty experienced by PCB manufacturers in accessing credit facilities and, to a lesser extent, the phase out of the Company's assembled PCB business in late 2008. During the early part of 2009, PCB manufacturing facilities were running at very low utilization levels, which led to record low PCB revenues in the first quarter. However, conditions gradually improved during the year, with PCB manufacturing plant utilization rates increasing mainly due to the higher demand for communications, consumer and computer related products. Throughout this period the Company continued to develop new products and solutions for PCB manufacturers. During 2009 the Company sold 44 Paragon direct imaging systems, a marked decrease from the 59 sold during 2008. Although revenues from the Company's PCB products decreased in 2009 compared with 2008, the Company believes that its competitive position in this industry did not deteriorate during this period.

Revenues from the sale and service of FPD-related equipment in 2009 increased to $201.2 million from the $175.1 million recorded in 2008. Of these revenues, $103.8 million were attributable to the business of PDI. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in 2009 were attributable to orders received in the current year and in prior years, specifically 2008 and 2007. Beginning from the fourth quarter of 2008 and continuing during most of 2009, the Company experienced a significant decline in new FPD equipment orders, reflecting an approximately 60% decline in capital expenditures by LCD manufacturers in 2009, due mainly to the global economic downturn, which led to lower demand for their products and to excess inventory. During the first half of 2009 existing FPD fabrication plants were being operated at low utilization rates relative to 2008, due to the extensive build up of glass panel inventories following increased capital investments by FPD manufacturers in 2008. In the latter part of 2009, FPD fabrication facilities were running at close to full capacity utilization, with supply and demand in approximate equilibrium. In addition, during 2008 and 2009, certain FPD customers announced the delay of construction schedules or move-in dates for their new fabrication facilities, in some cases extending these dates by six to nine months or into 2010. During the fourth quarter of 2008 and the first quarter of 2009, the Company installed the world's first generation 10 LCD inspection system at a Sharp Corporation facility. Revenues from these systems were recognized in the second and third quarters of 2009. During the fourth quarter of 2009, the Company received a significant order for its new generation 8 FPD equipment, most of which was delivered in the first half of 2010. These revenues were recorded during the second quarter of 2010.

Revenues from the Company's Recognition Software segment for 2009 were $14.1 million, compared with $15.3 million recorded in 2008. The relative stability in revenues from this part of the Company's business, particularly given the finance and banking-related economic downturn, underscored the continuing, strong reliance which Orbograph's banking and financial institution customers place on the solutions and support services which it offers.

The decrease in the cost of products sold in 2009 of $18.0 million, or 10.9%, was principally a result of the $21.1 million decrease in expenditures on materials and components, principally reflecting the decreased volume of products sold. The increase in labor costs and overhead and other expenses was limited to $3.1 million, notwithstanding the inclusion of a full year of PDI activity and the underutilization of the Company's manufacturing capacity which resulted from a decrease in equipment orders in light of the economic downturn.

The cost of services rendered in 2009 decreased by $3.7 million, or 4.8%, while the increase in revenues from services rendered was $3.0 million, or 2.9%. The cost of materials consumed increased by $5.5 million, reflecting the growing installed base of the Company's direct imaging systems and the inclusion of PDI for the full year of 2009. The cost of labor and overhead decreased by $9.3 million, despite the assumption of PDI's customer support operations commencing from the fourth quarter of 2008, as a result of the steps taken by the Company in the fourth quarter of 2008 to realign its infrastructure to address the difficult economic environment and the operational synergies realized from the PDI Acquisition.

Gross profit for 2009 was $139.1 million, compared with $162.7 million in 2008. Gross profit for 2009 from sales of equipment was $105.4 million, or 41.9% of product sales, compared to $139.0 million, or 45.8% of product sales, during 2008 excluding the inventory write-down in 2008. Gross profit for 2009 from services rendered was $33.8 million, or 31.4%, of service revenues, compared with $27.0 million, or 25.8%, of service revenues, during 2008.

Research and development costs decreased to $64.1 million in 2009 from $72.1 million in 2008. Despite the inclusion of $15.9 million attributable to the first time, full-year consolidation of PDI, the Company reduced its research and development expenses compared with 2008. This was primarily attributable to the phasing out of the PCB assembly business in the fourth quarter of 2008 as well as other cost cutting measures, including scaling back certain research and development projects. Nevertheless, the Company continued to invest significant sums in developing new and innovative technologies and does not believe that the period over period reductions in research and development expenditures weakened its competitive position in the short or long term. During 2009, the Company received $2.2 million (compared with $3.3 million in 2008) in Israeli Government royalty-free participations in its research and development expenditures and royalty-free participations from a consortium sponsored by the European Union.

Selling, general and administrative expenses decreased by $8.1 million, or 11.3% to $63.6 million in 2009 from $71.7 million in 2008. Despite the inclusion of $6.5 million attributable in 2009 due to the first time, full-year consolidation of PDI, the Company succeeded in reducing its selling, general and administrative expenses compared with 2008. This was primarily due to the expense synergies realized in connection with the PDI Acquisition, many of which had been implemented as of January 1, 2009.

The amortization of other intangible assets during 2009 increased to $19.8 million from $5.7 million in 2008, and reflected $18.9 million of amortization which was attributable to the allocated intangible assets arising from the PDI Acquisition in October 2008. For further information concerning amortization expenses for 2009 and 2008, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2009. The evaluation did not result in the recording of any impairment charges in 2009.

Net financial expenses totaled $11.1 million in 2009, compared with net financial expenses of $1.5 million in 2008. The increase in financial expenses of $9.6 million in 2009 resulted from the Company's lower cash balances following the PDI Acquisition. In 2009, interest from the debt service payment obligation to IDB was $4.3 million on the $160.0 million loan used to finance part of the PDI Acquisition. For 2009, the Company recorded a currency translation loss of $4.4 million, compared with a currency translation gain of $0.3 million in 2008. In 2009, the Company incurred $1.0 million of costs in connection with factoring letters of credit, compared with $1.4 million incurred in 2008.

Income tax benefit for 2009 was $0.4 million, compared with income tax expense of $0.8 million in 2008. The Company incurred income tax expenses of $0.9 million in 2009; however, this was offset by a benefit of $1.3 million relating to tax losses in 2009. As a result of net loss carry forwards available to the Company, the Company's effective tax rate for each of 2009 and 2008 was 0%. Generally, the Company's effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The minority share in profits of a consolidated subsidiary of $0.2 million for both 2009 and 2008 reflected the Company's 11% minority interest in Orbograph.

GAAP net loss attributable to Orbotech for the year ended December 31, 2009 was $19.9 million, or $0.58 per share, compared with GAAP net loss attributable to Orbotech of $135.3 million, or $4.04 per share, for the year ended December 31, 2008.

Loss from discontinued operations for 2009 was $3.9 million compared to $37.4 million in 2008. This was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

### *5.B Liquidity and Capital Resources*

The Company's financial position at December 31, 2010 improved compared with its financial position at December 31, 2009, as equity as a percentage of assets increased to 55.6%, compared with 51.6% at the end of 2009.

Cash, cash equivalents short-term bank deposits and marketable securities increased to $184.8 million at December 31, 2010 from the $174.0 million recorded at December 31, 2009. Total debt was $128.0 million, which is the non-repaid portion of the amount the Company initially borrowed in September 2008 under the Loan Agreements and used as part of the financing for the PDI Acquisition. As a result, at December 31, 2010, the net cash position of the Company was $56.8 million.

Cash generated from operating activities in 2010 was approximately $49.1 million. Inventories increased to $112.8 million at December 31, 2010, from $94.3 million at December 31, 2009. This was due primarily to an increase in raw materials and finished goods inventory necessary to support the increased strong demand for the Company's products. Net trade accounts receivable increased by $5.6 million, to $153.5 million at December 31, 2010 from $147.9 million at year end 2009. The small increase in accounts receivable reflects strong collections during the year despite the fact that revenues increased by approximately 47% from 2009 to 2010. The period trade receivables were outstanding at December 31, 2010 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) decreased to 106 days on December 31, 2010 from 150 days on December 31, 2009. The Company did not record any significant bad debts during 2010 and its allowance for doubtful accounts was $7.5 million or 4.7% of outstanding receivables at December 31, 2010. Aggregate accounts payable and accruals increased to $81.8 million from their December 31, 2009 level of $74.3 million, primarily due to the increased business levels in 2010. Deferred income increased by $7.1 million to $24.4 million at December 31, 2010, which was also attributable to the increased business levels in 2010.

During 2010, the Company used $6.8 million for capital expenditures and received $0.9 million from the exercise of stock options.

During 2010, the Company invested $7.2 million in cash in OLTS and provided OLTS with other resources and support. The Company has committed to invest an additional $5.0 million in OLTS in 2011 and may in the future make additional purchases of equity interest units. During 2010, the Company and OLTS entered into a loan agreement pursuant to which OLTS may borrow from the Company up to $3.0 million. Any amount extended under this loan agreement will be secured by a security interest on all of OLTS's assets and rights, including its intellectual property. As of December 31, 2010, no amount had been borrowed under this loan agreement.

A portion of OLTS's equity interest is held by the two developers of certain of OLTS's technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of this put option will be based initially on the Company's valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2010, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company's election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS's equity interest.

As a result of the Company's expenditures, commitments and purchase of equity interests, the Company increased its ownership percentage of OLTS to approximately 66% on a fully diluted basis as of December 31, 2010, and it expects that its ownership percentage of OLTS will reach approximately 71.6%, on a fully-diluted basis, during 2011.

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Loan Agreements and utilized $160.0 million of its credit facilities thereunder to finance, in part, the PDI Acquisition, of which $128.0 million was outstanding at December 31, 2010 as long-term borrowings repayable over a five-year period ending December 21, 2014. An amount of up to $25.0 million of the credit facility will remain available until January 29, 2012 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25.0 million credit facility will terminate. The Loan Agreements include a non-utilization fee due quarterly with respect to the unused amount of the additional $25.0 million short-term credit facility described above. Until December 31, 2010, this fee was 0.3% per annum, between January 1, 2011 and February 14, 2011, no fee was payable and beginning February 15, 2011 through January 29, 2012, this fee is 0.2% per annum. In addition, the Company paid customary fees in connection with entering into the Loan Agreements. The interest rate with respect to $48.0 million of the long-term borrowings outstanding at December 31, 2010 is a fixed rate of 4.88%. The interest rate on the remaining $80.0 million of the long-term borrowings outstanding at December 31, 2010 and on the additional $25.0 million short-term credit facility described above, is a variable interest rate and is based on IDB's cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. In 2010, the Company's debt service payment obligations were $5.9 million, reflecting interest on the loan under the Loan Agreements for 2010 at a rate of 4.1%. The actual interest rate on the outstanding variable rate debt at December 31, 2010 was 3.3%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the long-term borrowings under the credit facility by approximately $300,000.

The Loan Agreements contain provisions pursuant to which Orbotech Ltd. has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB's consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company's equity (defined according to the Company's consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250.0 million or 30% of the total assets as reflected on the Company's consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300.0 million or 30% of the total assets as reflected on the Company's consolidated balance sheet. The financial covenants also require that the Company's annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40.0 million. This covenant is tested annually by reference to the consolidated financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company's Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five. EBITDA and our other non-GAAP measures are described below.

For purposes of the Loan Agreements, 'EBITDA' is defined as the cumulative amount of the Company's operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company's latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles, restructuring charges and losses (gains) from discontinued operations. The Company's EBITDA, calculated in accordance with the foregoing, was $85.9 million in 2010.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Loan Agreements for the twelve months ended December 31, 2010, 2009 and 2008. As noted above, the financial covenant with respect to EBITDA did not become applicable until 2011.

| | U.S. dollars in thousands | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net income attributable to Orbotech Ltd. | $34,145 | $(19,924) | $(135,305) |
| Equity based compensation expenses | 4,725 | 6,445 | 5,275 |
| Income tax expense | 7,397 | (372) | 800 |
| Financial expenses | 7,284 | 11,090 | 1,474 |
| Fixed asset depreciation | 9,489 | 10,129 | 8,963 |
| Intellectual property amortization | 14,176 | 19,848 | 5,743 |
| In-process research and development charges | | | 6,537 |
| Restructuring charges | | | 8,621 |
| Impairment (adjustment of impairment) of goodwill | | (3,300) | 93,368 |
| Loss from discontinued operations, net of tax | 8,717 | 3,914 | 37,391 |
| EBITDA (as defined) | $85,933 | $ 27,830 | $ 32,867 |

For an explanation of the limitations of EBITDA, see the information under the heading 'Certain Non-GAAP Information' below.

For purposes of the Loan Agreements, 'Financial Debt' is defined as the Company's liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of December 31, 2010 was $128.0 million and consisted of the Company's debt to IDB under the Loan Agreements.

In addition, commencing as of January 1, 2010, the Company became required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined by reference to the Company's consolidated balance sheet. This provision does not apply to the additional $25.0 million short-term credit facility described above.

If the Company is unable to comply with the applicable covenants, IDB will be entitled to accelerate the Company's repayments of borrowings under the Loan Agreements and would not be required to extend additional credit to the Company. In addition, the Loan Agreements also contain customary provisions allowing for acceleration of repayment of all amounts outstanding under the Loan Agreements as well as provisions allowing IDB to accelerate repayment in certain other situations, including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB's opinion, may materially prejudice the Company's value and substantially jeopardize the Company's ability to repay amounts outstanding under the Loan Agreements or if, in IDB's opinion, a material deterioration has occurred in the Company's economic condition and/or financial repayment capacity, which substantially jeopardizes the Company's ability to repay amounts outstanding under the Loan Agreements.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements. The agreements creating the security interests in favor of IDB contain customary terms and provisions and have been filed as exhibits to this Annual Report.

The Company performs certain forward transactions and other related activities, primarily with respect to currency hedging, and factoring activities, with Hapoalim. In connection with these activities, the Company is exposed to certain risks of loss. Hapoalim has granted the Company an approved credit risk limit of up to an aggregate amount of US$ 22.0 million. To secure this credit risk, on October 21, 2010, Orbotech Ltd. created the Hapoalim Debenture under which an additional floating charge on all of its assets, ranking equally with that granted to IDB, was created in favor of Hapoalim. In addition, Orbotech Ltd. has agreed to comply with various operating covenants, including certain reporting requirements, covenants that restrict the creation of charges and pledges on its assets in favor of third parties, the sale of certain assets and certain acquisition and merger activities, without Hapoalim's consent. In addition, the Hapoalim Debenture also contains customary provisions allowing for acceleration of repayment of all amounts owed for positions taken by the Company in connection with the Hapoalim Banking Activities.

For more information about certain of the terms of the Loan Agreements and related documents and of the Hapoalim Debenture, including certain risks related to the Loan Agreements and of the Hapoalim Debenture, see, Item 3—Key Information—Risk Factors (d), (e) and (o); and Item 10—Additional Information—Material Contracts.

Certain Non-GAAP Information

Non-GAAP net income from continuing operations for 2010 was $61.8 million, or $1.73 per share (diluted), compared with non-GAAP net income from continuing operations for 2009 of $7.0 million, or $0.20 per share (diluted). The below table (the "**Reconciliation**") reconciles GAAP to non-GAAP results from continuing operations for the years ended December 31, 2010, 2009 and 2008.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador, which was owned by PDI at the time of the PDI Acquisition; (v) loss from discontinued operations and (vi) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company's operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The Company also presents EBITDA, which is the basis of its covenant compliance under the Loan Agreements and the importance of such compliance is described below. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors' ability to review and understand trends in the Company's business from the same perspective as management and understand covenant compliance. If the Company does not comply with the covenants under the Loan Agreements this may, among other things, limit the Company's ability to run its business. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they exclude certain unusual financial expenses and non-recurring income items. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of our non-GAAP measures, including EBITDA, are:

- they do not include equity-based compensation, as further described below, and certain other non-cash charges;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements;
- they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to the Company;
- they do not reflect changes in, or cash requirements for, working capital needs;
- they do not reflect the interest expense or the cash requirements necessary to service interest or principal payments under the Loan Agreements;
- they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of its ongoing operations; and
- other companies may calculate these measures differently than Orbotech does, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008, primarily as a result of the Company's acquisitions, including the PDI Acquisition. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008.

**Reconciliation of GAAP to Non-GAAP Results from Continuing Operations**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | U.S. dollars in thousands (except per share data) | | |
| Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis | $ 34,145 | $(19,924) | $(135,305) |
| Non-operating income (expenses): | | | |
| Financial expenses | (7,284) | (11,090) | (1,474) |
| Income tax (expenses) benefit | (7,397) | 372 | (800) |
| Net profit attributable to the non-controlling interest | (144) | (168) | (232) |
| Loss from discontinued operations, net of tax (1) | (8,717) | (3,914) | (37,391) |
| | (23,542) | (14,800) | (39,897) |
| Reported operating income (loss) on GAAP basis | $ 57,687 | $ (5,124) | $ (95,408) |
| Equity based compensation expenses | 4,725 | 6,445 | 5,275 |
| Amortization of intangible assets | 14,176 | 19,848 | 5,743 |
| In-process research and development charges (2) | | | 6,537 |
| Restructuring charges (3) | | | 8,621 |
| Adjustment of impairment of goodwill (4) | | (3,300) | 93,368 |
| Non-GAAP operating income | $ 76,588 | $ 17,869 | $ 24,136 |
| Non-operating expenses | (23,542) | (14,800) | (39,897) |
| Loss from discontinued operations, net of tax (1) | 8,717 | 3,914 | 37,391 |
| Non-GAAP net income from continuing operations | $ 61,763 | $ 6,983 | $ 21,630 |
| Non-GAAP net income from continuing operations per share—diluted | $ 1.73 | $ 0.20 | $ 0.62 |
| Shares used in net income per share calculation | 35,778 | 35,076 | 34,743 |

(1) The loss from discontinued operations, net of tax of $8,717,000 in 2010, $3,914,000 in 2009 and $37,391,000 in 2008, was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

(2) In-process research and development charges in 2008 were associated with the PDI Acquisition.

(3) The restructuring charge of $8,621,000 in 2008 relates to reductions in the Company's workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company's infrastructure.

(4) The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition in 2008.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2010, the Company sold approximately $51.5 million of these instruments and received cash proceeds of approximately $51.3 million.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company's policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 12 to the Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Loan Agreements will be sufficient to meet its working capital requirements for the next twelve months. The Company has an effective shelf registration statement filed with the SEC under which it may issue additional Ordinary Shares, warrants, subscription rights or debt securities with an aggregate offering price of up to $150.0 million in order to increase its liquidity and flexibility in the management of its business. The Company may consider, from time to time, subject to market conditions and other considerations, raising equity, equity-linked or debt capital pursuant to its existing shelf registration statement or otherwise.

### *5.C Research and Development, Patents and Licenses, etc.*

#### *(a) Research and Development Policy*

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expense, if any is realized at all. As of December 31, 2010, 456 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (in thousands) | | |
| Internally-funded research and development expenditures | $78,327 | $64,106 | $72,072 |
| Governmental participations | 2,864 | 2,212 | 3,281 |
| Total outlay for research and development | $81,191 | $66,318 | $75,353 |

The governmental participations in the year ended December 31, 2010 represent funding of $2,399,000 by the OCS through a royalty-free program for the development of generic technologies and $465,000 by the Commission of the European Community.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company's products developed with such know-how.

### *(b) Intellectual Property*

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of January 31, 2011, the Company held 150 United States patents, and approximately 122 corresponding non-United States patents, and had 42 United States patent applications, and approximately 204 non-United States patent applications, pending.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged or licensed to others, that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company's products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company's obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

Although the Company continues actively to pursue the protection of its intellectual property in the belief that its patents have significant value, it also believes that rapid technological improvement and factors such as the knowledge and experience of the Company's management personnel and employees and their continued ability to define, develop, enhance and market new products and services afford additional protection which may, in some instances, exceed patent protection.

### *5.D Trend Information*

Towards the end of 2009 and into the beginning of 2010, global economic conditions began a gradual recovery which gained momentum throughout 2010. These improving conditions led to a significant increase in demand for consumer end products, which drove expansion in the electronics industry, particularly in the Far East. As a result of this demand, the industry experienced greater capital expenditures by electronics manufacturers. The Company's products are a critical component in the manufacture of electronic products and, as a result, these capital expenditures gave rise to a substantial improvement in the Company's business in 2010. The Company anticipates an improvement in the level of its business in 2011 compared with 2010. Nevertheless, conditions in the electronics industry, particularly in the Far East, are closely tied to the global economic climate, and any downturn with respect thereto would negatively impact the electronics industry and the Company's business.

During the latter part of 2010, the FPD industry experienced lower capacity utilization rates than had been prevalent in the earlier part of the year, causing a slight oversupply of panels and lowering of panel prices, and reportedly leading to reduced margins of FPD manufacturers. Recently, utilization rates have begun to recover and certain FPD manufacturers have announced increased capital expenditure plans. In 2011, FPD manufacturers are expected to invest in new FPD facilities, mainly in China, and in upgrades of existing facilities to accommodate new and advanced technologies. The Company anticipates that 2011 revenues from its FPD products will be at levels similar to 2010.

The Company's FPD orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the ensuing six to twelve months. Orbotech does not include maintenance revenues in its determination of orders for this purpose. Orders on any particular date are not necessarily indicative of actual sales for any succeeding period, as customers may delay delivery of products or cancel orders prior to shipment. Generally, such orders represent a substantial portion of revenue from the sale of FPD products in a twelve month period, and Orbotech expects to realize as revenue a substantial portion of its existing orders in 2011.

The economic recovery fuelled an increase in global PCB production, which is estimated to have grown by approximately 22% in 2010, based on the dollar value of production. This was reflected in significant investments by PCB manufacturers, both in new fabrication plants and in expanding and upgrading existing plants, which led to an increase of 74% in the Company's PCB related business in 2010 compared to 2009. In 2010, the largest growth factor in the Company's PCB-related revenues was its laser-based direct imaging systems, which have now became an almost indispensable tool in the mass production of high density interconnect PCBs. The Company anticipates that in 2011, growth in its PCB business will continue to be driven by demand for these yield-enhancing and production solutions and by its technologically advanced inkjet and automated optical repair products.

The Company's gross profit margin during 2010 was approximately 41%. The Company expects that it will experience continued pricing pressure, stemming mainly from competitive factors, and that there will be certain non-recurring additional costs associated with its shift towards manufacturing in the Far East. Nevertheless, it believes that the overall lower manufacturing cost environment in the Far East, the continued positive effects of the cost reduction steps taken in 2008 and 2009 and the improved utilization rates at its facilities will lead to slightly improved margins in its business during 2011 as compared with 2010.

During 2011, the Company intends to continue to invest in its long-term research and development program at a level similar to its 2010 investments. Its plans include focusing on expanding and improving its portfolio of PCB, FPD and character recognition products and solutions, as well as other new technologies, including for the solar energy industry. The Company believes that its longstanding policy of consistent, steady and selective investments in research and development will enable it to continue to serve its customers throughout varied business cycles and to capitalize on business conditions.

The Company intends to continue to pursue acquisitions to expand its product offerings to its existing PCB and FPD customers, enter new industries and broaden and develop its character recognition, artificial intelligence and related forms processing software platform.

In anticipation of a growing trend towards FPD manufacturing in China, the Company has been pursuing a process of shifting certain of its operations closer to its largest customers located in that country and it expects during 2011 to benefit from its already well established and extensive local infrastructure and broad operating experience there. In addition, the Company anticipates that its PCB business will also benefit from this positioning, as PCB production in China shifts towards higher end technology in response to the increasing consumer demand for electronic devices such as smartphones and tablet computers. As a result of this geographic trend, the Company will become increasingly exposed to foreign currencies which may cause volatility in its results of operations.

### 5.E *Off-Balance Sheet Arrangements*

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements. The Company is not a party to any 'off-balance sheet arrangements' which are required to be disclosed under this Item 5.E of Form 20-F.

### 5.F *Tabular Disclosure of Contractual Obligations*

The following table summarizes the Company's contractual obligations as at December 31, 2010:

| | (Dollars in millions) | | | | | |
|---|---|---|---|---|---|---|
| | | | Payment due | | | |
| | Total | At December 31, 2010 | in 2011 | 2011-2013 | 2014-2015 | 2016 and beyond |
| Contractual Obligations: | | | | | | |
| Operating leases | 36.4 | 36.4 | 9.6 | 22.8 | 10.2 | 3.4 |
| Purchase obligations | 90.6 | 90.6 | 90.6 | 90.6 | — | — |
| Loan Agreements | 128.0 | 128.0 | 32.0 | 96.0 | 32.0 | — |
| **Total** | 255.0 | 255.0 | 132.2 | 209.4 | 42.2 | 3.4 |

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Loan Agreements obligations represent repayment of principal under the Loan Agreements and do not include interest payments due thereunder. The Company is not a party to any capital leases.

The Company adopted the applicable accounting guidance governing uncertain tax positions as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $18.3 million at December 31, 2010, of which $12.7 million was classified as long-term liabilities and $5.6 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

### 5.G *Safe Harbor*

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

## Item 6. *Directors, Senior Management and Employees*

### *6.A Directors and Senior Management*

As at January 31, 2011, the Directors and the Senior Management and Corporate Officers of the Company (the "**Director and Executives**") were as follows:

| Name | Date of Birth | Director Since | Position with the Company |
|---|---|---|---|
| Yochai Richter | September 17, 1942 | 1992 | Active Chairman of the Board of Directors of the Company (the "**Board of Directors**"); Class I Director |
| Dr. Michael Anghel (1) | January 13, 1939 | 2008 (2) | External Director |
| Haim Benyamini | November 11, 1938 | 2009 | Class I Director |
| Yehudit Bronicki | December 29, 1941 | 2000 (3) | Class III Director |
| Dan Falk | January 12, 1945 | 1997 | Chairman of the Audit, Remuneration and Nominating Committees of the Board of Directors; Class II Director |
| Gideon Lahav (4) | December 9, 1929 | 2009 (5) | External Director |
| Eliezer Tokman (6) | May 13, 1950 | 2007 | Class I Director |
| Prof. Shimon Ullman (7) | January 28, 1948 | 1992 | Class II Director |
| Arie Weisberg | October 19, 1950 | 2010 | Class III Director |
| Raanan Cohen | April 1, 1955 | | President and Chief Executive Officer |
| Asher Levy | February 15, 1959 | | President Global Business |
| Amichai Steimberg | May 25, 1962 | | Chief Operating Officer |
| Abraham Gross | April 29, 1951 | | Executive Vice President and Chief Technology Officer |
| Adrian Auman | December 16, 1954 | | Corporate Vice President Investor Relations and Special Projects |
| Erez Simha (8) | February 17, 1963 | | Corporate Vice President and Chief Financial Officer |
| Michael Havin | December 14, 1958 | | Corporate Secretary |

The above table should be read in conjunction with Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

(1) Member of the Audit Committee of the Board of Directors and the Remuneration Committee of the Board of Directors (the "**Audit Committee**" and the "**Remuneration Committee**", respectively).

(2) Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(3) Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(4) Member of the Audit Committee and the Nominating Committee.

(5) Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(6) Member of the Remuneration Committee.

(7) Member of the Nominating Committee.

(8) Mr. Simha has decided to leave the Company to pursue other business opportunities, but will continue to serve as Chief Financial Officer for an interim period to facilitate an orderly transition while a successor is sought.

* * * * * * * * * *

Yochai Richter has been the Active Chairman of the Board of Directors since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the Merger. He received his degree in mathematics from the Technion-Israel Institute of Technology (the "**Technion**") in Haifa in 1972.

Dr. Michael Anghel is a member of the boards of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange. Dr. Anghel is chairman of Gravity Ltd., and also serves as chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999 he served as director and senior manager of Discount Investment Corporation Ltd. ("**DIC**"). Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company and the major Israeli cellular telephone company, as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor's degree in economics from the Hebrew University of Jerusalem (the "**Hebrew University**") and his master's degree in business administration and a doctorate in finance and business from Columbia University.

Haim Benyamini is a member of the board of directors of Gilat Satellite Networks Ltd., an Israeli Nasdaq-listed company which provides internet protocol based digital satellite communication and networking products and services. Mr. Benyamini served as the corporate vice president of human resources of Teva Pharmaceutical Industries Ltd. from 1988 until 2004 and as corporate vice president of human resources at Scitex Corporation Ltd. from 1982 to 1988. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982. Mr. Benyamini received his bachelor's degree in social sciences from the Hebrew University in 1964 and his master's degree in organizational behavior from the University of Chicago in 1980.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. ("**Ormat**"), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. ("**Ormat Technologies**"), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor's degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Plastopil Ltd., Amiad Filtration Systems Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August

1995 to July 1999 and, between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master's degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd. and The First International Bank of Israel Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor's degree in economics from the Hebrew University in 1953.

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002 he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001 was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998 Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor's degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Dr. Ullman was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Advanced Vision Technology Ltd. From May 2006 to June 2009 he was President and Chief Operating Officer of the Company. From November 2002 to May 2006 he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000 he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000 he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995 he was co-general manager of Orbotech S.A. and from July 1991 to January 1993 he was director of finance and operations of Orbot's subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988 west region general manager of Solcoor Inc. He received his bachelor's degree in agricultural economics from the Hebrew University.

Raanan Cohen has been the President and Chief Executive Officer of the Company since July 2009, and served as Chief Executive Officer from May 2006 to June 2009. From November 2002 to May 2006 he was Co-President for Business and Strategy, and from January 2000 to November 2002 he served as Executive Vice President and President of the Printed Circuit Board Division. From September 1997 to January 2000 he was the president and chief executive officer of Orbotech, Inc. From January 1994 to September 1997 he was the Vice

President for the PCB-AOI Product Line and, from 1991 to January 1994, was the PCB product line manager of Orbot and, after consummation of the Merger, of the Company. He joined Orbot in 1984, where he held various programming and product and project management positions until 1991. Prior to joining Orbot he held positions as a programmer at Telrad Networks Ltd. He received a bachelor's degree in computer science from the Hebrew University.

Asher Levy has been President Global Business since June 2010 and served as Deputy Chief Executive Officer—Global Business from July 2009 to May 2010. From July 2006 to June 2009 he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002 he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000 he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Apple Computer, Inc. and Digital Equipment Corporation. Mr. Levy holds a bachelor's degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master's degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been Chief Operating Officer since June 2010 and served as Deputy Chief Executive Officer—Global Finance and Operations from July 2009 to May 2010. From May 2006 to June 2009 he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000 he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997 he served as that company's Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor's degree in agricultural economics and business administration from the Hebrew University.

Dr. Abraham Gross has been Corporate Executive Vice President and Chief Technology Officer since July 2009. From May 2006 to June 2009 he served as Executive Vice President and Chief Technology Officer. From 2000 to May 2006 he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor's and master's degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Adrian Auman has been Corporate Vice President Investor Relations and Special Projects since September 2008. From May 2006 to September 2008 he was Vice President for Finance and Investor Relations, prior to which he had, since January 2000, served as Director of Finance and Investor Relations and, from July 1997 to January 2000, as Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master's of science degree from Pace University in New York.

Erez Simha has been Corporate Vice President and Chief Financial Officer since July 2009, prior to which he had, from September 2008 to June 2009 served as Corporate Vice President for Finance. From April 2007 to August 2008, he served as the Vice President of Finance and Operations at Orbotech Pacific Ltd., and from May

2004 to March 2007, as Vice President of Finance, Operations and Customer Support at Orbotech S.A. Prior to joining Orbotech, Mr. Simha served as the chief financial officer of Wiseband Communications Ltd., a developer of digital multi carrier power amplifiers for the wireless communications industry, from 2000 to 2004; as the general manager of a private company engaged in the import and distribution of professional and technical equipment for the building and metal industries, from 1994 to 2000; and as the controller of Mishkan—Hapoalim Mortgage Bank, from 1990 to 1994. Mr. Simha is a certified public accountant and holds a bachelor's degree in economics and accounting and a master's degree in business administration from Tel Aviv University.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

The Articles of Association of the Company (the "**Articles**") provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an 'independent' director may not be appointed as an alternate to an independent director. See Membership of Board of Directors; External Directors; Independent Directors; Financial Experts below with respect to independent directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

There are no family relationships among any of the Directors and Executives. None of the Directors or Executives is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

## 6.B *Compensation*

The following table sets forth, with respect to the Directors and Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2010:

| | Salaries, fees, directors' fees, and bonuses (including deferred compensation) | Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments | Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs |
|---|---|---|---|
| All Directors and Executives as a group (consisting of 16 persons) | $4,716,108 | $451,324 | $1,274,180 |

### *(a) Remuneration of the Active Chairman of the Board of Directors*

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days' notice and by the Company on 30 days' notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter's continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $341,450 will be paid to Mr. Richter in respect of 2010. In addition, as a continuing employee, Mr. Richter's equity awards (which are described below under Equity Awards to Directors) continued to vest and became exercisable on their original terms. Pursuant to shareholder approval, commencing from the 2010 Annual General Meeting of the Company, Mr. Richter became eligible to participate in the 2005 Directors Plan (discussed below) and will, for as long as he remains the Chairman of the Board of Directors, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. So long as Mr. Richter remains a director of the Company, any future equity awards to him, other than under the 2005 Directors Plan, would require specific shareholder approval.

### *(b) Other Directors' Remuneration*

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company, each of the members of the Board of Directors who is not, or will in the future cease to be, an employee of the Company is remunerated as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax ("**VAT**"); and (ii) participation compensation to each such director of NIS 2,500 plus VAT. In addition, the Audit Committee, the Board of Directors and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the "**Regulations**"); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the

Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations.

In December 2008, in connection with the management and employee salary reductions undertaken at that time, each of the non-employee directors of the Company then in office voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level subject, with respect to the external directors, to the stipulation that the remuneration of the external directors not fall below the minimum required under the Regulations. Mr. Benyamini and Mr. Lahav, who were elected as directors in June 2009, voluntarily accepted corresponding reductions in their cash remuneration from the time of their election. In February 2010, in connection with the restoration of management and employee salary reductions from April 1, 2010, each of the non-employee directors of the Company terminated their voluntarily reduction in remuneration, with effect on and from April 1, 2010. Accordingly their remuneration was, from that time, reinstated to the level as was in effect immediately prior to their voluntary reduction, adjusted to reflect changes in the Israeli CPI in the manner provided in the Regulations.

On July 14, 2005, the shareholders of the Company approved a directors' equity remuneration plan for certain directors of the Company (the "**2005 Directors Plan**"), which was amended with shareholder approval at the 2010 Annual General Meeting of the Company. Under the 2005 Directors Plan (as amended), each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board of Directors, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. Awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the 2000 Plan or other applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director's term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

### *(c) Equity Awards to Directors*

During the year ended December 31, 2010: (i) an option to purchase 4,966 Ordinary Shares, at an exercise price of $10.28 per share and expiring on August 31, 2017, was granted and 1,986 Restricted Shares were awarded, to the Active Chairman of the Board of Directors; and (ii) an option to purchase 3,972 Ordinary Shares, at an exercise price of $10.28 per share and expiring on August 31, 2017, was granted and 1,589 Restricted Shares were awarded, to each other director of the Company. All of these awards are subject to the terms of the 2000 Plan and were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of Ordinary Shares subject to stock options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see—Other Directors' Remuneration.

During 2010, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2010, a total of 21,514 Restricted Shares held by directors (all of which were granted during 2008 or 2009) vested.

Pursuant to shareholder approval, each of the above equity awards, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder. For further information see Item 6.E—Share Ownership—The 2000 Plan.

For information as to equity awards during 2010 to Directors and Executives as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Executives.

### *6.C Board Practices*

#### *(a) Membership of Board of Directors; External Directors; Independent Directors; Financial Experts*

The Board of Directors consists of three classes of directors (not including the two external directors who do not form part of any class), with one class being elected each year by shareholders at the Company's annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. No benefits are received by the Directors upon the expiration of their term of office. At the Company's 2001 annual general meeting, all of the directors of the Company (other than the external directors) were designated into one of the three different classes. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2011, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2012 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2013. Mr. Yochai Richter, Mr. Haim Benyamini and Mr. Eliezer Tokman are the current Class I Directors, Mr. Dan Falk and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki and Mr. Arie Weisberg are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below); one by the shareholders at the Company's 2008 annual general meeting of shareholders and the other by the shareholders at the Company's 2009 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as 'external directors'. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or anyone to whom such person is directly or indirectly subordinate, or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or interfere with the person's ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may elect external directors for additional terms that do not exceed three years each, beyond the two three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond two three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director's expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company's benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval. Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her. Each committee of a company's board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In a 2008 amendment, the Companies Law introduced the concept of 'independent' directors in addition to external directors. An independent director is a director who meets the same non-affiliation criteria as an external director, as approved by the subject company's audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director's service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, a public company, such as the Company, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors. External directors are counted as independent directors for these purposes.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an "independent" director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director's service.

A person may be reappointed as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director's expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company's benefit.

Although the Company has not included such a provision in its articles of association, it believes that four of its current nine directors would qualify as independent directors under the Companies Law, an additional three of its current directors who have served as directors for more than nine consecutive years could qualify as independent directors under the Companies Law if its Audit Committee and Board of Directors were to make the determination as aforesaid and seven of them would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

There are not any directors' service contracts with the Company providing for benefits on termination of employment. For information as to the employment agreement of the Active Chairman of the Board of Directors with the Company, which provides for benefits on termination of employment, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board of Directors.

***(b) Committees of the Board of Directors***

*(i) Audit Committee*

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee under the Companies law include identifying flaws in the management of a company's business, making recommendations to the board of directors as to how to correct them and reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted. Dr. Michael Anghel, Mr. Dan Falk and Mr. Gideon Lahav are the current members of the Audit Committee.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company's external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C—Principal Accountant Fees and Services. The Company's external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company's external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an 'independent director' in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company's external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company's shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

*(ii) Remuneration Committee*

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company's equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an 'independent director' in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

*(iii) Nominating Committee*

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company's business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to 'independent directors' in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Dr. Shimon Ullman are the current members of the Nominating Committee.

#### *(c) Executive Sessions*

At least twice per annum the independent directors of the Company meet in 'Executive Sessions', which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company's independent directors can discuss any issues that they consider relevant in their capacity as such.

### *6.D Employees*

As of December 31, 2010, the Company employed 1,770 people, of whom 629 were based in Israel, 647 in the Far East, 166 in Europe, 107 in Japan and 221 in the United States; and of whom 456 were employed in research and development, 713 in marketing, sales and service, 290 in production and 311 in management and administration. As of December 31, 2009, the Company employed 1,602 people, of whom 613 were based in Israel, 513 in the Far East, 156 in Europe, 106 in Japan and 214 in the United States; and of whom 409 were employed in research and development, 629 in marketing, sales and service, 264 in production and 300 in management and administration. As of December 31, 2008, the Company employed 1,693 people, of whom 671 were based in Israel, 533 in the Far East, 154 in Europe, 107 in Japan and 228 in the United States; and of whom 397 were employed in research and development, 680 in marketing, sales and service, 309 in production and 307 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to the Company's Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time. For information concerning the Company's liability for severance pay, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates; and Note 7 to the Financial Statements.

### *6.E Share Ownership*

#### *(a) General*

The Company presently administers the 2000 Plan and the 2010 Plan, both of which were adopted with shareholder approval, as well as a number of equity remuneration plans administered by PDI prior to the PDI Closing Date and assumed by the Company as part of the PDI Acquisition (the "**PDI Equity Remuneration Plans**"). These plans are discussed in further detail below.

Awards under the Company's equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plans) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Upon resignation by a grantee, options to the extent unexercised, Restricted Share awards to the extent that the applicable restrictions have not lapsed and unvested RSUs, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares or shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial 'cliff' vesting event six months from the grant date, and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee's continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

For further information concerning equity awards, see Notes 1s and 9 to the Financial Statements.

### *(b) The 2000 Plan*

On June 21, 2000, the Board of Directors adopted, and the Company's shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company's subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is designed to enable the Company to grant options to purchase Ordinary Shares and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to

Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as 'incentive stock options' within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time; (iv) as options to U.S. taxpayers which would not qualify as 'incentive stock options'; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as Restricted Shares (provided that the aggregate number of Restricted Shares awarded (net of forfeitures, as described in the 2000 Plan) may not exceed 400,000). The 2000 Plan will terminate on June 4, 2015 (except as to awards outstanding on that date).

During 2010, under the 2000 Plan including pursuant to the Exchange Offer (defined and discussed below): (i) options to purchase a total of 895,755, 81,000 and 765,402 Ordinary Shares (having respective weighted average exercise prices of $11.17, $4.53 and $25.61 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 14,698 and 2,250 Restricted Shares were granted and forfeited, respectively. As of January 31, 2011, under the 2000 Plan: (i) options to purchase a total of 4,095,040 Ordinary Shares, expiring on various dates between February 28, 2011 and November 11, 2017 and having a weighted average remaining life of 4.72 years and a weighted average exercise price of $11.39 per share, were outstanding (of which 1,510,323 with a weighted average remaining life of 3.66 years and a weighted average exercise price of $14.95 per share had vested); (ii) 252,535 Ordinary Shares remained available for future equity awards (including up to 16,952 Restricted Shares); and (iii) a total of 31,397 Restricted Shares had been forfeited.

### *(c) The 2010 Plan*

On July 15, 2010, the Board of Directors adopted, and the Company's shareholders subsequently approved, the 2010 Equity-Based Incentive Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

1,000,000 Ordinary Shares were reserved for issuance pursuant to awards granted under the 2010 Plan. The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company's equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board of Directors (but which shall be linked to the Company's profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company's general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

During 2010, under the 2010 Plan: (i) 78,400 non-performance-based RSUs and 36,900 performance-based RSUs were awarded; (ii) no Restricted Shares were awarded; and (iii) no RSUs were settled or cancelled. As of

January 31, 2011, under the 2010 Plan: (i) a total of 78,400 non-performance-based RSUs and 36,900 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 884,700 Ordinary Shares remained available for future equity awards.

### *(d) The PDI Equity Remuneration Plans*

During 2010, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 86,278 and 221,859 Ordinary Shares (having respective weighted exercise prices of $6.68 and $10.19 per share) were exercised and cancelled, respectively; and (ii) a total of 156,105 and 26,708 RSUs vested and were cancelled, respectively. As of January 31, 2011, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 335,117 Ordinary Shares, expiring on various dates between April 3, 2011 and November 10, 2015 and having a weighted average remaining life of 2.94 years and a weighted average exercise price of $9.63 per share, were outstanding (of which 287,052 with a weighted average remaining life of 2.88 years and a weighted average exercise price of $10.26 per share had vested); and (ii) a total of 263,946 RSUs were outstanding.

### *(e) Certain Information Concerning Equity Awards to Directors and Executives*

The following table sets forth for all Directors and Executives as a group, including all persons who were at any time during the period indicated Directors or Executives, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2010 and December 31, 2010; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2010.

| | Plan | |
|---|---|---|
| | **2000** | **2010** |
| **Equity Awards Granted:** | | |
| • Number of Ordinary Shares subject to options | 84,642 | 0 |
| • Weighted average option exercise price per Ordinary Share | $ 10.55 | N/A |
| • Year of expiration of options | 2017 | N/A |
| • Number of Restricted Shares | 14,698 | 0 |
| • Number of RSUs | N/A | 48,100 |
| **Options Exercised/Paid; Restricted Shares and RSUs Vested:** | | |
| • Number of Ordinary Shares subject to options | 20,000 | N/A |
| • Weighted average option exercise price per Ordinary Share | $ 3.86 | N/A |
| • Restricted Shares vested | 57,689 | 0 |
| • RSUs vested | N/A | 0 |
| **Equity Awards Cancelled:** | | |
| • Number of Ordinary Shares subject to options | 0 | N/A |
| • Weighted average option exercise price per Ordinary Share | N/A | N/A |
| • Number of Restricted Shares | 0 | 0 |
| • Number of RSUs | N/A | 0 |
| **Equity Awards Outstanding:** | | |
| • Number of Ordinary Shares subject to options | 1,081,574 | N/A |
| • Weighted average option exercise price per Ordinary Share | $ 11.87 | N/A |
| • Weighted average remaining option life (years) | 4.48 | N/A |
| • Number of Restricted Shares | 228,873 | 0 |
| • Number of RSUs | N/A | 48,100 |

### *(f) Certain Information Concerning Ordinary Shares Owned by Directors and Executives*

The following table sets forth information as of January 31, 2011, concerning the shareholdings of those Directors and Executives known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

| Name | Number of Shares (1) | Percentage of Ordinary Shares Outstanding |
|---|---|---|
| • Yochai Richter | 1,270,241 | 3.60%(2) |
| • Michael Anghel | 6,591 | (3) |
| • Haim Benyamini | 3,710 | (3) |
| • Yehudit Bronicki | 8,271 | (3) |
| • Dan Falk | 16,271 | (3) |
| • Gideon Lahav | 4,470 | (3) |
| • Eliezer Tokman | 6,739 | (3) |
| • Shimon Ullman | 121,626 | (3) |
| • Arie Weisberg | 80,014 | (3) |

(1) Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Directors and Executives. Includes 33,839 Ordinary Shares (in the case of Mr. Weisberg), 29,486 Ordinary Shares (in the case of Mr. Richter), 8,271 Ordinary Shares (in the case of each of Mrs. Bronicki, Mr. Falk and Dr. Ullman), 6,739 Ordinary Shares (the case of Mr. Tokman), 6,591 Ordinary Shares (in the case of Dr. Anghel), 4,470 Ordinary Shares (in the case of Mr. Lahav) and 3,710 Ordinary Shares (in the case of Mr. Benyamini) issued as Restricted Shares—regardless of whether the applicable restrictions have lapsed. For information as to outstanding option awards to directors, see the below table.

(2) The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

(3) Less than 1%.

Ordinary Shares held by Directors and Executives have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2011, concerning all outstanding option awards to directors:

| | Date of award | Exercise price per share ($) | Shares subject to option | Shares vested and unexercised | Shares unvested | Scheduled date of expiration |
|---|---|---|---|---|---|---|
| Yochai Richter | Sep-26-2005 | 23.01 | 27,500 | 27,500 | 0 | Sep-25-2012 |
| | Sep-18-2008 | 9.89 | 60,000 | 40,000 | 20,000 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 40,000 | 13,334 | 26,666 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 4,966 | 0 | 4,966 | Aug-31,2017 |
| Michael Anghel | Sep-18-2008 | 9.89 | 5,301 | 5,301 | 0 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Haim Benyamini | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Yehudit Bronicki | Sep-26-2005 | 23.01 | 1,899 | 1,899 | 0 | Sep-25-2012 |
| | Jun-25-2006 | 23.23 | 1,931 | 1,931 | 0 | Jun-24-2013 |
| | Sep-6-2007 | 21.77 | 2,270 | 2,270 | 0 | Sep-5-2014 |
| | Sep-18-2008 | 9.89 | 5,301 | 5,301 | 0 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Dan Falk | Sep-26-2005 | 23.01 | 1,899 | 1,899 | 0 | Sep-25-2012 |
| | Jun-25-2006 | 23.23 | 1,931 | 1,931 | 0 | Jun-24-2013 |
| | Sep-6-2007 | 21.77 | 2,270 | 2,270 | 0 | Sep-5-2014 |
| | Sep-18-2008 | 9.89 | 5,301 | 5,301 | 0 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Gideon Lahav | Jun-23-2009 | 7.21 | 5,301 | 0 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Eliezer Tokman | Sep-6-2007 | 21.77 | 2,270 | 2,270 | 0 | Sep-5-2014 |
| | Sep-18-2008 | 9.89 | 5,301 | 5,301 | 0 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Shimon Ullman | Sep-26-2005 | 23.01 | 1,899 | 1,899 | 0 | Sep-25-2012 |
| | Jun-25-2006 | 23.23 | 1,931 | 1,931 | 0 | Jun-24-2013 |
| | Sep-6-2007 | 21.77 | 2,270 | 2,270 | 0 | Sep-5-2014 |
| | Sep-18-2008 | 9.89 | 5,301 | 5,301 | 0 | Sep-17-2015 |
| | Jun-23-2009 | 7.21 | 5,301 | 5,301 | 0 | Jun-22-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |
| Arie Weisberg | Sep-26-2005 | 24.27 | 13,750 | 13,750 | 0 | Sep-25-2012 |
| | Aug-10-2006 | 22.44 | 28,100 | 28,100 | 0 | Aug-9-2013 |
| | Aug-8-2007 | 21.65 | 16,000 | 16,000 | 0 | Aug-8-2014 |
| | Aug-7-2008 | 11.84 | 30,000 | 30,000 | 0 | Aug-6-2015 |
| | Nov-20-2008 | 3.86 | 30,000 | 30,000 | 0 | Nov-19-2015 |
| | Feb-26-2009 | 4.15 | 33,750 | 33,750 | 0 | Feb-25-2016 |
| | Sep 1, 2010 | 10.28 | 3,972 | 0 | 3,972 | Aug-31,2017 |

*(g) Option Exchange*

On November 4, 2010, the Company filed a Tender Offer Statement with the SEC, thereby commencing a tender offer (the "**Exchange Offer**") pursuant to which certain employees of the Company and its subsidiaries were offered the right to exchange certain of their outstanding options to purchase Ordinary Shares for new options (the "**New Options**") to purchase a lesser number of Ordinary Shares on the terms described in the Exchange Offer. Only outstanding options granted in the years 2005, 2006 or 2007, that had an exercise price greater than $20 per share and that were held by persons who were, on the date of commencement and expiration of the Exchange Offer, residents of Israel, the United States, Germany, Hong Kong, Japan, Korea or Taiwan and were not otherwise ineligible to participate in the Exchange Offer (the "**Eligible Options**") were able to be tendered for exchange pursuant to the Exchange Offer. The directors and the senior management and corporate officers of the Company, as well as certain additional members of the Company's senior management, were not eligible to participate in the Exchange Offer.

The Exchange Offer was made on the basis of a fixed exchange ratio, which was determined in accordance with the year in which the Eligible Option was granted. The exchange ratio for (i) Eligible Options granted in 2005 was 5-to-1, (ii) Eligible Options granted in 2006 was 3-to-1 and (iii) Eligible Options granted in 2007 was 2-to-1, rounded down (if necessary) to the nearest whole number to avoid the issuance of fractional Ordinary Shares.

The Exchange Offer expired at 4:00 pm., Israel time, on December 15, 2010. Pursuant to the Exchange Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 429,600 Ordinary Shares, representing approximately 77.6% of the Ordinary Shares subject to all Eligible Options. On December 16, 2010, the Company granted New Options to purchase 157,638 Ordinary Shares, in exchange for the Eligible Options tendered and accepted pursuant to the Exchange Offer. The exercise price per share of the New Options granted pursuant to the Exchange Offer is $12.26, which was the mean average between the high and the low sale prices of the Ordinary Shares, as reported by Nasdaq on December 16, 2010. Each New Option was issued pursuant to the 2000 Plan and is subject to a two-year vesting schedule commencing on the grant date and, with the exception of New Options issued in exchange for Eligible Options granted in September 2005, is for a term equal to the remaining term of the Eligible Option for which it was exchanged. New Options granted in exchange for Eligible Options granted in September 2005 will expire on February 28, 2013. In addition, Ordinary Shares tendered to the Company pursuant to the Exchange Program have been permanently retired by the Company and are no longer available for future issuances under the 2000 Plan. 271,962 Ordinary Shares were retired under the Exchange Offer in this manner.

## Item 7. *Major Shareholders and Related Party Transactions*

### 7.A *Major Shareholders*

The following table sets forth information as of January 31, 2011 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Directors and Executives as a group.

| Identity of Person or Group | Number of Shares (1) | Percentage of Ordinary Shares Outstanding (1) |
|---|---|---|
| • Harris Associates L.P. (2)<br>Two North LaSalle Street, Suite 500<br>Chicago, Illinois 60602 | 5,234,598 | 14.88% |
| • Artisan Partners Holdings LP (3)<br>875 East Wisconsin Avenue, Suite 800<br>Milwaukee, Wisconsin 53202 | 3,079,628 | 8.75% |
| • Dr. Jacob Richter (4)<br>Medinol Ltd.<br>Building No. 7, Entrance A, 5th Floor<br>Kiryat Atidim<br>P.O. Box 58165<br>Tel Aviv, 61581 Israel | 3,033,945 | 8.63% |
| • T. Rowe Price Associates, Inc. (5)<br>100 E. Pratt Street<br>Baltimore, Maryland 21202 | 2,501,384 | 7.11% |
| • FMR LLC (6)<br>82 Devonshire Street<br>Boston, Massachusetts 02109 | 2,449,985 | 6.97% |
| • William Davidson TR (7)<br>dated September 24, 2008, as amended<br>2300 Harmon Road<br>Auburn Hills, Michigan 48326 | 2,213,952 | 6.29% |
| • Directors and Executives as a group<br>(consisting of 16 persons) (8) | 2,288,640 | 6.40% |

(1) The Company had outstanding, on January 31, 2011, 35,175,825 Ordinary Shares. This number does not include a total, as at that date, of 5,946,638 Ordinary Shares, 4,809,403 of which were subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company, 4,430,157 of which were subject to outstanding stock options (of which 1,797,375 had vested), 379,246 of which were subject to outstanding and unvested RSUs and 1,137,235 of which remained available for future equity awards pursuant to such plans, comprised of:

(a) 4,347,575 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i) 4,095,040 Ordinary Shares were subject to options that had been granted (of which 1,510,323 had vested); and

(ii) 252,535 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan;

(b) 1,000,000 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i) 115,300 Ordinary Shares were subject to outstanding and unvested RSUs; and

(ii) 884,700 Ordinary Shares remained available for future equity awards pursuant to the 2010 Plan; and

(c) 599,063 Ordinary Shares collectively issuable pursuant to equity awards under the PDI Equity Remuneration Plans, of which:

   (i) 335,117 Ordinary Shares were subject to options (of which 287,052 had vested); and

   (ii) 263,946 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include 1,988,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2) As of December 31, 2010, based on a report filed with the SEC dated February 8, 2011. The report indicated sole voting and dispositive power as to all 5,243,598 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner.

(3) As of December 31, 2010, based on a report filed with the SEC dated February 11, 2011. The report indicated shared dispositive power as to all 3,079,628 Ordinary Shares and shared voting power as to 2,952,748 of such Ordinary Shares by Artisan Partners Holdings LP ("**Artisan Holdings**"), Artisan Investment Corporation ("**Artisan Corp.**"), ZFIC, Inc. ("**ZFIC**"), Andrew A. Ziegler, Carlene Murphy Ziegler, Artisan Partners Limited Partnership ("**Artisan Partners**") and Artisan Investments GP LLC ("**Artisan Investments**") and shared voting and dispositive power as to 2,045,087 of such Ordinary Shares by Artisan Funds, Inc. ("**Artisan Funds**"). Artisan Holdings and Artisan Partners are investment advisers registered under the Investment Advisers Act of 1940 (the "**IAA**"); Artisan Investments is the General Partner of Artisan Partners; Artisan Holdings is the sole limited partner of Artisan Partners; Artisan Corp. is the General Partner of Artisan Holdings; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the "**ICA**").

(4) As of July 20, 2009, based on a report filed with the SEC dated July 21, 2009. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter served as a member of the Board of Directors from October 27, 1992 to August 15, 1993, and from September 29, 1997 to February 11, 2009. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board of Directors, are brothers.

(5) As of December 31, 2010, based on a report filed with the SEC dated February 14, 2011. The report indicated sole voting power as to 221,884 of such Ordinary Shares, and sole dispositive power as to all 2,501,384 Ordinary Shares, by T. Rowe Price Associates, Inc. ("**TRP**"), an investment advisor registered under the IAA. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such shares; however, it expressly disclaims that it is, in fact, the beneficial owner of such shares.

(6) As of December 31, 2010, based on a report filed with the SEC dated February 14, 2011. The report indicated dispositive power as to all 2,449,985 Ordinary Shares by FMR LLC and by Edward C. Johnson 3d, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company ("**Fidelity**"), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards

of Trustees. The power to vote all such Ordinary Shares resides with the Fidelity Funds' Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(7) As of May 28, 2009, based on a report filed with the SEC dated May 27, 2009. The report indicated sole voting and dispositive power as to all 2,213,952 Ordinary Shares by the William Davidson TR dated September 24, 2008, as amended (the "**Trust**") and by Jonathan S. Aaron. As a co-trustee of the Trust, Mr. Aaron has sole dispositive and voting power with respect to securities held by the Trust.

(8) Includes 585,965 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 228,873 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2011, there were 43 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 33,570,067 Ordinary Shares, constituting approximately 95.44% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal rights.

### *7.B Related Party Transactions*

Yochai Richter has an employment agreement with the Company pursuant to which he serves as 'Active Chairman of the Board of Directors'. For information concerning this agreement, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board of Directors.

In December 2008, in connection with the management and employee salary reductions undertaken at that time, each of the non-employee directors of the Company then in office voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level subject, with respect to the external directors, to the stipulation that the remuneration of the external directors not fall below the minimum required under the Regulations. Mr. Benyamini and Mr. Lahav, who were elected as directors in June 2009, voluntarily accepted corresponding reductions in their cash remuneration from the time of their election. In February 2010, in connection with the restoration of management and employee salary reductions from April 1, 2010, each of the non-employee directors of the Company terminated their voluntarily reduction in remuneration, with effect on and from April 1, 2010. Accordingly their remuneration was, from that time, reinstated to the level as was in effect immediately prior to their voluntary reduction, adjusted to reflect changes in the Israeli CPI in the manner provided in the Regulations.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2010, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board of Directors; Other Directors' Remuneration; Equity Awards to Directors.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company may, under certain circumstances, be eligible for increased severance pay.

### *7.C Interests of Experts and Counsel*

Not applicable in Annual Report on Form 20-F.

## Item 8. *Financial Information*

### *8.A Consolidated Statements and Other Financial Information*

### *(a) Consolidated Financial Statements*

See Item 18—Financial Statements and pages F-1 through F-53.

### *(b) Export Sales*

See Item 5—Operating and Financial Review and Prospects—Operating Results—Geographical Analysis; Worldwide Economic Situation; Cost of Revenues—Geographical Analysis and Worldwide Economic Situation and Note 14a(ii) to the Financial Statements.

### *(c) Legal Proceedings*

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company's financial position or profitability.

On November 4, 2008, GE Healthcare, a unit of GE, filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute originally at issue in that matter related to GE's claim that OMS had an obligation to supply GEMSI with 850 CZT modules. The suit was originally filed in the United States District Court for the Central District of California and was transferred to the United States District Court for the Eastern District of Wisconsin (the "**Wisconsin Court**").

After the initial complaint was filed, GE amended its complaint to add, among other things, additional claims for damages. Subsequently, the complaint was dismissed by the Wisconsin Court on the grounds of *forum non conveniens*. In dismissing the action, the Wisconsin Court ruled that the weight of both public and private factors supported resolution of the action in the Israeli courts. Further to that decision and the order of the Wisconsin Court, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel (the "**Israeli Court**") on November 16, 2009.

However, on October 31, 2010, GE, GEMSI, OMS and the Company entered into the APA, pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation and, on February 14, 2011, the Israeli Court approved the settlement agreement entered into by the parties and dismissed the litigation with prejudice.

On December 4, 2008 (prior to amendment of GE's complaint in the Wisconsin Court and the filing of the complaint in the District Court in Israel) GE and GEMSI had notified the Company that they were referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of an agreement between the Company and GEMSI from December 2004 (which agreement was assigned to OMS and expired in December 2007). The dispute related to certain of the claims included in GE's amended complaint as well as the complaint filed in Israel, as described above. An arbitrator was selected but was not appointed and the Company and OMS did not receive a statement of claim. In connection with the closing of the APA, the parties notified the arbitrator of their agreement to withdraw their claims against each other.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company's financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company's view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company's financial position and results of operations for the period in which it occurs, and potentially in future periods.

See Note 8b(ii) to the Financial Statements.

### *(d) Dividend Policy*

The Company does not have any current plans to pay dividends.

### *8.B Significant Changes*

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5—Operating and Financial Review and Prospects—Trend Information.

## **Item 9.** *The Offer and Listing*

### *9.A Offer and Listing Details*

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the intraday high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

| Year | Period | High | Low |
|---|---|---|---|
| 2006 | Full Year | 27.25 | 20.86 |
| 2007 | Full Year | 25.67 | 15.20 |
| 2008 | Full Year | 19.10 | 2.90 |
| 2009 | Full Year | 12.17 | 3.35 |
| | • First Quarter | 4.45 | 3.77 |
| | • Second Quarter | 8.95 | 3.35 |
| | • Third Quarter | 12.17 | 8.24 |
| | • Fourth Quarter | 10.65 | 8.74 |
| 2010 | Full Year | 13.44 | 8.57 |
| | • First Quarter | 11.05 | 8.57 |
| | • Second Quarter | 13.25 | 9.60 |
| | • Third Quarter | 11.97 | 9.53 |
| | • Fourth Quarter | 13.44 | 9.14 |
| | • October | 10.15 | 9.14 |
| | • November | 11.36 | 9.95 |
| | • December | 13.44 | 11.11 |
| 2011 | Full Year (through February 18) | 15.62 | 13.03 |
| | • First Quarter (through February 18) | 15.62 | 13.03 |
| | • January | 15.62 | 13.03 |
| | • February (through February 18) | 15.32 | 14.01 |

* * * * * * * * * *

On December 31, 2010, there were 44 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 33,489,533 Ordinary Shares, constituting approximately 95.42% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of December 31, 2010, there were in excess of 1,350 beneficial holders of the Ordinary Shares.

### *9.B Plan of Distribution*

Not applicable in Annual Report on Form 20-F.

### *9.C Markets*

The Company's Ordinary Shares are quoted on Nasdaq under the symbol ORBK.

### *9.D Selling Shareholders*

Not applicable in Annual Report on Form 20-F.

### *9.E Dilution*

Not applicable in Annual Report on Form 20-F.

### *9.F Expenses of the Issue*

Not applicable in Annual Report on Form 20-F.

## **Item 10.** *Additional Information*

### *10.A Share Capital*

Not applicable in Annual Report on Form 20-F.

### *10.B Memorandum and Articles of Association*

The Memorandum of Association of Orbotech Ltd. (the "**Memorandum**") and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the "**Registrar**"). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders held on November 8, 2001, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders held on June 25, 2006, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly.

Set forth below is a summary of certain provisions of the Memorandum, the Articles and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, in a form which reflects, integrated into the text, all amendments thereto since the Company's incorporation, and the Articles, in a form which reflects, integrated into the text, all amendments thereto since being adopted on November 8, 2001, are exhibits to this Annual Report.

#### *(a) Objects of the Company*

Pursuant to Section 2.A. of the Memorandum the principal objects for which the Company was established include to engage in any form in the design, development, production, marketing and servicing of products and systems in the field of electro-optics and other kinds of electronic equipment, including electro-mechanical equipment, medical equipment and industrial instrumentation and control equipment.

### (b) Directors

The Board of Directors consists of three classes of directors (not including the external directors who do not form part of any class), with one class being elected each year by shareholders at the Company's annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders' meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law the Company is required to appoint at least two natural persons as 'external directors'; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under Israeli regulations. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees; Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be of unsound mind; resigns such office by notice in writing given to the Company; or is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting; or, if the director is a company, is wound-up.

In general, the management of the business of the Company is vested in the Board of Directors which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board of Directors as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

### (c) Conflict of interest

#### *(i) Approval of related party transactions*

The Companies Law requires that transactions between a company and its office holders or that benefit its office holders be approved as provided for in the Companies Law and the company's articles of association. The term office holder as defined in the Companies Law includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required.

#### *(ii) Disclosure by office holders*

The Companies Law requires that an office holder of a company promptly disclose to the company any personal interest that the office holder may have in an existing or proposed transaction by the company. The office holder must also disclose related material information and documents that the office holder has about the existing or proposed transaction. The office holder must further disclose the interests of any entity in which he or she is a 5% or greater shareholder, director or general manager, or in which the office holder has the power to appoint one or more directors or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest of his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people. This disclosure must be made no later than the first meeting of the board of directors at which the transaction is discussed. The disclosure is made to the board of directors and to the audit committee if it must approve the transaction. In those circumstances in which shareholder approval is also required, shareholders have the right to review any documents in the company's possession related to the proposed transaction. However, the company may prohibit a shareholder from reviewing the documents if the company believes the request was made in bad faith, the documents include trade secrets or patents or their disclosure could otherwise harm the company's interests.

*(iii) Approval procedure*

After the office holder complies with these disclosure requirements, the company may approve the transaction under the provisions of applicable law and its articles of association. If the transaction is with an office holder or with a third party in which the office holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors. An extraordinary transaction is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company's profitability, assets or liabilities.

In some circumstances, shareholder approval is required. A director with a personal interest in any matter may not generally be present at any audit committee or board of directors meeting where the matter is being considered, and may not vote on the matter.

*(iv) Transactions with controlling shareholders*

The Companies Law extends the disclosure requirements applicable to an office holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Some transactions between a public company and a controlling shareholder or a controlling shareholder's relative, or transactions in which a controlling shareholder has a personal interest but which are between a public company and another entity, require the approval of the audit committee, the board of directors and the shareholders. If required, shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage.

According to Article 73(a) of the Articles, subject to the provisions of the Companies Law, no office holder of the Company (which includes a director) shall be disqualified by such office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company, or from contracting with the Company either as vendor, purchaser or otherwise, either on his or her own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any office holder shall be in any way interested, be void or voidable nor shall any office holder be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such office holder's holding that office or of the fiduciary relations thereby established. An office holder who knows that he or she has, directly or indirectly, a personal interest in any existing or contemplated contract or arrangement of the Company of the type described in Article 73(a) shall disclose to the Company the nature of this interest, as well as any material fact or document, without delay and no later than the meeting of the Board of Directors at which such contract or arrangement is first considered. Should the office holder acquire, or become aware of, such personal interest subsequently, that interest shall be disclosed without delay, and no later than the first meeting of the Board of Directors after the time at which it was acquired.

According to Article 73(b) of the Articles, unless and to the extent provided otherwise in the Companies Law, every director shall be entitled, after such disclosure, to vote as a director in respect of any contract or arrangement in which he or she is so interested as aforesaid. Unless and to the extent provided otherwise in the Companies Law, a general notice that a director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under Article 73(a) as regards such director and the said transactions, and after such general notice (unless and to the extent provided otherwise in the Companies Law), it shall not be necessary for such director to give a special notice relating to any particular transaction with that firm or company. Pursuant to Article 73(c) of the Articles, the duty of a director to disclose his or her interest as aforesaid shall not apply to transactions in which the interest of such director arises solely due to the interest of a relative in a transaction which is not an extraordinary transaction (as defined in the Articles).

***(d) Dividends***

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company's board of directors. The Articles provide that the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board of Directors has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

***(e) Ordinary Shares***

The registered capital of Orbotech Ltd. is NIS 11,200,000 divided into 80,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of the Company, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that nominal value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. The Company can similarly subdivide issued and outstanding Ordinary Shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

Ordinary Share certificates registered in the names of two or more persons are deliverable to the person first named in the share register and such delivery shall be deemed sufficient delivery to all co-owners. If two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. Notices may be given only to the person whose name first appears in the register. If two or more persons jointly hold or are entitled to a share, any one of them may give effectual receipt for any dividend payable or property distributable in respect of such share.

### *(f) Transfer of Shares*

Ordinary Shares which have been fully paid-up are transferable, by submission of a proper instrument of transfer to the Company or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the directors may require to prove the rights of the intending transferor in the transferred shares.

### *(g) Shareholders' Meetings*

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board of Directors. The Board of Directors may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent of the Company's issued share capital and one percent of its voting rights or upon the demand of the holder or holders of five percent of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent of the Company's voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting. The agenda for a shareholder meeting is determined by the Board of Directors and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent of the Company's voting rights, as detailed above.

Pursuant to the Companies Law and regulations promulgated thereunder with respect to the convening of general meetings in a public company, shareholder meetings generally require prior notice of not less than 21 days. The function of the annual general meeting is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and fix their remuneration and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in general meeting.

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board of Directors may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company's articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company's share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

***(h) Changes in Control***

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless the court determines differently, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Also, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds more than 45% of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company's shares or of a class of its shares as of February 1, 2000) that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. Those provisions include: limiting the ability of the Company's shareholders to convene general meetings of the Company (as discussed above); controlling procedures for the conduct of shareholder and Board of Directors meetings, including quorum and voting requirements; and the election and removal of directors.

Moreover, the classification of the Board of Directors into three classes with terms of approximately three years each, which was approved by shareholders of the Company in 2001, and the requirement under Israeli company law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board of Directors to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

### *(i) Duration and Liquidation*

The Articles do not limit the Company's duration.

### *10.C Material Contracts*

On June 26, 2008, the Company executed the PDI Acquisition Agreement, pursuant to which it acquired PDI for an aggregate purchase price of approximately $295.8 million. The PDI Acquisition Agreement was filed by PDI with the SEC on a Form 8-K on June 26, 2008. The description thereof is incorporated by reference herein.

In connection with the PDI Acquisition, Orbotech Ltd. and IDB entered into the Loan Agreements, under which Orbotech utilized $160.0 million of its credit facilities to finance, in part, the PDI Acquisition. Through December 31, 2010, the Company had remaining credit availability under the Loan Agreements of up to $25.0 million. This amount will remain available for short-term borrowings until January 29, 2012. English translations of the Financing Agreement, the Financing Agreement First Amendment, the Amended Financing Agreement (including the amendments made thereto on May 27, 2010 and February 15, 2011) and the floating charge are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein. The English translations are not binding agreements. Any disputes under the Loan Agreements and the floating charge will be determined by reference to the original agreements which are in Hebrew. The Loan Agreements and the floating charge are governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Loan Agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

On October 21, 2010, Orbotech Ltd. issued the Hapoalim Debenture under which an additional floating charge on all of its assets equal in priority to the one granted to IDB was created in favor of Hapoalim to secure the repayment of amounts owed for positions taken by the Company in connection with the Hapoalim Banking Activites. An English translation of the Hapoalim Debenture is filed as an exhibit to this Annual Report and reference is made to such document, which is incorporated by reference herein. The English translation is not a binding agreement. Any dispute under the Hapoalim Debenture will be determined by reference to the original debenture which is in Hebrew. The Hapoalim Debenture is governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Hapoalim Debenture, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

On October 31, 2010, GE, GEMSI, OMS and the Company entered into the APA pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. The APA contains customary indemnification provisions. In addition, the Company undertook for a period of four years following closing not to engage in, or provide certain services, products or materials to a business similar to or competing with, the business of solid state gamma radiation detectors composed of CZT for imaging applications and not to solicit former employees of OMS who transferred to GEMSI. The Company also undertook not to assert, or grant any third party a license to, certain of its intellectual property rights in connection with the research, development, manufacture, sale and use of imaging systems, detectors or modules that utilize CZT (other than imaging products for use in the manufacture of PCBs, FPDs or photovoltaic cells). The APA also provided for the settlement of the Company's outstanding litigation with GE. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation between them and, on February 14, 2011, the Israeli Court approved the settlement agreement entered into by the parties and dismissed the litigation with prejudice. The APA and the settlement agreement entered into in connection therewith are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein.

### *10.D Exchange Controls*

There are currently no exchange controls in effect in Israel that restrict the repatriation by non-residents of Israel in non-Israeli currency of any dividends, if any are declared and paid, and liquidation distributions or the Company's ability to import and export capital.

### *10.E Taxation*

To the extent that the following discussion is based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. The summary below does not address all of the tax consequences that may be relevant to all purchasers of Ordinary Shares in light of each purchaser's particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of Ordinary Shares should consult their own tax advisors as to United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

#### *(a) Israeli Taxation*

*(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders*

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets located in Israel. Pursuant to an amendment of the Tax Ordinance in 2005, effective as of January 1, 2006, the capital gains tax rate applicable to individuals upon the sale of securities acquired after that date is 20%. A 25% tax rate will apply to an individual who meets the definition of a 'Substantial Shareholder' on the date of the sale of the securities or at any time during the 12 months preceding such date. A 'Substantial Shareholder' is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company's liquidation proceeds and the right to appoint a director).

With respect to corporate investors, effective January 1, 2006, capital gain tax of 25% will be imposed on the sale of traded shares. Capital gains accrued from the sale of assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time before and after January 1, 2003 that the asset was held. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the "**Treaty**")) is discussed below.

In addition, if the Ordinary Shares are traded on the Tel Aviv Stock Exchange, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration of the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at the applicable corporate tax rate (25% in 2010) for a corporation and 20% for an individual.

Israeli law generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009.

*(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders*

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 20% (25% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our Ordinary Shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 20% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

*(iii) U.S.—Israel Tax Treaty*

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced 15% dividend withholding tax rate, subject to the conditions specified in the Treaty. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise or a Benefiting Enterprise in the applicable period or, presumably, from a Preferred Enterprise, and does not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a "**Treaty U.S. Resident**") generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty.

*(iv) Estate and Gift Taxes*

Israel presently has no estate or gift tax.

***(b) United States Federal Income Tax***

The following general discussion sets forth the material United States federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares and hold such Ordinary Shares as capital assets ("**U.S. Shareholders**"): (a) individuals who are citizens or residents (as specifically defined for U.S. federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; and (c) estates or trusts the income of which is subject to U.S. federal income taxation regardless of its source. This discussion does not deal with: (i) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. federal income tax laws such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. federal income tax laws set out below is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the "**IRS**") as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

*(i) Dividends Paid on Shares*

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in a U.S. Shareholder's ordinary income when received. Dividends received by an individual taxpayer during taxable years before 2013 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received by an individual taxpayer for taxable years after 2012 will be subject to tax at ordinary income rates. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under the United States federal income tax principles. If the Company does not compute earnings and profits under the United States federal income tax principles, the entire distributions will likely be treated as paid out of the Company's current or accumulated earnings and profits.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder's basis, and any excess will be treated as capital gain. Such distributions would not give rise to income from sources outside the United States.

*(ii) Credit for Israeli Taxes Withheld*

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code, including separate limitations with respect to specific classes of income. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described in (i) above.

*(iii) Disposition of Ordinary Shares*

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. See 'U.S.-Israel Tax Treaty'. In the years 2011 and 2012, long-term capital gains will be taxed at a rate of 15%. After 2012, the long-term capital gains tax rate will be 20%. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

*(iv) Passive Foreign Investment Company*

A 'passive foreign investment company' ("**PFIC**") is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2010, and the Company expects that it will not become a PFIC for taxable years after 2010. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company's income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain 'excess distributions' (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

*(v) Backup Withholding and Information Reporting*

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and 'backup withholding' at a rate currently equal to 28% on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("**TIN**") within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

Under recently enacted legislation, individuals that own 'specified foreign financial assets', including stock of a non-U.S. corporation, with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010, may be required to file an information report with respect to such assets with their tax returns. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the application of this legislation to their ownership of Ordinary Shares.

### *10.F Dividends and Paying Agents*

Not applicable in Annual Report on Form 20-F.

### *10.G Statements by Experts*

Not applicable in Annual Report on Form 20-F.

### *10.H Documents on Display*

The material documents referred to herein to which the Company is a party, to the extent that their disclosure is not otherwise limited or restricted, may, by prior arrangement, be inspected at the offices of the Company in Yavne, Israel. In addition, the Company believes that all publicly filed documents referred to herein should be available for inspection, upon payment of any prescribed fees and otherwise upon such terms and conditions as may be specified, at the respective public archives or institutions with which they are filed.

### *10.I Subsidiary Information*

Not applicable in Annual Report on Form 20-F.

### Item 11. *Quantitative and Qualitative Disclosures About Market Risk*

#### *(a) General*

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros).

The Company's derivative transactions in 2010 were executed through Israeli banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

#### *(b) Exchange Rate Risk Management*

Since the Company's functional currency and that of its subsidiaries (except for PKC is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar ("**Balance Sheet Exposure**"). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

The Company endeavors to limit its Balance Sheet Exposure through 'natural' hedging, i.e., by attempting to match its non-dollar denominated assets and liabilities in any given currency. The currency exposure that is not able to be hedged through the matching of assets and liabilities is managed through the use of derivative instruments. To the extent possible, the Company engages in its exchange rate hedging on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2010 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2011 that would have a material effect on its business, financial condition or results of operations.

| | Euro | Japanese Yen | Chinese RMB | Other Far Eastern Currencies** | NIS | Total |
|---|---|---|---|---|---|---|
| Israel* | 1.1 | 0.8 | | | (3.8) | (1.9) |
| Europe* | 7.2 | | | | | 7.2 |
| Japan* | | 22.5 | | | | 22.5 |
| China* | | | 15.8 | | | 15.8 |
| Far East* | | | | 26.4 | | 26.4 |
| Total | 8.3 | 23.3 | 15.8 | 26.4 | (3.8) | 70.0 |

* Maturing in 2011.

** Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1) Total exposure is the sum of the absolute value figures.

(2) The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2010 as recorded in the Company's financial records and are presented in Dollar equivalent terms (in millions).

| | Euro | Chinese RMB | Korean Won | Taiwanese Dollar | Japanese Yen | NIS | Total |
|---|---|---|---|---|---|---|---|
| Israel | | | | | | (14.8) | (14.8) |
| Europe | 1.3 | | | | | | 1.3 |
| Japan | | | | | 41.8 | | 41.8 |
| China | | 6.2 | | | | | 6.2 |
| Far East | | | 9.8 | 8.5 | | | 18.3 |
| Total | 1.3 | 6.2 | 9.8 | 8.5 | 41.8 | (14.8) | 52.8 |

### (c) *Fair Value of Derivatives*

The fair value of derivatives as of December 31, 2010, constituted an asset and a liability of approximately $0.7 million and $0.8 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

### (d) *Interest Rate Risk Management*

Substantially all of the Company's cash and cash equivalents bear interest. The annual interest rates as of December 31, 2010 ranged between 0.01%—1.41%. Due to the relatively short-term maturities of the Company's cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company's near-term financial condition or results of operations.

The interest rate with respect to $48.0 million of the long-term borrowings under the Loan Agreements is fixed at 4.88%. The interest rate on the remaining $80.0 million of the long-term borrowings and on the additional $25.0 million short-term credit facility described above is a variable interest rate and is based on IDB's cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. In 2010, the Company's debt service payment obligations were $5.9 million, reflecting interest under the Loan Agreements for that year at a rate of 4.1%, compared with debt service payment obligations of $4.3 million for the year ended December 31, 2009. The actual interest rate on the outstanding variable rate debt at December 31, 2010 was 3.3%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the long-term borrowings under the credit facility by approximately $300,000.

The Company does not enter into interest rate hedging agreements with respect to its debt.

## Item 12. *Description of Securities Other than Equity Securities*

### *12.A Debt Securities*

Not applicable in Annual Report on Form 20-F.

### *12.B Warrants and Rights*

Not applicable in Annual Report on Form 20-F.

### *12.C Other Securities*

Not applicable in Annual Report on Form 20-F.

### *12.D American Depositary Shares*

None

## PART II

**Item 13.** ***Defaults, Dividend Arrearages and Delinquencies***

None

**Item 14.** ***Material Modifications to the Rights of Security Holders and Use of Proceeds***

None

**Item 15.** ***Controls and Procedures***

***(a) Disclosure Controls and Procedures***

As of the end of the period covered by this Annual Report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

***(b) Management's Annual Report on Internal Control over Financial Reporting***

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company's management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Kesselman & Kesselman, the registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on both the Financial Statements and the Company's internal control over financial reporting.

***(c) Attestation Report of the Registered Public Accounting Firm***

See report of Kesselman & Kesselman included under Item 18 on page F-2.

*(d) Changes in Internal Control over Financial Reporting*

There were not any changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 16A.** *Audit Committee Financial Expert*

Dan Falk, the Chairman of the Registrant's Audit Committee, has been designated by the Board of Directors as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is 'independent', as that term is defined in the Nasdaq listing standards. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

**Item 16B.** *Code of Ethics*

The Company has adopted a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the "**Code of Ethics**"). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company's legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

During 2010, the Company adopted certain amendments to the Code, designed primarily to implement additional ethical guidelines related to the Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, and certain conforming changes. The Code of Ethics, in its current form, may be accessed through the 'Governance' hyperlink contained on the 'Investors' section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company's corporate headquarters in Israel.

**Item 16C.** *Principal Accountant Fees and Services*

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company's external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company's management, either at the time of approval of the Company's annual financial statements for the preceding fiscal year or at the time of the Audit Committee's final review of management's annual report on internal control over financial reporting, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited ("**PwC**"), as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2010 and 2009 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2010 and 2009:

| | Year Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| Audit fees (1) | $ 873,000 | $ 831,000 |
| Audit related fees (2) | 74,000 | 300,000 |
| Tax fees (3) | 391,000 | 216,000 |
| Total | $1,338,000 | $1,347,000 |

(1) Includes professional services rendered with respect to the audits of the Company's annual consolidated financial statements, the audits of management's assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2) Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3) Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

### Item 16D. *Exemptions from the Listing Standards for Audit Committees*

None

### Item 16E. *Purchases of Equity Securities by the Issuer and Affiliated Purchasers*

Neither the Company nor any affiliated purchaser purchased any of the Company's equity securities during 2010.

### Item 16F. *Change in Registrant's Certifying Accountant*

None

### Item 16G. *Corporate Governance*

As a foreign private issuer whose shares are listed on Nasdaq, Orbotech Ltd. is permitted to follow certain home country corporate governance practices instead of those followed by U.S. companies under the listing standards of Nasdaq.

As described in Item 10—Additional Information—Memorandum and Articles of Association—Shareholders' Meetings, if a quorum is not present within half an hour from the time stated for an adjourned general meeting of shareholders of the Company, any shareholders present in person or by proxy at such meeting shall constitute a quorum, consistent with Israeli law. As such, the quorum requirements for an adjourned meeting are different from the Nasdaq requirement that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock.

Under Israeli company law, Orbotech Ltd. may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq rules. At this time, the Company does not have any intention to enter into any such transaction; however, it may in the future do so and opt to comply with Israeli company law, which may not require shareholder approval. Any such determination to follow Israeli company law requirements rather than the standards applicable to U.S. companies listed on Nasdaq will be made by the Company at the time in light of then-current circumstances.

## PART III

### Item 17. *Financial Statements*

*17. Financial Statements*

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

### Item 18. *Financial Statements*

*18. Financial Statements*



All schedules for which provision is made in the applicable accounting regulations of the SEC are either included in the notes to the Financial Statements or, if not required under the related instructions or inapplicable, have been omitted.

### Item 19. *Exhibits*

(1.1) Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.1 from the Company's Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(1.2) Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company's Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(2.1) Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1) Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2) 2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company's Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3) 2005 Directors Plan (incorporated by reference to Exhibit B from the Company's Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.4) Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics' Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.4) Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics' Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.5) Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003).

(4.6) Agreement and Plan of Merger and Reorganization dated as of June 26, 2008, among Orbotech Ltd., PDI Acquisition, Inc. and Photon Dynamics, Inc. (incorporated by reference to Photon Dynamics' Current Report on Form 8-K (File No. 000-27234) filed on June 26, 2008).

(4.7) Financing Agreement entered into and signed in Tel Aviv on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 from the Company's Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.8) Financing Agreement—First Amendment entered into and signed in Tel Aviv on February 22, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.10 from the Company's Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.9) Debenture in favor of Israel Discount Bank Ltd. issued and signed on February 22, 2009 (incorporated by reference to Exhibit 4.11 from the Company's Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.10) Pledge Agreement dated as of March 25, 2009, between Orbotech, Inc. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company's Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009).

(4.11) Amended Financing Agreement entered into and signed in Tel Aviv on December 21, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to the Company's Current Report on Form 6-K (File No. 000-12790) filed on December 28, 2009). (1)

(4.12) Amendment to the Financing Agreement entered into and signed on May 27, 2010, between Orbotech Ltd. and Israel Discount Bank Ltd. (1)

(4.13) Amendment to the Financing Agreement entered into and signed on February 15, 2011, between Orbotech Ltd. and Israel Discount Bank Ltd. (1)

(4.14) Debenture (for the Creation of a Floating Charge) in favor of Bank Hapoalim Ltd. made and entered into on October 21, 2010. (1)

(4.15) Asset Purchase Agreement entered into and signed on October 31, 2010, among GE Medical Systems Israel Ltd., Orbotech Medical Solutions Ltd., General Electric Company and Orbotech Ltd. (2)

(4.16) Settlement Agreement and Mutual General Release entered into and signed on February 10, 2011, among General Electric Company, GE Medical Systems Israel Ltd., Orbotech Ltd. and Orbotech Medical Solutions Ltd.

(8.1) List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

| Name | Jurisdiction of Organization |
|---|---|
| • Orbotech, Inc. | U.S.A. |
|     • Photon Dynamics, Inc. | U.S.A. |
|         • Orbotech LT Solar LLC (indirectly owned approximately 66% by Orbotech Ltd.) | U.S.A. |
| • Orbotech S.A. | Belgium |
|     • Laser Imaging Systems GmbH & Co. KG | Germany |
|     • New System s.r.l. | Italy |
| • Orbotech Pacific Ltd. | Hong Kong |
| • Orbotech Singapore Corporation Pte. Ltd. | Singapore |
| • Orbotech B.V. | The Netherlands |
|     • Orbotech Asia Ltd. | Hong Kong |
| • Orbotech Japan Ltd. | Japan |
| • Orbograph Ltd. (owned approximately 90% by Orbotech Ltd.) | Israel |
| • Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.) | Israel |
|     • Frontline P.C.B. Solutions Limited Partnership | Israel |

(12.1) Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2) Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1) Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1) Consent of Independent Registered Public Accounting Firm.

---

(1) English translation from the official, original version in Hebrew.

(2) Filed with confidential treatment requested as to certain portions, which portions were omitted and filed separately with the SEC.

## SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By: /s/ RAANAN COHEN

Raanan Cohen
President and Chief Executive Officer

Dated: February 24, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

**ORBOTECH LTD.**

**(An Israeli Corporation)**

**2010 CONSOLIDATED FINANCIAL STATEMENTS**



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**ORBOTECH LTD.**

**2010 CONSOLIDATED FINANCIAL STATEMENTS**

## TABLE OF CONTENTS



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
**ORBOTECH LTD.**

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the "**Company**") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003*
*Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il*

The Company accounts for its 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership, using the proportionate method of consolidation as required under generally accepted accounting principles in Israel. Generally accepted accounting principles in the United States of America require that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission has advised the Company that it would not object to the Company's use of the proportionate method of consolidation as supplemented by the disclosure in note 2a to the consolidated financial statements.

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As discussed in note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests, and the manner in which it accounts for impairment of marketable securities, both as of January 1, 2009.

Tel Aviv, Israel
February 24, 2011

Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

## ORBOTECH LTD.

## CONSOLIDATED BALANCE SHEETS

| | December 31 2010 | December 31 2009 |
|---|---|---|
| | U.S. dollars in thousands | |
| **Assets** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $179,503 | $164,019 |
| Short-term bank deposits | 2,780 | |
| Accounts receivable: | | |
| Trade | 153,518 | 147,894 |
| Other | 29,919 | 27,445 |
| Deferred income taxes | 5,913 | 4,384 |
| Inventories | 112,812 | 94,331 |
| Assets of discontinued operations | 12,351 | 14,325 |
| Total current assets | 496,796 | 452,398 |
| **INVESTMENTS AND OTHER NON-CURRENT ASSETS:** | | |
| Marketable securities | 2,549 | 9,969 |
| Funds in respect of employee rights upon retirement | 13,017 | 11,266 |
| Deferred income taxes | 12,679 | 10,164 |
| Other long-term investment | 29 | 29 |
| Assets of discontinued operations | — | 2,123 |
| | 28,274 | 33,551 |
| **PROPERTY, PLANT AND EQUIPMENT,** net | 24,842 | 27,208 |
| **GOODWILL** | 12,034 | 12,034 |
| **OTHER INTANGIBLE ASSETS,** net | 66,395 | 80,571 |
| Total assets | $628,341 | $605,762 |

/s/ YOCHAI RICHTER
**Yochai Richter** ) **Active Chairman of the Board of Directors**

/s/ RAANAN COHEN
**Raanan Cohen** ) **President and Chief Executive Officer**

## ORBOTECH LTD.

## CONSOLIDATED BALANCE SHEETS—(Continued)

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | U.S. dollars in thousands | |
| **Liabilities and equity** | | |
| **CURRENT LIABILITIES:** | | |
| Current maturities of long-term bank loan | $ 32,000 | $ 32,000 |
| Accounts payable and accruals: | | |
| Trade | 26,535 | 25,164 |
| Other | 55,290 | 49,154 |
| Deferred income | 24,421 | 17,336 |
| Liabilities of discontinued operations | 2,172 | 4,556 |
| Total current liabilities | 140,418 | 128,210 |
| **LONG-TERM LIABILITIES:** | | |
| Long-term bank loan | 96,000 | 128,000 |
| Liability for employee rights upon retirement | 27,501 | 24,950 |
| Deferred income taxes | 2,188 | 2,010 |
| Other tax liabilities | 12,679 | 10,079 |
| Total long-term liabilities | 138,368 | 165,039 |
| **COMMITMENTS AND CONTINGENT LIABILITIES** (see note 8) | | |
| Total liabilities | 278,786 | 293,249 |
| **EQUITY:** | | |
| **Orbotech Ltd. shareholders' equity** | | |
| Ordinary shares of NIS 0.14 par value per share ("**Ordinary Shares**") | | |
| Authorized at December 31, 2010 and 2009: | | |
| 80,000,000 Ordinary Shares | | |
| Issued at December 31, 2010 and 2009: | | |
| 37,083,584 and 36,745,503 Ordinary Shares, respectively | | |
| Outstanding at December 31, 2010 and 2009: | | |
| 35,095,291 and 34,759,460 Ordinary Shares, respectively | 1,758 | 1,746 |
| Additional paid-in capital | 174,940 | 169,748 |
| Retained earnings | 226,809 | 192,664 |
| Accumulated other comprehensive income | 1,454 | 3,817 |
| Less—treasury shares, at cost (December 31, 2010—1,988,293 Ordinary Shares; December 31, 2009—1,986,043 Ordinary Shares) | (57,192) | (57,192) |
| Total Orbotech Ltd. shareholders' equity | 347,769 | 310,783 |
| **Non-controlling interest** | 1,786 | 1,730 |
| Total equity | 349,555 | 312,513 |
| Total liabilities and equity | $628,341 | $605,762 |

**The accompanying notes are an integral part of the financial statements.**

## ORBOTECH LTD.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | U.S. dollars in thousands (except per share data) | | |
| **REVENUES:** | | | |
| Sale of products | $409,532 | $251,831 | $ 303,465 |
| Services rendered | 119,823 | 107,499 | 104,485 |
| | 529,355 | 359,330 | 407,950 |
| **COST OF REVENUES:** | | | |
| Cost of products sold | 224,640 | 146,453 | 164,463 |
| Cost of services rendered | 88,261 | 73,749 | 77,483 |
| Write-down of inventories | | | 3,348 |
| | 312,901 | 220,202 | 245,294 |
| **GROSS PROFIT** | 216,454 | 139,128 | 162,656 |
| **RESEARCH AND DEVELOPMENT COSTS:** | | | |
| Expenses incurred | 81,191 | 66,318 | 75,353 |
| Less—government participations | 2,864 | 2,212 | 3,281 |
| **NET RESEARCH AND DEVELOPMENT COSTS** | 78,327 | 64,106 | 72,072 |
| **SELLING, GENERAL AND ADMINISTRATIVE EXPENSES** | 66,264 | 63,598 | 71,723 |
| **AMORTIZATION OF INTANGIBLE ASSETS** | 14,176 | 19,848 | 5,743 |
| **IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES** | | | 6,537 |
| **RESTRUCTURING CHARGES** | | | 8,621 |
| **IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL** | | (3,300) | 93,368 |
| **OPERATING INCOME (LOSS)** | 57,687 | (5,124) | (95,408) |
| **FINANCIAL EXPENSES—net** | 7,284 | 11,090 | 1,474 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME** | 50,403 | (16,214) | (96,882) |
| **INCOME TAX EXPENSE (BENEFIT)** | 7,397 | (372) | 800 |
| **NET INCOME (LOSS) FROM CONTINUING OPERATIONS** | 43,006 | (15,842) | (97,682) |
| **LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX** | 8,717 | 3,914 | 37,391 |
| **NET INCOME (LOSS)** | 34,289 | (19,756) | (135,073) |
| **NET INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST** | 144 | 168 | 232 |
| **NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.** | $ 34,145 | $ (19,924) | $(135,305) |
| **AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:** | | | |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | 42,862 | (16,010) | (97,914) |
| **LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX** | (8,717) | (3,914) | (37,391) |
| **NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.** | $ 34,145 | $ (19,924) | $(135,305) |
| **EARNING (LOSS) PER SHARE:** | | | |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS:** | | | |
| Basic | $ 1.23 | $ (0.46) | $ (2.92) |
| Diluted | $ 1.20 | $ (0.46) | $ (2.92) |
| **NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD:** | | | |
| Basic | $ 0.98 | $ (0.58) | $ (4.04) |
| Diluted | $ 0.95 | $ (0.58) | $ (4.04) |
| **WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNING (LOSS) PER SHARE—IN THOUSANDS:** | | | |
| Basic | 34,911 | 34,501 | 33,512 |
| Diluted | 35,778 | 34,501 | 33,512 |

**The accompanying notes are an integral part of the financial statements.**

## ORBOTECH LTD.

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Share capital—Number of shares issued:** | | | |
| Balance at beginning of year | 36,746 | 36,091 | 35,165 |
| Employee equity awards | 338 | 655 | 926 |
| Balance at end of year | 37,084 | 36,746 | 36,091 |
| **Share capital—amount:** | | | |
| Balance at beginning of year | $ 1,746 | $ 1,727 | $ 1,699 |
| Employee equity awards | 12 | 19 | 28 |
| Balance at end of year | $ 1,758 | $ 1,746 | $ 1,727 |
| **Additional paid-in capital:** | | | |
| Balance at beginning of year | $169,748 | $161,914 | $ 144,991 |
| Employee equity awards | 890 | 1,389 | 2,066 |
| Compensation relating to equity awards granted to employees and others—net | 4,623 | 6,445 | 5,275 |
| Acquisition of non-controlling interest | (321) | | |
| Issuance of equity awards upon acquisition of Photon Dynamics, Inc. | | | 9,582 |
| Balance at end of year | $174,940 | $169,748 | $ 161,914 |
| **Retained Earnings and Accumulated Other Comprehensive Income (loss):** | | | |
| Balance at beginning of year: | | | |
| Retained earnings | $192,664 | $211,142 | $ 346,447 |
| Accumulated Other Comprehensive Income (Loss) | 3,817 | (6,123) | 3,677 |
| | $196,481 | $205,019 | $ 350,124 |
| Net income (loss) attributable to Orbotech | $ 34,145 | $ (19,924) | $(135,305) |
| Cumulative adjustment for securities available for sale (see note 1g) | | 1,446 | |
| | $ 34,145 | $ (18,478) | $(135,305) |
| Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes | $ (2,076) | $ 8,456 | $ (6,740) |
| Currency translation adjustments | (861) | (238) | (622) |
| Net change in respect of securities available for sale | 574 | 3,168 | (2,438) |
| Cumulative adjustment for securities available for sale (see note 1g) | | (1,446) | |
| | $ (2,363) | $ 9,940 | $ (9,800) |
| Net income attributable to the non-conrolling interest | 144 | 168 | 232 |
| Total comprehensive income (loss) | $ 31,926 | $ (8,370) | $(144,873) |
| Balance at end of year: | | | |
| Retained earnings | $226,809 | $192,664 | $ 211,142 |
| Accumulated Other Comprehensive Income (Loss) | 1,454 | 3,817 | (6,123) |
| | $228,263 | $196,481 | $ 205,019 |
| **Treasury Shares:** | | | |
| Balance at beginning of year | $ (57,192) | $ (57,192) | $ (57,192) |
| Employee equity awards | * | * | * |
| Balance at end of year | $ (57,192) | $ (57,192) | $ (57,192) |
| **Non-controlling interest:** | | | |
| Balance at beginning of year | $ 1,730 | $ 1,562 | $ 1,330 |
| Net income | 144 | 168 | 232 |
| Compensation relating to equity awards granted to employees and others—net | 102 | | |
| Acquisition of non-controlling interest | (190) | | |
| Balance at end of year | $ 1,786 | $ 1,730 | $ 1,562 |
| **Total Equity** | $349,555 | $312,513 | $ 313,030 |

* Representing an amount less than $500.

**The accompanying notes are an integral part of the financial statements.**

## ORBOTECH LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | U.S. dollars in thousands | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income (loss) | $ 34,289 | $(19,756) | $(135,073) |
| Adjustments to reconcile net income (loss) to net cash provided (used in) operating activities: | | | |
| Loss from discontinued operations | 8,717 | 3,914 | 37,391 |
| Depreciation and amortization | 23,665 | 29,977 | 14,706 |
| In-process research and development charges | | | 6,537 |
| Compensation relating to equity awards granted to employees and others—net | 4,725 | 6,445 | 5,275 |
| Increase (decrease) in liability for employee rights upon retirement | 2,589 | (2,633) | (5,043) |
| Deferred income taxes | (3,866) | (531) | (2,647) |
| Provision for restructuring expenses and non-cash expenses in respect of restructuring | | (3,169) | 2,667 |
| Loss from sale and write down of marketable securities | 1,252 | 2,866 | 1,749 |
| Impairment (adjustment of impairment) of goodwill | | (3,300) | 93,368 |
| Other, including capital loss (gain) | (1,147) | 38 | (440) |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in accounts receivable: | | | |
| Trade | (5,755) | 30,882 | 19,754 |
| Other | (4,673) | 7,850 | (7,155) |
| Increase (decrease) in accounts payable and accruals: | | | |
| Trade | 1,434 | (9,852) | (8,292) |
| Deferred income and other | 15,870 | (11,965) | (8,023) |
| Decrease (increase) in inventories | (19,018) | 23,377 | (21,930) |
| Net cash provided by (used in) operating activities—continuing operations | 58,082 | 54,143 | (7,156) |
| Net cash used in operating activities—discontinued operations | (8,972) | (1,134) | (3,697) |
| Net cash provided by (used in) operating activities | $ 49,110 | $ 53,009 | $ (10,853) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchase of property, plant and equipment | (6,752) | (3,670) | (10,465) |
| Acquisition of subsidiary, net of cash acquired (*) | | | (222,164) |
| Earn out income | | 3,300 | |
| Withdrawal (placement) of bank deposits | (2,780) | | 6,000 |
| Sale and redemption of marketable securities available for sale | 6,742 | 9,894 | 17,149 |
| Other investments | | | 751 |
| Sales and redemption of marketable securities held-to-maturity | | | 39,210 |
| Proceeds from disposal of property, plant and equipment | 20 | | 1,011 |
| Decrease (increase) in funds in respect of employee rights upon retirement | (617) | 1,236 | 2,324 |
| Net cash provided by (used in) investing activities—continuing operations | (3,387) | 10,760 | (166,184) |
| Net cash used in investing activities—discontinued operations | (268) | (229) | (716) |
| Net cash provided by (used in) investing activities | $ (3,655) | $ 10,531 | $(166,900) |

# ORBOTECH LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | U.S. dollars in thousands | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from bank loan received | | | 160,000 |
| Repayment of long-term bank loan | (32,000) | | |
| Repayment of long-term liability | | (2,667) | |
| Employee stock options exercised | 902 | 1,408 | 2,071 |
| Acquisition of non-controlling interest | (511) | | |
| Net cash provided by (used in) financing activities—continuing operations | $ (31,609) | $ (1,259) | $ 162,071 |
| Net cash used in financing activities—discontinued operations | — | — | — |
| Net cash provided by (used in) financing activities | $ (31,609) | $ (1,259) | $ 162,071 |
| **CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS** | $ (220) | $ (175) | $ (104) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 13,626 | 62,106 | (15,786) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 167,233 | 105,127 | 120,913 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | 180,859 | 167,233 | 105,127 |
| **LESS—CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF YEAR** | 1,356 | 3,214 | 3,326 |
| **CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR** | $179,503 | $164,019 | $ 101,801 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | | |
| Interest paid | $ 6,354 | $ 4,416 | $ 3,656 |
| Income taxes paid | $ 4,791 | $ 2,371 | $ 3,313 |
| Income taxes refunded | $ 2,417 | $ 3,182 | $ 2,527 |
| (*) **Acquisition of subsidiary consolidated for the first time:** | | | |
| Working capital (excluding cash and cash equivalents) | | | $ (29,716) |
| Property, plant and equipment | | | (10,592) |
| Long-term liabilities | | | 2,667 |
| Goodwill | | | (76,072) |
| In-process research and development | | | (6,537) |
| Other intangible assets | | | (101,914) |
| | | | $(222,164) |

**The accompanying notes are an integral part of the financial statements.**

**ORBOTECH LTD.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

### a. General:

*(i) Nature of operations*

Orbotech Ltd. (the **"Company"** or **"Orbotech"**) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the electronics industry. The Company's products include automated optical inspection (**"AOI"**), imaging and production systems for printed circuit boards (**"PCB"s**) and AOI, test and repair systems for flat panel displays (**"FPD"s**). The Company also markets computer-aided manufacturing (**"CAM"**) and engineering solutions for PCB production.

In addition, through Orbograph Ltd. (**"Orbograph"**), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through Orbotech LT Solar, LLC (**"OLTS"**), is engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

In addition, the Company, through its subsidiaries, Orbotech Medical Solutions Ltd. (**"OMS"**) and Orbotech Medical Denmark A/S (**"OMD"**) was engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging medical nuclear imaging. On February 10, 2011, the Company completed its sale of OMS to a subsidiary of General Electric. As of December 31, 2010, the Company committed to a plan to sell OMD by the end of 2011. As a result, all financial results of OMS and OMD, are presented as discontinued operations, see note 2b.

For information as to the Company's reportable segments, principal geographical markets and major customers, see note 14.

*(ii) Accounting principles*

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("**GAAP**") in the United States of America, except for the use of the proportionate method of consolidation for its joint venture, as discussed in b. below.

*(iii) Functional currency*

The currency of the primary economic environment in which the operations of the Company and its subsidiaries (other than OMD and one of the Company's subsidiaries in Korea ("**PKC**")) and joint venture are conducted is the United States dollar (the "**Dollar**").

Virtually all product revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and its subsidiaries (other than OMD and PKC) and joint venture is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses—net, as appropriate.

The functional currency of OMD is the Euro, since virtually all of its revenues are received, and its expenses are incurred, in Euros. The functional currency of PKC is the Korean Won, since virtually all of its revenues are received, and most of its expenses are incurred, in Korean Won. The financial statements of OMD and PKC are included in consolidation, based on translation into Dollars as follows: assets and liabilities are translated at year-end exchange rates; operating results items are translated using weighted average exchange rates during the reporting period, which approximates the translation of each transaction, at the exchange rates on the dates the transactions are recorded. Differences resulting from currency translation are presented in equity under accumulated other comprehensive income (loss).

Although OMD has been accounted for as a discontinued operation, the currency impact of its business is not removed from other comprehensive income (loss).

*(iv) Use of estimates in the preparation of financial statements*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, goodwill, intangible assets, property, plant and equipment, deferred tax assets, provision for uncertain tax position, provision for doubtful accounts, marketable securities and employee compensation in connection with equity awards.

**b. Principles of consolidation**

These financial statements include the accounts of the Company and its subsidiaries.

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership ("**Frontline**"), using the proportionate method of consolidation as is required under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting, which is distinct from the proportionate method of consolidation. The United States Securities and Exchange Commission (the "**SEC**") has advised the Company that it will not object to the Company's use of the proportionate method of consolidation, provided that the joint venture is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, and provided further that summarized financial data relating to the joint venture are provided. This data is presented in note 2a.

These subsidiaries and joint venture are collectively referred to in these financial statements as 'subsidiaries'.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

In 2008, as part of the acquisition described in note 2c, Orbotech acquired an interest in certain research and development activity in Crystalline Silicon Photovoltaic (c-Si PV) manufacturing processes for the solar energy industry. Following examination of this activity, the Company decided to continue to pursue its interest in this project. In July 2009, a limited liability company, OLTS was established for this purpose. OLTS is held by the Company and the two developers of the technology.

Orbotech's holding in OLTS is currently approximately 66% and is expected to increase to approximately 71.6%, on a fully-diluted basis during 2011 as and when it provides the additional funding to which it has currently committed and up to a maximum of approximately 78.3%, upon the non-controlling parties exercising yearly put options granted to them by the Company with respect to a portion of their shares. OLTS is considered to be a variable interest entity for which the Company is the primary beneficiary, and is therefore included in the Company's consolidated financial statements.

A portion of OLTS's equity interest is held by the two developers of certain of OLTS's technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of this put option will be based initially on the Company's valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2010, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company's election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS's equity interest.

**c. Cash and cash equivalents**

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

**d. Short term bank deposits**

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of 0.3%.

**e. Concentration of credit risks and allowance for doubtful accounts**

As of December 31, 2010 and 2009, most of the Company's cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material. For information as to the Company's marketable securities, see note 13b.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to 'financial expenses—net', as incurred. During the years ended December 31, 2010, 2009 and 2008, respectively, the Company sold a face amount of $52 million, $65 million and $56 million of these letters of credit and promissory notes.

### f. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; and labor and overhead—on the basis of manufacturing costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

### g. Marketable securities

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of other comprehensive income in equity until realized. When securities are not exchangeable in an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to statement of operations as an impairment charge and are included in the consolidated statement of operations under financial expenses. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses.

Effective January 1, 2009, the Company adopted an amendment to ASC 320, relating to a decline in the value of debt securities. Under the amended impairment model, an other-than-temporary impairment loss is deemed to exist and is recognized in earnings if the Company intends to sell or if it is more likely than not to be required to sell, a debt security, before recovery of its amortized cost basis. This adoption resulted in an increase of approximately $1.4 million in the Company's retained earnings and a corresponding decrease in accumulated other comprehensive income.

### h. Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the 'exit price') in an arms' length transaction between willing market participants at the measurement date. In determining fair value, the Company employs various valuation approaches, including market, income and/or cost approaches. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's estimation of the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs.

On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities. Its adoption did not have a significant effect on these financial statements.

### i. Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

| | % |
|---|---|
| Machinery and equipment | 10-20 (mainly 20) |
| Building | 3 |
| Office furniture and equipment | 6-15 |
| Computer equipment | 20-33 |
| Vehicles | 15; 20 |

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

### j. Goodwill

Goodwill is not amortized, but rather tested for impairment annually or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company's various reporting units (namely, PCB and FPD). The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. As to the results of these goodwill impairment tests, see note 5a(ii).

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The 'income method' uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The 'market-based' method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis.

In September 2010 and 2009 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

**k. Other intangible assets**

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and are being amortized over periods of up to twelve years.

**l. Impairment of long-lived assets**

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

**m. Recognition of revenue**

The Company recognizes revenue from the sale of non-software products to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable and collectability is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers. Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company's revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

Service revenue in respect of the Company's products is recognized ratably over the contractual period or in a fee for services arrangement, as services are performed.

The Company recognizes revenue from the sale of software to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable, and collectability is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is not considered probable, revenue is recognized when the fee or sale price is collected. Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

The Company recognizes revenues net of Value Added Tax.

**n. Research and development**

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Pre-payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding.

In connection with business combinations consummated through December 31, 2008, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to 'in process research and development charges' at the acquisition date. Commencing from January 1, 2009, acquired in-process research and development is no longer expensed on acquisition, but rather capitalized and assessed for impairment at least annually and, upon reaching technological feasibility, will be amortized over its useful life.

**o. Shipping and handling costs**

Shipping and handling costs are classified as a component of cost of sales.

**p. Income taxes**

*(i) Deferred income taxes*

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities and on the tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as it is the Company's policy permanently to reinvest the subsidiaries' earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax or other opportunity that may arise.

Tax liabilities which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold, and not to realize, these investments.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

*(ii) Uncertainty in income taxes*

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company's policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.

**q. Treasury shares**

Treasury shares are presented as a reduction of shareholders' equity, at their cost to the Company.

**r. Derivative financial instruments**

The Company enters into forward exchange contracts to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, as 'gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes' and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among 'financial expenses—net'. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among 'financial expenses—net'.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

**s. Stock-based compensation**

Equity awards granted to employees are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are re-measured at each reporting period at fair value until they have vested in full. The fair value of equity awards is charged to statement of operations over the service period.

Liability awards are measured at fair value and are re-measured at each reporting period until settled. The fair value of liability awards is charged to statement of operations over the service period.

**t. Comprehensive income (loss)**

In addition to net income (loss), comprehensive income includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges net of tax; (ii) unrealized gains and losses arising from securities classified as available-for-sale (including other-than-temporary impairment not attributed to credit loss); and (iii) foreign currency translation adjustments. The foreign currency translation adjustment includes adjustments related to OMD, even though it is presented as 'discontinued operations', see note 2b.

**u. Earnings (loss) per share**

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In 2009 and 2008, outstanding equity awards were not taken into account due to their anti-dilutive effect.

**v. Reclassifications**

Certain comparative figures have been reclassified to conform to the current year presentation. As to the presentation of the assets, liabilities and financial results of OMS and OMD as 'discontinued operations' for all periods presented, see note 2b.

**w. Impact of a recently issued accounting pronouncement**

In October 2009 the Financial Accounting Standards Board of the United States issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements, an amendment to the accounting and disclosure for revenue recognition. This amendment, which became effective for fiscal years beginning on or after June 15, 2010, modified the criteria for recognizing revenue in multiple element arrangements and required companies to develop a best estimate of the selling price of the separate deliverables and allocate consideration related to each element using the relative selling price method. Additionally, the amendment eliminated the residual method for allocating arrangement consideration. The Company will apply the provisions of this accounting standard on a prospective basis to all revenue arrangements entered into or materially modified subsequent to January 1, 2011. The adoption of this amendment is not expected to have a material impact on the Company's consolidated financial statements.

## NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY, DISCONTINUED OPERATIONS AND BUSINESS ACQUISITIONS:

**a. Proportionately consolidated company**

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Mentor Graphics Development Services (Israel) Ltd. (formerly Valor Computerized Systems Ltd.) and combines the former CAM operations of both companies.

The Company's wholly-owned subsidiaries market and provide customer support in respect of Frontline's products.

The Company's interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2010 and 2009, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2010, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company's percentage of holding.

The following Frontline data is reflected in the Company's consolidated financial statements on the basis of the Company's percentage of holding:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| (i) Balance sheet data: | | |
| Assets: | | |
| Current assets | 2,708 | 1,916 |
| Property, plant and equipment—net | 122 | 91 |
| Funds in respect of employee rights upon Retirement | 596 | 499 |
| | 3,426 | 2,506 |
| Liabilities: | | |
| Current liabilities | 783 | 444 |
| Liability for employee rights upon retirement | 935 | 805 |
| | 1,718 | 1,249 |

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| (ii) Operating results data: | | | |
| Revenues: | | | |
| Sales of products | 8,582 | 4,153 | 5,914 |
| Services rendered | 5,065 | 4,965 | 5,600 |
| Cost of revenues: | | | |
| Cost of products sold | (76) | (34) | (55) |
| Cost of services rendered | (1,771) | (1,496) | (1,902) |
| Research and development costs | (2,622) | (2,091) | (2,530) |
| Selling, general and administrative Expenses | (2,002) | (1,649) | (1,747) |
| Financial income (expenses)—net | (17) | 7 | 55 |
| Net income before taxes on income | 7,159 | 3,855 | 5,335 |
| (iii) Cash flow data: | | | |
| Net cash provided by operating activities | 6,306 | 4,689 | 6,153 |
| Net cash used in investing activities | (70) | (18) | (19) |

As to equity awards to employees of Frontline, see note 9b(v)D.

**b. Discontinued operations:**

(i) Orbotech Medical Solutions Ltd.

On October 31, 2010, the Company entered into an agreement (the **"APA"**) with General Electric Company (**"GE"**) pursuant to which a subsidiary of GE acquired the assets of OMS, for approximately $9.0 million in cash at closing, and up to an additional $5.0 million in cash, subject to the achievement, which is not dependent on Orbotech, of certain agreed performance-based milestones. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all claims (see note 8b(ii)(b)). No value was attributed to the disposition of the above claims by GE against the Company. Upon closing, the Company will recognize an after-tax income of approximately $6 million. OMS revenues were $6.1 million, $3.8 million and $2.7 million in 2010, 2009 and 2008, respectively. OMS losses net of taxes were $4.0 million, $3.2 million and $3.1 million in 2010, 2009 and 2008, respectively. Assets of OMS were $6.7 million and $5.5 million at December 31, 2010 and 2009, respectively. Liabilities of OMS were $0.9 million and $1.6 million at December 31, 2010 and 2009, respectively.

(ii) Orbotech Medical Denmark A/S.

As of December 31, 2010, the Company committed to a plan to sell OMD by the end of 2011. OMD revenues were $5.6 million, $14.5 million and $18.9 million in 2010, 2009 and 2008, respectively. OMD losses net of taxes were $4.7 million, $0.7 million and $34.3 million in 2010, 2009 and 2008, respectively. The losses in 2010 included impairment of the remaining goodwill of $0.7 million and impairment of the remaining other intangible assets of $0.8 million. The losses in 2008 included impairment of goodwill of $17.0 million and impairment of other intangible assets of $21.3 million. Assets of OMD were $5.6 million and $11.0 million at December 31, 2010 and 2009, respectively. Liabilities of OMD were $1.3 million and $2.9 million at December 31, 2010 and 2009, respectively.

(iii) Summarized financial information for the combined discontinued operations is set forth below:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| **Assets:** | | |
| Cash and cash equivalent | 1,356 | 3,214 |
| Account receivable-trade | 4,224 | 1,923 |
| Inventories | 4,541 | 7,268 |
| Property plant and equipment, net | 1,439 | 2,123 |
| Other assets | 791 | 1,920 |
| Assets of discontinued operations | 12,351 | 16,448 |
| **Liabilities-** | | |
| Liabilities of discontinued operations | 2,172 | 4,556 |

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| **Operations:** | | | |
| Total revenues | 11,692 | 18,270 | 21,596 |
| Loss before income tax benefit | (9,460) | (3,953) | (43,930) |
| Income tax benefit | 743 | 39 | 6,539 |
| Loss from discontinued operations, net of tax | (8,717) | (3,914) | (37,391) |
| Loss per share (basic and diluted) from discontinued operations | $ (0.25) | $ (0.11) | $ (1.12) |
| Weighted average number of share used in computation of loss per share—in thousands | 34,911 | 34,501 | 33,512 |

c. **Business acquired in 2008**

On October 2, 2008, as part of Orbotech's strategy of expanding its product offerings to FPD manufacturers, the Company completed the acquisition of Photon Dynamics, Inc. ("**PDI**"), a leading provider of test and repair systems for the FPD industry (the "**PDI Acquisition**"). Under the terms of the governing agreement, on the closing date of the PDI Acquisition (the "**PDI Closing Date**") the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI's common stock, and issued equity awards with respect to Ordinary Shares, having an aggregate fair value at that date of $9.6 million, to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million, including $6.2 million paid by the Company in transaction costs in connection with the PDI Acquisition.

In September 2008, in connection with the PDI Acquisition, the Company borrowed $160 million from Israel Discount Bank Ltd. ("**IDB**"). In addition, as permitted under the applicable accounting guidelines, in connection with the PDI Acquisition the Company sold certain securities, in the amount of $31 million, which had previously been designated by it as 'held-to-maturity'. On the PDI Closing Date, PDI had approximately $64 million in cash.

The Company accounted for the PDI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of PDI:

| | $ in millions |
|---|---|
| Current assets | 148.3 |
| Property, plant and equipment | 10.6 |
| Identifiable intangible assets: | |
| Technological intellectual property (1) | 59.5 |
| Business-related intellectual property (2) | 42.4 |
| In-process research and development (3) | 6.5 |
| Goodwill | 82.4 |
| Total assets acquired | 349.7 |
| Current liabilities | 51.2 |
| Long-term liability | 2.7 |
| Total liabilities assumed | 53.9 |
| Net assets acquired | 295.8 |

(1) Amortized over a period of 7 years.
(2) Amortized over periods up to 12 years.
(3) This in-process research and development did not result in any products that were launched through December 31, 2010.

The results of the acquired business were consolidated as of the PDI Closing Date. Amortization of the goodwill is not a recognized expense for tax purposes. The goodwill was allocated to the Production Solutions for the Electronics Industry segment. In connection with the consummation of the PDI Acquisition, on October 2, 2008, PDI sold its holding in Salvador Imaging, Inc. ("**Salvador**") to a group of private investors for approximately $3.5 million. The sale agreement included a one time earn-out provision, which resulted in an additional $3.3 million being received by PDI in 2009. See note 5a.

As a result of the decrease in the Company's market capitalization in the latter part of 2008 and the global economic downturn that negatively affected capital expenditure in the electronics industry, in December 2008 the Company conducted an impairment test on the goodwill and the intangible assets acquired in this transaction. The Company concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $ 88.0 million, which included $85.7 million with respect to the goodwill associated with PDI, namely the amount which was allocated to goodwill at that time. Based on the Company's assessment, undiscounted cash flows for the intangible assets exceeded their net book value, indicating that as of December 31, 2008 the Company was not required to record an impairment charge with respect to such intangible assets. This assessment differs from the assessment for possible impairment of goodwill, which requires a two-step impairment assessment of the implied fair value of the goodwill using discounted cash flows for an entire reporting unit. The goodwill impairment calculation is impacted by, among other factors, the market capitalization of the Company. Therefore, the Company was able to conclude that the FPD unit's intangible assets were not impaired while the goodwill balances were impaired.

Below is a an unaudited pro forma combined statement of income from continuing operations data for the year ended December 31, 2008, presented as if the PDI Acquisition had occurred on January 1, 2008, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) the receipt of a bank loan in connection with the PDI Acquisition; and (ii) add-back of interest income on Orbotech's cash, cash equivalents and marketable securities used as cash consideration in the acquisition. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2008, nor is it indicative of future results.

| | Year ended December 31 2008 |
|---|---|
| | $ in thousands |
| | (unaudited) |
| Net sales | 546,812 |
| Net loss | 161,858 |
| Loss from continuing operations attributable to Orbotech Ltd. | 124,699 |
| Net loss attributable to Orbotech Ltd. | 162,090 |
| Loss per share from continuing operations—basic and diluted | $ 3.72 |
| Net loss per share—basic and diluted | $ 4.84 |

## NOTE 3—INVENTORIES

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Components: | | |
| For manufacturing of systems, net* | 43,500 | 35,810 |
| For servicing of systems | 30,282 | 28,735 |
| | 73,782 | 64,545 |
| Work in process | 14,514 | 7,850 |
| Finished products | 24,516 | 21,936 |
| | 112,812 | 94,331 |

* The changes in the inventory write-down provision are as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Balance at beginning of year | 3,160 | 5,696 | 4,280 |
| Additional provision made during the year, see note 14e | | | 3,348 |
| Provision utilized upon disposal of inventories | (1,774) | (2,536) | (1,932) |
| Balance at end of year | 1,386 | 3,160 | 5,696 |

## NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

### a. Composition of assets

Composition of assets, grouped by major classifications, is as follows:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Cost: | | |
| Machinery and equipment | 31,541 | 29,479 |
| Leasehold improvements | 37,078 | 36,117 |
| Land and buildings | 9,262 | 9,439 |
| Office furniture, equipment and computer equipment | 36,067 | 33,006 |
| Vehicles | 460 | 540 |
| | 114,408 | 108,581 |
| Less—accumulated depreciation and amortization | 89,566 | 81,373 |
| | 24,842 | 27,208 |

### b. Depreciation and amortization

Depreciation and amortization expenses totaled $9,489,000, $10,129,000 and $8,963,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

## NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS:

### a. Goodwill:

(i) Composition

The net goodwill balances as of December 31, 2010 and 2009 were $12.0 million, comprised of $108.7 million gross amount less accumulated impairment losses of $96.7 million. The net balance relates to the production solutions Production Solutions for the Electronics Industry segment.

(ii) Annual Goodwill Impairment Test

As mentioned in note 1j above, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

No impairment from continuing operations resulted from the annual goodwill impairment test conducted in September 2010 and 2009.

The adjustment of impairment of goodwill of $3.3 million recorded in 2009 includes a one time earn-out amount representing additional consideration from the disposition of Salvador by PDI as of the Closing Date. This amount was charged to earning, rather than being recorded as adjustment of goodwill allocated to the respective acquisition, since the respective goodwill amount had been fully written off in the fourth quarter of 2008.

### b. Other intangible assets

The amortized balance of other intangible assets related to continuing operations, mainly intellectual property, is composed as follows:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Original amount | 126,605 | 126,605 |
| Less—accumulated amortization | 60,210 | 46,034 |
| | 66,395 | 80,571 |

Amortization of other intangible assets (including in-process research and development charges in 2008) totaled $14,176,000, $19,848,000 and $12,280,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated amortization expense for the years stated below is as follows:

| | $ in thousands |
|---|---|
| Year ending December 31: | |
| 2011 | 12,287 |
| 2012 | 11,688 |
| 2013 | 11,329 |
| 2014 | 11,329 |
| 2015 | 9,205 |
| 2016-2019 | 10,557 |
| | 66,395 |

## NOTE 6 – LONG-TERM BANK LOAN

On July 22, 2008, in connection with the completion of the PDI Acquisition, the Company and IDB entered into a Financing Agreement (the "**Financing Agreement**"), pursuant to which the Company borrowed $160.0 million and obtained an additional $25 million credit facility. The Financing Agreement was amended by the Financing Agreement—First Amendment, entered into by the same parties and signed on February 22, 2009 (the "**Financing Agreement First Amendment**"); and both the Financing Agreement and the Financing Agreement First Amendment were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009 by the same parties, as amended on May 27, 2010 and February 15, 2011 (the "**Amended Financing Agreement**"). References in these financial statements to the "**Loan Agreements**" are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement.

Pursuant to the Loan Agreements, a credit facility of up to $185 million is available to the Company including the $160 million already utilized to finance, in part, the PDI Acquisition. In 2010, the Company repaid $32 million principal amount under the Loan Agreements and a net remaining principal amount of $128 million was outstanding at December 31, 2010 as repayable over a four-year period ending December 31, 2014. An amount of up to $25 million of the credit facility was to remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings had to be repaid and such additional $25.0 million credit facility terminated. In February 2011, IDB agreed to extend the $25 million credit facility until January 29, 2012 for short-term borrowings only. As of December 31, 2010, the interest rate on $48 million of this debt is fixed at a rate of 4.88% and the interest rate on the remaining $80 million is variable. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB's cost (which is determined with reference to the London Interbank Offered Rate (LIBOR)) plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. The actual interest rate on the outstanding variable rate debt at December 31, 2010 was 3.32% and at December 31, 2009 was 3.27%. The Loan Agreements include a non-utilization fee due quarterly with respect to the unused amount of the additional $25.0 million short-term credit facility described above. Until December 31, 2010, this fee was 0.3% per annum, between January 1, 2011 and February 14, 2011, no fee was payable and beginning February 15, 2011 through January 29, 2012, this fee is 0.2% per annum. In addition, the Company paid customary fees in connection with entering into the Loan Agreements.

The Loan Agreements contain provisions pursuant to which the Company has agreed to comply with various operating covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB's consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company's shareholders' equity (defined by reference to the Company's consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company's consolidated balance sheet and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company's consolidated balance sheet.

The financial covenants also require that the Company's annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company's Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, 'EBITDA' is defined as the cumulative amount of the Company's operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company's latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles, restructuring charges and losses (gains) from discontinued operations.

For these purposes 'Financial Debt' is defined as the Company's liabilities, as provided in its consolidated financial statements, to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities.

In addition, commencing January 1, 2010, the Company became required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company's consolidated balance sheet.

As part of the Loan Agreements, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts due to IDB under the Loan Agreements. These charges will remain in place as security for the repayment of amounts under the Loan Agreements.

As of December 31, 2010, the Company was in compliance in all respects with the covenants in the Loan Agreements.

## NOTE 7—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees' names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in the opinion of management, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

The Company and its Israeli subsidiaries may only make withdrawals from the funds for the purpose of paying severance pay. Most of the Company's non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

Severance pay expenses were $4,951,000, $6,515,000 and $7,954,000 in the years ended December 31, 2010, 2009 and 2008, respectively. Defined contribution plan expenses were $5,058,000, $3,758,000 and $5,285,000 in the years ended December 31, 2010, 2009 and 2008, respectively. The Company expects severance pay contributions in 2011 to be approximately $4 million.

Upon reaching normal retirement age, the Company's employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach normal retirement age. The Company expects that such amounts will be paid mainly from recognized pension funds, deposits with severance pay funds and insurance policies.

## NOTE 8—COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

### a. Lease commitments

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2011 and 2019.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2010, were as follows:

| | $ in thousands |
|---|---|
| Year ending December 31: | |
| 2011 | 9,584 |
| 2012 | 7,530 |
| 2013 | 5,666 |
| 2014 | 5,155 |
| 2015 | 5,044 |
| 2016 - 2019 | 3,427 |
| | 36,406 |

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "**Israeli CPI**").

Rental expenses totaled $9,871,000, $10,161,000 and $8,159,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

### b. Contingent liabilities:

*(i) Intellectual Property*

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company's products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company's obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

(ii) *Litigation:*

(a) In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming approximately NIS 18.5 million (currently, approximately $5.2 million) in damages (the "**Complaint**"). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor's principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company's management believes that the Complaint is without merit. No provision has been made in respect of this claim in these financial statements.

(b) On November 4, 2008, GE Healthcare, a unit of GE, filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute originally at issue in that matter related to GE's claim that OMS had an obligation to supply GE Medical Systems Israel Ltd. ("**GEMSI**") with 850 CZT modules. The suit was originally filed in the United States District Court for the Central District of California and was transferred to the United States District Court for the Eastern District of Wisconsin (the "**Wisconsin Court**").

After the initial complaint was filed, GE amended its complaint to add, among other things, additional claims for damages. Subsequently, the complaint was dismissed by the Wisconsin Court on the grounds of forum non conveniens. In dismissing the action, the Wisconsin Court ruled that the weight of both public and private factors supported resolution of the action in the Israeli courts. Further to that decision and the order of the Wisconsin Court, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel (the "**Israeli Court**") on November 16, 2009.

However, on October 31, 2010, GE, GEMSI, OMS and the Company entered into the APA pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation between them described above and, on February 14, 2011, the Israeli Court approved the settlement agreement entered into by the parties and dismissed the litigation with prejudice.

No provision has been made in respect of this claim in these financial statements.

On December 4, 2008 (prior to amendment of GE's complaint in the Wisconsin Court and the filing of the complaint in the District Court in Israel) GE and GEMSI had notified the Company that they were referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of the 2004 Agreement. The dispute relates to certain of the claims included in GE's amended complaint as well as the complaint filed in Israel, as described above. An arbitrator was selected but was not appointed and the Company and OMS did not receive a statement of claim. In connection with the closing of the APA, the parties notified the arbitrator of their agreement to withdraw their claims against each other.

c. On August 20, 2009 Yieldboost Technologies, Inc. ("Yieldboost") filed a claim against PDI and Orbotech, Inc. alleging that the manufacture and sale by them of a certain product infringed one of its patents and claiming damages in an unspecified amount. This claim was based on a previous claim filed by Yieldboost in October 2008 which had been dismissed without prejudice.

On August 2010, the parties filed with the court a notice of settlement and unconditional dismissal of this matter pursuant to which the Company paid $0.75 million to YieldBoost.

Should developments in any of the above legal matters cause a change in the Company's view about its defenses and settlement strategies, this may result in the need to recognize a material accrual, or should any of the above litigation matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on the Company's results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs, and potentially in future periods.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company's financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company's view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company's financial position and results of operations for the period in which it occurs, and potentially in future periods.

### c. Restriction placed in respect of liabilities

As part of the Loan Agreements, Orbotech created a floating charge, for the benefit of the lender under the Loan Agreements, on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements, see note 6.

The Company performs certain forward transactions and other related activities, primarily with respect to currency hedging, and factoring activities, with Bank Hapoalim Ltd. ("**Hapoalim**"). In connection with these activities, the Company is exposed to certain risks of loss. Hapoalim has granted the Company an approved credit risk limit of up to an aggregate amount of US$ 22 million. To secure this credit risk, on October 21, 2010, Orbotech created the Hapoalim Debenture under which an additional floating charge on all of the Company's assets, was created in favor of Hapoalim. In addition, Orbotech has agreed to comply with various operating covenants, including certain reporting requirements, covenants that restrict the creation of charges and pledges on its assets in favor of third parties, the sale of certain assets and certain acquisition and merger activities, without Hapoalim's consent. In addition, the Hapoalim Debenture also contains customary provisions allowing for acceleration of repayment of all amounts under any outstanding credit balance in connection with the Hapoalim Banking Activities.

## NOTE 9—SHAREHOLDERS' EQUITY:

### a. Issued and outstanding shares; trading market

At December 31, 2010, a total of 35,095,291 Ordinary Shares were issued and outstanding. This does not include a total of 1,988,293 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

The Company filed a shelf registration statement on Form F-3 with the SEC on December 28, 2009 under which it may issue additional Ordinary Shares, warrants, subscription rights or debt securities with an aggregate offering price of up to $150.0 million, which became effective on January 13, 2010.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

**b. Equity remuneration plans:**

*(i) Description of plans*

The Company, through its board of directors (the "**Board of Directors**") and, subject to Israeli companies law, the remuneration committee of the Board of Directors (the "**Remuneration Committee**"), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the "**2000 Plan**") and the 2010 Equity-Based Incentive Plan (the "**2010 Plan**"), both of which were adopted with Orbotech shareholder approval; as well as a number of equity remuneration plans which were adopted or assumed by PDI prior to the PDI Closing Date and assumed by the Company on the PDI Closing Date in connection with the PDI Acquisition. These plans are discussed in further detail below.

*(A) The 2000 Plan*

The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company's subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

Equity awards under the 2000 Plan are issuable in the form of restricted shares (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or as options, either within or outside the context of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the "**Tax Ordinance**"), in the form of incentive stock options that comply with United States tax law or 'nonqualified' stock options, or otherwise. The 2000 Plan will expire on June 4, 2015, except as to equity awards outstanding on that date.

At December 31, 2010, under the 2000 Plan, options to purchase a total of 4,142,540 Ordinary Shares (1,545,923 of which had vested) remained outstanding, a total of 341,351 restricted shares that had been granted (214,925 of which had vested) remained beneficially held by the grantees, and 235,635 Ordinary Shares remained available for future equity awards.

*(B) The 2010 Plan*

On July 15, 2010, the Board of Directors adopted, and the Company's shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

1,000,000 Ordinary Shares for issuance pursuant to awards granted under the 2010 Plan. The 2010 Plan: (i) provides only for the awarding of restricted shares and RSUs (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), either within or outside the context of Section 102 of the Tax Ordinance, and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company's equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board of Directors (but which shall be linked to the Company's profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based restricted shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (v) provides that if the employment or services of a grantee of restricted shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the restricted shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company's general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

At December 31, 2010, under the 2010 Plan: (i) 78,400 non-performance-based RSUs and 36,900 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 884,700 Ordinary Shares remained available for future equity awards.

*(C) PDI equity remuneration plans*

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the "**PDI Equity Remuneration Plans**"). The PDI Equity Remuneration Plans provide for stock options and RSUs.

At December 31, 2010, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 389,245 Ordinary Shares (336,160 of which had vested), and 263,946 RSUs, remained outstanding.

*(ii) General*

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant.

Generally, awards under the Company's equity remuneration plans (other than: (i) awards to directors; and (ii) awards under the PDI Equity Remuneration Plans) vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options generally expire seven years from the date of grant. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed and unvested RSUs, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services.

In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan. Ordinary Shares issued upon the exercise of options or in settlement of RSUs, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial 'cliff' vesting event six months from the grant date and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee's continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

*(iii) Taxation*

As a result of an election made by the Company under Section 102 of the Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains to the grantees, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

*(iv) Option Exchange*

On November 4, 2010, the Company filed a Tender Offer Statement with the SEC, thereby commencing a tender offer (the "**Exchange Offer**") pursuant to which certain employees of the Company exchanged certain eligible options to purchase an aggregate of 429,600 Ordinary Shares for new options to purchase an aggregate of 157,638 Ordinary Shares. The directors and the senior management and corporate officers of the Company, as well as certain additional members of the Company's senior management, were not eligible to participate in the Exchange Offer.

On December 16, 2010, the Company granted new options pursuant to the Exchange Offer in exchange for the eligible options that had been tendered and accepted. These new options were issued pursuant to the 2000 Plan, at a uniform exercise price per share of $12.26 and are each subject to a two-year vesting schedule commencing on the grant date. With the exception of new options issued in exchange for eligible options granted in September 2005, each new option is for a term equal to the remaining term of the eligible option for which it was exchanged. New options granted in exchange for eligible options granted in September 2005 will expire on February 28, 2013. In addition, Ordinary Shares tendered to the Company pursuant to the Exchange Program have been permanently retired by the Company and are no longer available for future issuances under the 2000 Plan. 271,962 Ordinary Shares were retired under the Exchange Offer in this manner.

Equity awards data presented in (v) below includes options cancelled and options issued pursuant to the Exchange Offer.

*(v) Equity awards data:*

*(A) Overview*

At December 31, 2010, under all of the Company's equity remuneration plans (including those assumed by it in connection with the PDI Acquisition), equity awards (comprised of stock options, restricted shares and RSUs) with respect to a total of 5,252,382 Ordinary Shares were outstanding (of which 2,097,008 had vested) and 1,120,335 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company's equity remuneration plans during 2010, 2009 and 2008 was $4.7 million, $6.4 million and $5.3 million, respectively, without any reduction in income taxes.

*(B) Valuation assumptions*

The fair value of each option granted is estimated using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company's shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Dividend yield has been assumed to be zero.

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of the award.

*(C) Employee equity awards:*

*1. Options*

| | Year ended December 31, 2010 | | | |
|---|---|---|---|---|
| | Number | Weighted average exercise price ($) | Weighted average remaining contractual term (years) | Aggregate intrinsic value ($ in thousands) |
| Outstanding at beginning of year (*) | 4,725,119 | 13.16 | | |
| Changes during year: | | | | |
| Granted (**) | 860,541 | 11.10 | | |
| Exercised | (166,478) | 5.64 | | |
| Forfeited or expired | (962,411) | 22.04 | | |
| Outstanding at end of year | 4,456,771 | 11.12 | 4.65 | 16,215 |
| Exercisable at end of year | 1,845,908 | 13.81 | 3.62 | 5,563 |

(*) Adjusted to reflect a correction in the amount of options outstanding at December 31, 2009.

(**) Including options to purchase a total of 36,742 Ordinary Shares awarded to directors of the Company, at an exercise price of $10.28 per share.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all 'in-the-money' options had they all exercised such options and sold the underlying shares at the Company's closing share price on December 31, 2010 (which was $13.07).

The weighted average grant date fair value of employee options granted or assumed during the years ended December 31, 2010, 2009 and 2008 was $3.83, $2.61 and $2.40, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2010, 2009 and 2008 was $1.0 million, $0.4 million and $0.5 million, respectively.

2. *Restricted shares*

| | Year ended December 31, 2010 | |
|---|---|---|
| | **Number** | **Weighted average grant date fair value ($)** |
| Non-vested at beginning of year | 200,292 | 12.55 |
| Changes during year: | | |
| Awarded (*) | 14,698 | 10.28 |
| Vested | (87,564) | 13.22 |
| Forfeited | (2,250) | 12.95 |
| Non-vested at end of year | 125,176 | 11.80 |

(*) All of which were awarded to directors of the Company.

The weighted average grant date fair value of employee restricted shares granted during the year ended December 31, 2010, 2009 and 2008 was $10.28, $9.70 and $ 11.55, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2010, 2009 and 2008 was $1.0 million, $0.8 million and $1.8 million, respectively.

3. *RSUs*

| | Year ended December 31, 2010 | |
|---|---|---|
| | **Number** | **Weighted average grant date fair value ($)** |
| Outstanding at beginning of year | 445,366 | 7.75 |
| Changes during year: | | |
| Awarded | 113,300 | 10.75 |
| Released | (156,105) | 7.75 |
| Forfeited | (25,315) | 7.75 |
| Outstanding at end of year | 377,246 | 8.65 |

The weighted average awarded or assumed of employee restricted shares granted or assumed during the years ended December 31, 2010 and 2008 was $10.75 and $ 7.75, respectively.

The total intrinsic value of employee RSUs released during the year ended December 31, 2010, 2009 and 2008 was $1.5 million, $1.96 million and $1.95 million, respectively.

4. *Black-Scholes data*

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2010, 2009 and 2008, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2010—41%, 2009—37% and 2008—33%; and risk-free interest rate of: 2010—1.5%, 2009—1.5% and 2008—2.0%.

5. *Unrecognized compensation expense*

At December 31, 2010, there was $4.2 million of total unrecognized compensation cost related to non-vested employee options, $1.7 million of total unrecognized compensation cost related to non-vested employee restricted shares and $0.4 million of total unrecognized compensation cost related to non-vested RSUs, granted under the Company's equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D) *Non-employee equity awards:*

1. *Options*

| | Year ended December 31, 2010 | | | |
|---|---|---|---|---|
| | **Number** | **Weighted average exercise price ($)** | **Weighted average remaining contractual term (years)** | **Aggregate intrinsic value ($ in thousands)** |
| Outstanding at beginning of year | 75,750 | 19.26 | | |
| Changes during year: | | | | |
| Granted | 21,214 | 11.51 | | |
| Exercised | (800) | 4.13 | | |
| Forfeited or expired | (21,150) | 29.07 | | |
| Outstanding at end of year | 75,014 | 14.47 | 4.24 | 175 |
| Exercisable at end of year | 36,175 | 18.79 | 2.93 | 61 |

The weighted average grant date fair value of non-employee options granted or assumed during the years ended December 31, 2010, 2009 and 2008 was $5.13, $3.57 and $1.23, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2010, 2009 and 2008 was $6,400, $1,400 and $14,000, respectively.

2. *Restricted shares*

| | Year ended December 31, 2010 | |
|---|---|---|
| | Number | Weighted average grant date fair value ($) |
| Non-vested at beginning of year | 2,750 | 14.59 |
| Changes during year: | | |
| Awarded | — | N/A |
| Vested | (1,500) | 15.24 |
| Non-vested at end of year | 1,250 | 13.80 |

The weighted average grant date fair value of non-employee restricted shares awarded during the years ended December 31, 2008 was 11.84.

The total fair value of non-employee restricted shares vested during the years ended December 31, 2010, 2009 and 2008 was $17,000, $19,000 and $20,000, respectively.

3. *Black-Scholes data*

In calculating the fair value of options granted to non-employees under share-based remuneration arrangements during 2010, 2009 and 2008, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2010—41%, 2009—39% and 2008—35%; and risk-free interest rate of: 2010—1.5%, 2009—1.5% and 2008—1.5%.

4. *Unrecognized compensation expense*

At December 31, 2010, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

**c. Dividends**

The distribution of cash dividends out of all the retained earnings of the Company (approximately $227 million as of December 31, 2010) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

**NOTE 10—TAXES ON INCOME:**

**a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959**

Most of the production facilities of the Company and its Israeli subsidiaries have been granted 'approved enterprise' status under the Law for the Encouragement of Capital Investments, 1959 (the "**Approved Enterprise Law**"). The main benefit arising from such status is the reduction in tax rates on income derived from 'approved enterprises'.

In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not generally apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a 'Benefiting Enterprise' subject to meeting certain criteria (replacing the previous terminology of 'Approved Enterprise', which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel). As a result of these amendments, tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes.

Since the Company is a 'foreign investors' company' as defined by the Approved Enterprise Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from approved and benefited enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the approved and benefited enterprises expires in phases through 2019.

The tax benefits in respect of part of the production facilities of the Company have expired.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 10%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see e. below and note 9c).

The Company and its Israeli subsidiaries are entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Approved Enterprise Law and regulations published thereunder, and in the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest, or other monetary penalty.

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the "**2011 Amendment**"). Under the 2011 Amendment, income derived by 'Preferred Companies' from 'Preferred Enterprises' (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as 'Preferred Income', would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a 'Special Preferred Enterprise' (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company may elect whether to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years.

The Company does not expect the 2011 Amendment to have a material effect on the tax payable in respect of its Israeli operations.

**b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969**

The Company and its Israeli subsidiaries are 'industrial companies' as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and amortization of patents and certain other intangible property.

**c. Other applicable tax rates:**

*(i) Income from other sources in Israel*

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the regular corporate tax rate of 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

*(ii) Income of non-Israeli subsidiaries*

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

**d. Carryforward tax losses**

Carryforward tax losses totaled approximately $209 million at December 31, 2010, of which $102 million have no expiration date. As of December 31, 2010, the U.S. subsidiary had a federal net operating tax loss carryforward of approximately $104 million, which is included in the above $209 million amount of the carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2026. The Company believes that, as a result of having undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2010 and 2009, valuation allowance in the amount of approximately $22 million and $24 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $15 million at December 31, 2010. Such losses have no expiration date.

**e. Deferred income taxes**

Provided in respect of the following:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Provision for vacation pay | 720 | 656 |
| Accrued severance pay | 3,035 | 2,699 |
| Carryforward tax losses | 58,105 | 63,863 |
| Research and development costs | 3,996 | 3,938 |
| Taxes on undistributed income of Israeli subsidiary | (4,376) | (4,021) |
| Intangible assets | (26,032) | (31,320) |
| Other | 2,700 | 1,102 |
| | 38,148 | 36,917 |
| Less—valuation allowance* | 21,744 | 24,379 |
| | 16,404 | 12,538 |

* The changes in the valuation allowance are comprised as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Balance at beginning of year | 24,379 | 28,774 | 14,638 |
| Additions (reductions) during the year | (2,635) | (4,395) | 1,749 |
| Addition upon acquisition | | | 12,387 |
| Balance at end of year | 21,744 | 24,379 | 28,774 |

Deferred taxes are included in the balance sheets as follows:

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| **Assets:** | | |
| Current deferred income taxes | 5,913 | 4,384 |
| Non-current deferred income taxes | 12,679 | 10,164 |
| | *18,592 | 14,548 |
| **Liability-** | | |
| Non-current deferred income taxes | 2,188 | 2,010 |
| | 16,404 | 12,538 |

* Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at an average tax rate of 10%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 15% to 40%.

As stated in a. above, part of the Company's income is tax-exempt due to the approved enterprise status granted to most of the Company's production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2010 been distributed as dividends is approximately $32 million.

**f. Taxes on income included in the income statements**

As follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Current: | | | |
| Israeli | (1,226) | (2,510) | 500 |
| Non-Israeli | 12,489 | 2,669 | 5,128 |
| | 11,263 | 159 | 5,628 |
| Deferred: | | | |
| Israeli | (1,469) | (1,516) | (4,554) |
| Non-Israeli | (2,397) | 985 | (274) |
| | (3,866) | (531) | (4,828) |
| Total income taxes expense (benefit) | 7,397 | (372) | 800 |

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Income (loss) from continuing operations before taxes on income* | 50,403 | (16,214) | (96,882) |
| Theoretical tax expense (benefit) on the above amount | 12,600 | (4,216) | (26,158) |
| Less—tax benefits arising from approved enterprises | (529) | 2,777 | 8,132 |
| | 12,071 | (1,439) | (18,026) |
| Increase (decrease) in taxes resulting from: | | | |
| Different tax rates applicable to non-Israeli subsidiaries | (2,192) | 1,077 | (9,940) |
| Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net | 5,970 | 4,302 | 27,724 |
| Deferred taxes on losses for which valuation allowance was provided | (5,232) | | |
| Other | (585) | 83 | (707) |
| Net change in valuation allowance | (2,635) | (4,395) | 1,749 |
| Actual tax expense (benefit) | 7,397 | (372) | 800 |

* As follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Taxable in Israel | (9,582) | (53,021) | (94,113) |
| Taxable outside Israel | 59,985 | 36,807 | (2,769) |
| | 50,403 | (16,214) | (96,882) |

## g. Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years from 2004 through 2007, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel—2007 and onwards; Hong Kong—2006 and onwards; United States and Japan—2008 and onwards.

**h. Uncertain tax positions**

Following is a roll-forward of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2010, 2009 and 2008 (not including interest or penalties):

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Balance at beginning of year | 13,239 | 12,892 | 10,285 |
| Increases in unrecognized tax benefits as a result of tax positions taken during the year | 7,893 | 1,355 | 3,500 |
| Decrease in unrecognized tax benefits as a result of tax positions taken during a prior year, net | (317) | (623) | — |
| Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits | (3,572) | (385) | (893) |
| Balance at end of year | 17,243 | 13,239 | 12,892 |

As of December 31, 2010, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

In the years ended December 31, 2010, 2009 and 2008, the Company recorded net interest and penalties expenses (income) for uncertain tax positions in the amounts of $(0.1), $(0.2) million and $0.2 million, respectively. As of December 31, 2010 and 2009, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $1.0 million and $1.1 million, respectively.

## NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

**a. General**

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli, European and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

**b. Derivative instruments**

As stated in note 1r, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2010 were as follows:

| | $ in millions |
|---|---|
| Forward exchange contracts for conversion of: | |
| Euros into Dollars | 1.3 |
| Japanese Yen into Dollars | 41.8 |
| Dollars into NIS | 14.8 |
| Korean Won into Dollars | 9.8 |
| Taiwan Dollars into Dollars | 8.5 |
| Chinese RMB into Dollars | 6.2 |

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Balance at beginning of year | 2,657 | (5,799) | 941 |
| Unrealized gains (losses) from derivatives | 4,399 | 4,701 | (3,026) |
| Reclassifications into earnings from other comprehensive income (loss) | (6,444) | 3,735 | (3,694) |
| Tax effect | (31) | 20 | (20) |
| Balance at end of year | 581 | 2,657 | (5,799) |

**c. Fair value of financial instruments**

The fair value of financial instruments included in working capital and in non-current liabilities is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009, consistent with the fair value hierarchy provisions of the applicable accounting rules:

| | Fair value measurements at reporting date using | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| | $ in thousands | | | |
| **December 31, 2010:** | | | | |
| **Assets:** | | | | |
| Marketable securities | 187 | | | 187 |
| Auction-rate securities | | | 2,362 | 2,362 |
| Derivative assets | | 668 | | 668 |
| **Liabilities -** | | | | |
| Derivative liabilities | | 804 | | 804 |
| **December 31, 2009:** | | | | |
| **Assets:** | | | | |
| Marketable securities | 189 | | | 189 |
| Auction-rate securities | | | 9,780 | 9,780 |
| Derivative assets | | 3,059 | | 3,059 |
| **Liabilities -** | | | | |
| Derivative liabilities | | 136 | | 136 |

1. Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2. Level 2—Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivatives, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

3. Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company's auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured separately at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are classified as Level 3:

| | 2010 | 2009 |
|---|---|---|
| | $ in thousands | |
| Balance at January 1 | 9,780 | 19,241 |
| Amount realized | (6,742) | (9,684) |
| Net change in fair value: | | |
| Recorded as financial expenses | (1,250) | (2,945) |
| Recorded as other comprehensive income | 574 | 3,168 |
| Balance at December 31 | 2,362 | 9,780 |

The fair value of derivative instruments is presented below:

1. Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.6 million and $2.7 million at December 31, 2010 and December 31, 2009, respectively.
2. Asset derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.1 million and $0.4 million at December 31, 2010 and December 31, 2009, respectively.
3. Liability derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.1 million at December 31, 2010 and December 31, 2009.
4. Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.7 million and $0.1 million at December 31, 2010 and December 31, 2009, respectively.

## NOTE 12—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

| | December 31, 2010 | | |
|---|---|---|---|
| | Israeli currency(a) | | Other non-Dollar currencies |
| | Unlinked | Linked(b) | |
| | $ in thousands | | |
| Assets—current | 5,730 | 1,539 | 126,909 |
| Liabilities—current | 11,124 | | 53,052 |

(a) The above does not include balances in Israeli currency linked to the Dollar.
(b) To the Israeli CPI.

## NOTE 13—SUPPLEMENTARY BALANCE SHEET INFORMATION:

### a. Cash and cash equivalents

Substantially all of the Company's cash and cash equivalents bear interest. The annual interest rates as of December 31, 2010 ranged between 0.01% and 1.41%.

**b. Marketable securities:**

(i) Held-to-maturity securities -

At December 31, 2010 and 2009, the Company has no held-to-maturity securities.

(ii) Available-for-sale securities:

| | Amortized cost | Aggregate fair value | Gains in other comprehensive income | Losses in other comprehensive income |
|---|---|---|---|---|
| | $ in thousands | | | |
| December 31, 2010: | | | | |
| Debt securities | 187 | 187 | | |
| Auction-rate securities | 2,362 | 2,362 | | |
| | 2,549 | 2,549 | | |
| December 31, 2009: | | | | |
| Debt securities | 189 | 189 | | |
| Auction-rate securities | 10,353 | 9,780 | 738 | 1,311 |
| | 10,542 | 9,969 | 738 | 1,311 |

The marketable securities mature beyond 2015 and are presented as long-term available for sales securities.

During 2010, the Company sold $7.2 million of auction-rate securities, following which it recorded $0.9 million in losses charged to financial expenses.

In 2009, following the amendment of the applicable accounting guidelines, the Company re-classified $1.4 million which related to non-credit losses from retained earnings to other comprehensive income. During 2009, the Company also recorded $2.7 million as credit losses, mainly prior to the adoption of the new accounting guidance described in note 1w.

In 2008, the Company concluded that an amount of $0.9 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount.

**c. Accounts receivable:**

(i) Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follow:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Balance at beginning of year | 9,195 | 7,596 | 6,681 |
| Increase (decrease) during the year | (721) | 2,218 | 920 |
| Bad debt written off | (929) | (619) | (5) |
| Balance at end of year | 7,545 | 9,195 | 7,596 |

| | Year ended December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| (ii) Other: | | |
| Employees | 1,716 | 1,382 |
| Prepaid expenses | 10,563 | 7,432 |
| Deposits in respect of rent and other | 4,302 | 5,684 |
| Israeli Government departments and agencies (mainly value added tax refundable) | 2,205 | 1,956 |
| Advance payments to suppliers | 6,897 | 5,104 |
| Derivative assets | 668 | 3,059 |
| Sundry | 3,568 | 2,828 |
| | 29,919 | 27,445 |

**d. Accounts payable and accruals—other**

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Employees and employee institutions | 22,237 | 15,177 |
| Government departments and agencies | 10,214 | 5,823 |
| Accrued warranty | | 1,018 |
| Derivative liabilities | 804 | 136 |
| Accrued expenses | 21,155 | 25,596 |
| Sundry | 880 | 1,404 |
| | 55,290 | 49,154 |

**e. Deferred income**

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Deferred revenue relating to warranty commitments(*) | 24,421 | 17,005 |
| Deferred service revenue | | 331 |
| | 24,421 | 17,336 |

* The changes in deferred revenues relating to warranty commitments:

| | Year ended December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Balance at beginning of year | 17,005 | 17,433 |
| Revenue recognized during the year | (21,612) | (16,614) |
| Deferred revenue relating to new sales | 29,028 | 16,186 |
| Balance at end of year | 24,421 | 17,005 |

**f. Accumulated other comprehensive income**

| | December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax | 581 | 2,657 | (5,799) |
| Accumulated currency translation adjustment | 873 | 1,734 | 1,972 |
| Accumulated realized and unrealized loss on available-for-sale securities, net | | (574) | (2,296) |
| | 1,454 | 3,817 | (6,123) |

## NOTE 14—SELECTED STATEMENT OF OPERATIONS DATA:

**a. Segment and geographical information:**

*(i) Reportable segments:*

*(A) General*

The Company's two reportable segments are as follows:

1. *Production Solutions for the Electronics Industry*—this comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company's products for the electronics industry are primarily AOI, production and process control systems for PCBs and AOI, test and repair systems for FPDs. The Company also markets CAM and engineering solutions for PCB production. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

2. *Recognition Software*—this comprises the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph.

In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company's two reportable segments have been re-classified in the current year under "Other".

*(B) Information on revenues and assets of the reportable segments:*

1. Measurement of revenues and assets of the reportable segments:

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses—net, taxes on income, loss from discontinued operations and non-controlling interest since those items are not allocated to the segments.

**ORBOTECH LTD.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)**

2. Financial data relating to reportable segments:

| | Production solutions for the electronics industry | Recognition software | Other | Total |
|---|---|---|---|---|
| | $ in thousands | | | |
| Year ended December 31, 2010: | | | | |
| Revenues from unaffiliated customers: | | | | |
| Sales of products | 401,822 | 7,710 | | 409,532 |
| Services rendered | 113,761 | 6,062 | | 119,823 |
| Total revenues | 515,583 | 13,772 | | 529,355 |
| Operating income (loss) | 60,594 | 3,198 | (6,105) | 57,687 |
| Assets (at end of year) | 583,366 | 12,795 | 1,208 | 597,369 |
| Expenditures for segment assets | 6,329 | 91 | 332 | 6,752 |
| Depreciation and amortization | 23,331 | 152 | 182 | 23,665 |
| Year ended December 31, 2009: | | | | |
| Revenues from unaffiliated customers: | | | | |
| Sales of products | 244,057 | 7,774 | | 251,831 |
| Services rendered | 101,195 | 6,304 | | 107,499 |
| Total revenues | 345,252 | 14,078 | | 359,330 |
| Operating income (loss) | (5,179) | 3,571 | (3,516) | (5,124) |
| Assets (at end of year) | 564,547 | 9,569 | 621 | 574,737 |
| Expenditures for segment assets | 3,572 | 71 | 27 | 3,670 |
| Depreciation and amortization | 29,472 | 128 | 377 | 29, 977 |
| Year ended December 31, 2008: | | | | |
| Revenues from unaffiliated customers: | | | | |
| Sales of products | 293,796 | 9,669 | | 303,465 |
| Services rendered | 98,826 | 5,659 | | 104,485 |
| Total revenues | 392,622 | 15,328 | | 407,950 |
| Operating income (loss) | (96,998) | 3,560 | (1,970) | (95,408) |
| Assets (at end of year) | 583,993 | 19,228 | 300 | 603,521 |
| Expenditures for segment assets | *214,722 | 163 | 300 | 215,185 |
| Depreciation and amortization | 21,008 | 219 | 16 | 21,243 |

* Includes assets acquired in connection with the PDI Acquisition.

3. Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Total assets of reportable segments at end of year | 597,369 | 574,737 | 603,521 |
| Assets not allocated to segments | 30,972 | 31,025 | 31,340 |
| Consolidated assets at end of year | 628,341 | 605,762 | 634,861 |

*(ii) Geographical information:*

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Revenues—classified by geographical area (based on the location of customers): | | | |
| Sales of products: | | | |
| North America (mainly the United States) | 22,610 | 13,912 | 30,787 |
| Europe | 16,086 | 9,794 | 26,652 |
| Japan | 40,846 | 58,181 | 25,138 |
| Taiwan | 83,045 | 68,632 | 44,365 |
| China | 101,719 | 46,480 | 62,770 |
| Korea | 141,674 | 52,591 | 107,544 |
| Other Far Eastern countries | 2,990 | 2,139 | 4,596 |
| Other | 562 | 102 | 1,613 |
| Total sales of products | 409,532 | 251,831 | 303,465 |
| Services rendered: | | | |
| North America (mainly the United States) | 17,275 | 17,719 | 18,222 |
| Europe | 9,899 | 9,966 | 12,458 |
| Japan | 19,494 | 15,627 | 13,709 |
| Taiwan | 21,263 | 18,514 | 17,805 |
| China | 28,978 | 24,555 | 26,678 |
| Korea | 20,171 | 18,301 | 11,320 |
| Other Far Eastern countries | 2,467 | 2,586 | 3,900 |
| Other | 276 | 231 | 393 |
| Total services rendered | 119,823 | 107,499 | 104,485 |
| | 529,355 | 359,330 | 407,950 |

*(iii) Property plant and equipment net of accumulated depreciation and amortization by geographical location:*

| | December 31 | |
|---|---|---|
| | 2010 | 2009 |
| | $ in thousands | |
| Israel | 10,299 | 12,300 |
| United States | 5,571 | 5,837 |
| Europe | 5,466 | 5,855 |
| Other | 3,506 | 3,216 |
| Total | 24,842 | 27,208 |

**b. Major customers**

Revenues for the years ended December 31, 2010, 2009 and 2008 included revenues recognized from major customers as below:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | % of revenues | | |
| Customer A | 17 | 15 | 15 |
| Customer B | 11 | * | 13 |
| Customer C | * | 15 | * |
| Customer D | * | 13 | * |

*Less than 10% of the Company's revenues

All such revenues related to the Production Solutions for the Electronics Industry segment.

**c. Cost of revenues:**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| 1) Cost of products sold: | | | |
| Materials and subcontractors | 188,471 | 122,475 | 143,608 |
| Labor costs | 16,675 | 13,405 | 12,367 |
| Overhead and other expenses | 19,494 | 10,573 | 8,488 |
| | 224,640 | 146,453 | *164,463 |
| 2) Cost of services rendered: | | | |
| Materials consumed | 37,691 | 33,050 | 27,520 |
| Labor costs | 30,633 | 26,590 | 30,916 |
| Overhead and other expenses | 19,937 | 14,109 | 19,047 |
| | 88,261 | 73,749 | 77,483 |

* Excludes the write-downs of inventories of $3.3 million in 2008 relating primarily to excess inventories of components for certain of the Company's PCB products.

**d. Selling, general and administrative expenses**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Comprised as follows: | | | |
| Selling | 38,970 | 39,625 | 47,915 |
| General and administrative | 27,294 | 23,973 | 23,808 |
| | 66,264 | 63,598 | 71,723 |

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

**e. Restructuring charges**

In 2008, as part of the Company's refocusing of its strategic plan, the Company decided to phase out its activities in the assembled PCB business and, accordingly, commencing from the beginning of 2009 the Company no longer develops or markets assembled PCB equipment. As a result, the Company recorded a restructuring charge of $2.4 million, which was comprised of a workforce reduction. In addition, the Company wrote down $3.3 million in inventory, which was sold to a European entity which will continue to market and service the Company's installed base of assembled PCB equipment in Europe and North America. The Company continues to support and service its installed base of assembled PCB equipment in the Far East.

Additionally, during the second half of 2008, the Company initiated a restructuring program in order to re-align its infrastructure to the current worldwide economic conditions. The measures taken principally included a reduction in the Company's workforce by approximately 17.5% resulting in a restructuring charge of $6.4 million.

| | Costs relating to workforce reduction | Settlement with suppliers and subcontractors | Other costs | Total |
|---|---|---|---|---|
| | | $ in thousands | | |
| Balance at January 1, 2008 | 510 | | | 510 |
| Change in 2008 - | | | | |
| Provision created | 6,303 | 1,753 | 565 | 8,621 |
| Actual expenses | (3,825) | (1,753) | (376) | (5,954) |
| Balance at December 31, 2008 | 2,988 | — | 189 | 3,177 |
| Change in 2009 - | | | | |
| Actual expenses | (2,988) | | (181) | (3,169) |
| Balance at December 31, 2009 | — | | 8 | 8 |
| Change in 2010 - | | | | |
| Actual expenses | | | (8) | (8) |
| Balance at December 31, 2010 | — | — | — | — |

**f. Financial income (expenses)—net:**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | $ in thousands | | |
| Income: | | | |
| Interest: | | | |
| In respect of bank deposits and marketable securities | 1,005 | 1,230 | 4,966 |
| Other | 40 | 712 | 229 |
| Non-Dollar transaction gains—net | 8 | | 274 |
| | 1,053 | 1,942 | 5,469 |
| Expenses: | | | |
| Interest: | | | |
| Bank loan | 5,935 | 4,334 | 2,493 |
| Costs relating to factoring of letters of credit and promissory notes | 525 | 978 | 1,410 |
| Net loss from sale of marketable securities | 909 | 299 | 814 |
| Impairment of available-for-sale securities | 343 | 2,681 | 935 |
| Non-Dollar transaction losses—net | | 4,434 | |
| Other | 625 | 306 | 1,291 |
| | 8,337 | 13,032 | 6,943 |
| | (7,284) | (11,090) | (1,474) |

**g. Earnings (loss) per share**

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | In thousands | | |
| Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share | 34,911 | 34,501 | 33,512 |
| Add—incremental shares from assumed exercise of options | 867 | | |
| Weighted average number of shares used in computation of diluted earnings (loss) per share | 35,778 | 34,501 | 33,512 |

Diluted earnings per share for 2010 do not reflect liability awards due to their anti-dilutive effect; diluted earnings per share for 2009 and 2008 do not reflect options for 4.8 million and 5.0 million shares, respectively, due to their anti-dilutive effect.



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## BOARD OF DIRECTORS

**Yochai Richter**
Active Chairman of the Board

**Dr. Michael Anghel**

**Haim Benyamini**

**Yehudit Bronicki**

**Dan Falk**

**Gideon Lahav**

**Eliezer Tokman**

**Prof. Shimon Ullman**

**Arie Weisberg**

## OFFICERS

**Raanan Cohen**
President and Chief
Executive Officer

**Asher Levy**
President Global Business

**Amichai Steimberg**
Chief Operating Officer

**Dr. Abraham Gross**
Executive Vice President and
Chief Technology Officer

**Doron Abramovitch**
Corporate Vice President
and Chief Financial Officer

**Adrian Auman**
Corporate Vice President
Investor Relations
and Special Projects

**Michael Havin**
Corporate Secretary

## HEADQUARTERS

**Orbotech Ltd.**
Sanhedrin Boulevard
North Industrial Zone
P.O. Box 215
Yavne 81101, Israel
Tel: 972-8-9423533
Fax: 972-8-9438769
www.orbotech.com

## PRINCIPAL SUBSIDIARIES

**Orbotech Pacific Ltd.**
(Pacific Rim)
Tel: 852-28276688
Fax: 852-28276699
Arik Gordon
President

**Orbotech, Inc.**
(U.S.A.)
Tel: 1-978-6676037
Fax: 1-978-6679969
Ken Maylor
President

**Orbotech Japan Ltd.**
(Japan)
Tel: 81-3-32801300
Fax: 81-3-32801121
Nobuhiro Higashiiriki
President

**Orbotech S.A.**
(Europe)
Tel: 32-2-7274811
Fax: 32-2-7274848
Yoav Harel
President

**Orbograph Ltd.**
(Israel)
Tel: 972-8-9322257
Fax: 972-8-9328857
Avikam Baltsan
Barry Cohen
Joint General Managers

## LEGAL COUNSEL

**Tulchinsky Stern Marciano Cohen**
**Levitski & Co. Law Offices**
Tel Aviv, Israel

Cravath, Swaine & Moore LLP
New York, New York

## INDEPENDENT AUDITORS

**Kesselman & Kesselman**
**PricewaterhouseCoopers**
Tel Aviv, Israel

## REGISTRAR AND TRANSFER AGENT

**American Stock Transfer**
**& Trust Company**
59 Maiden Lane
New York, NY 10038
Tel: 1-212-9365100
Fax: 1-718-2364588

## INVESTOR RELATIONS

**Adam J. Rosen**
Tel: 1-646-536-3865
Fax: 1-561-364-1416

## REPORTS TO THE SEC

The Company files periodic reports with the United States Securities and Exchange Commission. Copies of those reports are available on the Company's website or may be obtained, upon request, from the Company's corporate secretary in Israel.

## STOCK LISTING

Orbotech's Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol **ORBK**.

www.orbotech.com



30 YEARS OF LEADERSHIP
orbotech.
Be Sure™
ESTABLISHED 1981